July 22, 2008

Ms. Amy Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C.  20549-7010

RE: SEC Comment Letter dated May 9, 2008
ERHC Energy, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 14, 2007
File Number 0-17325

Dear Ms. Parker:

In connection with your review of ERHC Energy, Inc.’s (the “Company”) Form 10-K, we respectfully submit the following responses to the comments included in your letter of May 9, 2008.

Comment 1 - General

We note your April 22, 2008 announcement regarding your leadership changes. Please advise why you did not file a current report on Form 8-K to disclose such changes. See Item 5.02 of Form 8-K.

Response

We have in response to your comment prepared a form 8-K regarding the April 22, 2008 leadership changes and are ready to file if you believe it is appropriate to issue the 8-K at this late date.  Most of our communication with our shareholders occurs either directly through shareholder updates issued by us or indirectly through our postings on our website.  We have also filed 8-Ks as appropriate in the past.  The changes in leadership was announced at our shareholder meeting, included in our shareholder update at that time and stated on our website.  Our not filing an 8-K in time on this occasion was a singular oversight and not in any way an attempt to keep important information from our shareholders and the market.  As indicated by our other forms of communication which were carried out in this case, we certainly intended the leadership change information to be disseminated to our shareholders and to the market.

5444 Westheimer, Suite 1440		Houston, Tx 77056
Tel: 713-626-4700	www.erhc.com	Fax: 713-626-4700

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Comment 2 – Item 1 - Business

You state in the “Overview” section that “The Company’s goal is to maximize its value through exploration and exploitation of oil and gas reserves in the Gulf of Guinea offshore of central Africa.” Clarify, if true that the exploration will not be done directly by you, but rather by third parties with whom you have contractual relationships, such Addax Petroleum Inc. and Sinopec Corp.

Response

We have revised the disclosures in ”Item 1. Business - Overview” of the 2007 Form 10-K in reply to your comment.

Comment 3 – Item 1 - Business

The disclosure under the subsection “Current Business Operations ”Is confusing in that it appears to focus on the transactions whereby ERHC obtained its exploration rights rather than clearly discussing ERHC’s interests and the operations (either of ERHC or of third parties) in connection with those interests. We note, for example, that the disclosure on ERHC’s website under “Operations – Joint Development Zone” and “Operations – Exclusive Economic Zone” present a more readily understandable discussion of the company’s current business. Please consider revising accordingly. Please keep in mind, however, the requirements and strictures of the federal securities laws, including Industry Guide 7.

The information currently disclosed in this “Current Business Operations” subsection should be placed in another subsection entitled “General Development of Business” or some other more appropriately descriptive subtitle.

Response

We have revised the disclosures under the subsection “Current Business Operations” to clarify our current operations and reflect the general development of our business under a separate heading as instructed in your comment.

Comment 4 – Item 1 - Business

We reissue our prior comment 6. Please file as exhibits to your filing all material contracts, including, without limitation, the participation agreements described under the heading “Current Business Operations.” You should submit such agreements with your next response letter. We may have further comment.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Response

We have included with this response copies of the agreements you requested and will add them as exhibits as required in Regulation S-K.

Comment 5 – Item 1 - Business

Please provide on a supplemental basis a copy of the “results of a prospective oil and contingent gas resources report” of JDZ Blocks 2, 3 and 4 to which you refer in your supplemental response.  We may have further comment.

Response

We have included with this response a copy of the “Results of a Prospective Oil and Contingent Gas Resources Report” and will add it as an exhibit in reply to your comment.

Comment 6 – Item 2 - Properties

We reissue our prior comment 8.  Please expand in this section your disclosure regarding your interest in Blocks 2, 3, 4, 5, 6 and 9.  We expect that such disclosure would clarify the meaning of the term “working interest” as used in this section and would describe all material terms of the option agreement with the Democratic Republic of Sao Tome and Principe and the administration agreement with the Nigeria-Sao Tome and Principe Joint Development Authority, including, among other information, the terms under which such interests will expire or terminate.  In addition, such disclosure should indicate whether you are obligated to expend funds to maintain these interests, and if so, how much you have expended to date.

Response

We have expanded disclosure regarding our interest in Blocks 2, 3, 4, 5, 6 and 9 in reply to your comment.

Comment 7 – Item 2 - Properties

Please explain what the percentages for each Block mean.  For example, with respect to JDZ Block 2, what does the 22% represent?  A 22% interest in all revenues obtained from Block 2, a right to license 22% of the area in Block 2, or some other right?  Please ensure you also include this information in the newly revised “Current Business Operations” subsection in connection with comment 3 above.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Response

We have clarified the meaning of the percentages to indicate that these percentages represent our working interests.

Comment 8 – Item 2 - Properties

We reissue our prior comment 9.  Please file the administration agreement as an exhibit to your amended filing.  You should submit such agreement with your next response letter.  We may have further comment.

Response

We have included with this response a copy of the administration agreement you requested and will add it as an exhibit in reply to your comment.

Comment 9 – Item 7 - Management’s Discussion and Analysis of Financial Condition and Plan of Operations – Liquidity and Capital Resources

Please discuss your liquidity in the context of your potential liabilities referenced in your risk factor “The Company is under investigation by the SEC, the DOJ and the U.S. Senate Subcommittee….”  See prior comment 10.

Response

We have extended our discussion of liquidity in light of potential liabilities arising from investigations by the SEC, the DOJ and the U.S. Senate Subcommittee.

Comment 10

We note your response to our prior comment 11.  However, to the extent that you provide a description of the term “disclosure controls and procedures”, please ensure that such description corresponds with the definition of “disclosure controls and procedures” set forth in Exchange Act Rule 13a-15(e).  In addition, please revise to clarity, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Response

We have amended our description of the term “disclosure controls and procedures”, to ensure that such description corresponds with the definition of “disclosure controls and procedures” set forth in Exchange Act Rule 13a-15(e) and have clarified that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Comment 11 – Item 10 Directors and Executive Officers of the Registrant; and Corporate Governance

Please disclose when Mr. Jeter joined your board of directors.

Response

Mr. Jeter’s date of joining our board of directors has been added.

Comment 12 – Item 10 Directors and Executive Officers of the Registrant; and Corporate Governance

Please advise why your executive compensation and director compensation disclosure included in your draft supplemental response is materially different from the disclosure provided in your proxy statement filed on March 18, 2008.  With respect to your disclosure in your annual report on Form 10-K, you should provide all disclosure required by Item 402 of Regulation S-K.

Response

Our executive compensation and director compensation disclosure included in our draft supplemental response is differed from the disclosure provided in our proxy statement filed on March 18, 2008 due to an attempt to comply with the requirements of Item 402 of Regulation S-K. We have made the changes you directed in Comments 12 through 29 to provide the additional disclosure required by Item 402.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Comment 13 – Director Compensation

Please provide information regarding the compensation of directors in the tabular format set forth in Item 402(k) of Regulation S-K.

Response

We have provided information regarding the compensation of directors in the tabular format set forth in Item 402(k) of Regulation S-K.

Comment 14 – Director Compensation

Please note that, with respect to awards of stock, Item 402(k)(2)(iii) requires disclosure of the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.  In addition, the Instruction to Item 402(k)(2)(iii) and (iv) requires the disclosure by footnote of the grant date fair value of each equity award computed in accordance with FAS 123R.  It is not clear what the “value of 2007 common stock issuances” represents in your table in your supplemental response.  Please revise your filing to provide the required disclosure.

Response

We have revised our disclosures as requested.

Comment 15 – Compensation of Directors

Please disclose by footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end for each director.  See the Instruction to Item 402(k)(2)(iii) and (iv).

Response

We have disclosed by footnote the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end for each director.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Comment 16 – Compensation of Directors

Please provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table.  Such factors may include, among other things, a description of standard compensation arrangements.  See Item 402(k)(3).  For example, we note the disclosure provided in your proxy statement filed on March 18, 2008.

Response

We have included a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table.

Comment 17 – Compensation of Directors

We note your disclosure in your supplemental response regarding your independent directors.  Please note that Item 407(a) of Regulation S-K requires that, when determining whether its directors are independent, a registrant that is not a listed issuer must use a definition of independence of a national securities exchange or of an inter-dealer quotation system which has requirements that a majority of the board of directors be independent.  In addition, such a registrant must state which definition it used.  Please revise your filing to provide such disclosure.

Response

We have revised our disclosure to indicate that the Company’s board of directors is required to have a majority of independent directors in accordance with the rules of the NASDAQ Stock Market LLC (“NASDAQ”) and have disclosed the requirements to meet the NASDAQ definition of an independent director.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Comment 18 – Compensation Discussion and Analysis

We note your disclosure in your supplemental response that you believe that you must provide a total compensation package that is above the median to attract and retain the required executive personnel and the disclosure that base salaries are designed to be comparable to like positions in the marketplace from where you recruit.  Explain what you are using for comparison when you talk about a “median” or “market median”.  To the extent that you engage in benchmarking of total compensation or any material element of compensation, please disclose this and also identify the benchmark and, if applicable, its components (including component companies).  See Item 402(b)(2)(xiv).

Response

We have revised our disclosure to remove references to “median” or “market median” and have indicated that we do not currently use benchmarking of total compensation or any material element of compensation. Compensation is determined by the Compensation Committee based on their understanding of the employment market and the compensation levels necessary to compete for qualified executive in that market.

Comment 19 – 2006 Executive Compensation

We note your disclosure in your supplemental response regarding executive compensation for 2006.  Please provide the relevant information required by Item 402 of Regulation S-K for fiscal year 2007.

Response

We have provided the relevant information required by Item 402 of Regulation S-K for fiscal year 2007.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Comment 20 – 2006 Executive Compensation

We note your disclosure in your supplemental response that you may grant restricted stock, stock options and other equity-based awards to your employees and other.  We also note your disclosure that your annual grants of equity awards are tied to the achievement of your annual performance objectives.

Please expand your disclosure regarding such awards to identify how and why your compensation committee determined to grant the shares of restricted stock granted to Me. Luca in 2007.  Such disclosure should also include how your compensat6ion committee determined the number of shares to grant to Mr. Luca.  See Item 402(b)(1).

With respect to the shares of restricted stock granted to Mr. Luca, please identify the relevant “annual performance objectives”.  If you believe that disclosure of the targets or other factors would cause you competitive harm, discuss this supplemental, using the standard you would use to request confidential treatment.  See Instruction 4 to Item 402(b).

Response

We included Mr. Luca in this table since he was acting in an executive capacity; however, his compensation and stock grants all related to his services as a member of our board of directors (rather than his service in an executive capacity) and are the same as other directors on the board receive. We have removed his compensation from the table and footnoted the director compensation.

Comment 21 – Summary Compensation Table

Please revise your filing to include the disclosure required by Item 402(c) of Regulation S-K with respect to your fiscal year 2006.  Such disclosure should include the disclosure of compensation awarded to, earned by, or paid to the “named executive officers”.  See Item 402(a)(2) and (a)(3).  We note that in your supplemental response you have removed the disclosure regarding compensation for your 2006 fiscal year.

Response

We have adjusted the summary compensation table to include compensation awarded to, earned by, or paid to the “named executive officers” for fiscal years 2007 and 2006.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Comment 22– Summary Compensation Table

Please provide a narrative description of any material factors necessary to an understanding of the information provided in your summary compensation table and your grants of plan-based awards table.  See Item 402(e).  For example, please explain which stock awards relate to the $17,700 reflected in your summary compensation table for Mr. Luca as set forth in your supplemental response.  In addition, please disclose, with respect to the 60,000 shares of restricted stock granted to Mr. Luca during your fiscal year 2007, in what way such shares were restricted, and provide the required information regarding the grant date.

Response

As we discussed in response to Comment 20, we included Mr. Luca in this table because he was acting in an executive capacity at the time; however his compensation and stock option grants all related to his services as a member of our board of directors. We have removed his compensation from the table and footnoted the director compensation.

Comment 23– Summary Compensation Table

Please revise footnote 1 to your summary compensation table to refer to the relevant fiscal year.  We note your reference in your supplemental response to your “fiscal year ended December 31, 2006”.

Response

We have revised footnote 1 to the summary compensation table.

Comment 24– Summary Compensation Table

Please revise your footnote 3 to include the information that appears to be missing in your supplemental response.

Response

We have removed footnote 3 to the summary compensation table because it was intended to refer to the column ‘All Other Compensation” and that column is not applicable to our named executive officers.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Comment 25 – Grants of Plan-Based Awards

Please revise your grants of plan-based awards table to disclose the information specified in Item 402(d)(2) for your fiscal year 2007.  For example, we noted that the option grant to Mr. Ledbetter was made subsequent to your fiscal year-end.

Response

We have revised our grants of plan-based awards table to disclose the information specified in Item 402(d)(2) for fiscal year 2007.  The information we provided in our previous supplemental response regarding option grants to Mr. Ledbetter should have been as is currently provided.

Comment 26 - Outstanding Equity Awards at Fiscal Year-End

Please revise your outstanding equity awards at fiscal year-end table to provide the information required by Item 402(f)(2) for your fiscal year 2007.  For example, we note your reference in your supplemental response to your fiscal year ended December 31, 2006 and the inclusion of the option grant to Mr. Ledbetter in December 2007.

Response

We have revised our outstanding equity awards at fiscal year-end table to provide the information required by Item 402 (f) (2) for your fiscal year 2007 as instructed. The information we provided in our previous supplemental response should have been as is now provided

Comment 27 – Option Exercises and Stock Vested

Please revise your option exercises and stock vested table to provide the information required by Item 402(g) with respect to your fiscal year 2007.  For example, we note your reference in your supplemental response to stock options exercised and restricted stock vested during 2006.

Response

We have revised our option exercises and stock vested table to provide the information required by Item 402(g) with respect to your fiscal year 2007 as instructed. The information we provided in our previous supplemental response should have been as is now provided.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Comment 28 – Employment Contracts

Please file your employment agreement with Mr. Ledbetter as an exhibit to your annual report.  See Item 601(b)(10) of Regulation S-K.

Response

We have included with this response a copy of our employment agreement with Mr. Ledbetter as you requested and will add it as an exhibit to our annual report as requested in your comment.

Comment 29 – Employment Contracts

We note your disclosure in your supplemental response that you do not pay Mr. Luca base salary for his services as Interim Chief Officer.  Please reconcile this disclosure with the disclosure of base salary paid to him during fiscal year 2007 as disclosed in your summary compensation table set forth in your supplemental response.

Response

Mr. Luca is both a member of our board of directors and Interim Chief Executive Officer. The compensation shown under salary and stock awards in the summary compensation schedule relates to his service as a director. This compensation is also shown in table of Compensation of Directors in Item 10.

Comment 30 – Item 13 - Certain Relationships and Related Transactions

Please provide the disclosure required by Item 404(b) of Regulation S-K with respect to your policies and procedures for the review, approval or ratification of related party transactions.  For example, we note the disclosure in your proxy statement filed on March 18, 2008 regarding such policies.

Response

Disclosures regarding the review, approval or ratification of related party transactions added as instructed.

Ms. Amy Nguyen Parker
United States Securities and Exchange Commission
July 18, 2008

Comment 31 – Exhibits 31-2 and 32-1

We reissue our prior comment 13.  Please ensure that the certifications reflect the exact language required by Item 601(b)(31) of Regulation S-K.  In addition, please ensure that you file newly executed certifications with your amended 10-K.

Response

Certifications corrected to reflect the exact language required by Item 601(b)(31) of Regulation S-K as instructed. These certifications have been executed and will be included with our amended 10-K.

Company Acknowledgements

In accordance with the instructions in the comment letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contact Information

If you have any questions or need any additional information, please contact me.

Sincerely,

/s/ Sylvan Odobulu

Sylvan Odobulu
Controller

EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") by and between ERHC Energy Inc, a Colorado corporation ("Company"), and James Ledbetter ("Employee") is effective from December 18 2006.

The Company and the Employee agree as follows:

1.   Employment. Subject to the provisions for termination as hereinafter provided, Employee's employment with Company shall be pursuant to the terms of this Agreement and shall be for the period commencing on December 18 2006 (the "date of Commencement") and expiring 24 months after the date of Commencement, which period is hereinafter called "the Primary Term."

2.   Renewal. Subject to the provisions for termination as hereinafter provided, the Company and the Employee may, at any time before the expiration of the Primary Term, mutually agree that the Employment shall be renewed at the expiration of the Primary Term on the same terms and conditions as are contained herein or on such other terms and conditions as the Company and the Employee may then mutually agree.

3.   Duties. The Employee shall serve as Vice-President Technical of the Company and shall faithfully and diligently perform such duties and responsibilities as shall be assigned to the position from time to time by the Board of Directors of the Company ("the Board"). The Employee shall devote his full time and attention to his employment with the Company. The Employee may, with the written approval of the Board or the President/CEO, serve in a non-executive capacity on the boards of directors of not more than two other companies or corporations.

4.   Compensation and Benefits.

(a)   Salary. During the employment term, the Company will pay Employee a monthly gross salary of $19,166.67 ("Salary"). The Salary is payable monthly, less state and federal withholding, social security, and other standard payroll deductions as shall be required to be withheld by applicable law or regulations, and shall be payable to Employee in accordance with the policies of the Company as from time to time in effect.

(b)   Incentive Compensation. Subject to the provisions contained in Paragraph 5 hereof, the Employee shall receive incentive compensation in the form of an option (the "Option") to purchase up to 1,000,000 originally issued shares of Rule 144 restricted stock in the Company ("Stock"). The Option shall vest in the Employee and become exercisable on the "Vesting Date" which shall be the last day of the 12th consecutive calendar month after the date of Commencement provided always that the grant of the Option hereby is subject to the terms and conditions contained in the Company's 2004 Compensatory Stock Option Plan 2004. The exercise price per share of stock subject to the Option shall be the closing price of the Company stock on the date of Commencement (the "Strike Price"). It is also understood and agreed that the Option granted aforesaid shall not in any circumstances vest in the Employee unless the Employee shall at the Vesting Date have attained to the satisfaction of the Board such performance targets as may have been fixed by the Board within three months of the date of Commencement of this Agreement. For the purpose of performance targets based on stock price performance, it is hereby agreed that the baseline price for assessing stock price performance is the Strike Price.  The Employee shall be responsible for all federal, state and local taxes applicable to or arising from any incentive compensation accruing to the Employee.

(c)   Vehicle Allowance. The Employee shall be entitled to a reasonable monthly vehicle allowance as may be approved by the Board at the Board's discretion.

(d)   General Business Expenses. Subject to sub-paragraphs (e) and (g) of this paragraph 4, the Company shall pay or reimburse the Employee for all authorized reasonable expenses authorized under Company's reimbursement policies that are necessarily incurred by the Employee during the Employment in the performance of the Employee's service under this Agreement. Such payment shall be made upon presentation of such documents as the Company customarily requires of its employees prior to making such payments or reimbursements.

(e)   Travel expenses. Where travel by commercial carriage is required by the Employee for the purposes of performance of the Employee's duties under this Agreement, the Employee shall be entitled to travel on that class of ticket that is commonly known as "business class." The Employee may undertake travel by a higher class of ticket only where there is no business class ticket available.

(f)   Annual Vacation. Subject to the provisions of paragraph 5 hereof, the Employee shall be entitled to a vacation of five (5) weeks in every consecutive period of 12 months from the date of Commencement provided always that the specific dates on which the vacation is taken shall be approved by the Board or the President/CEO. The accrual and payment of the Employee's salary shall not be affected or withheld by reason of the fact only that the Employee is on vacation in accordance herewith.

(g)   Relocation Allowance. The Company will reimburse to the Employee the cost of the Employee's relocation to Houston up to a maximum reimbursement of $10,000. "Employee's relocation" in the preceding sentence includes relocation of the Employee and of the Employee's spouse, dependents and household items as well as any other relocation efforts or activities undertaken by the Employee in respect or as a result of the Employment.

(h)   Other Benefits. Other than the compensation and benefits specified in the preceding sub-paragraphs of paragraph 4 hereof, the Employee disclaims, disavows and relinquishes any entitlement to any other allowances and benefits from the Company provided that the Employee may contribute to and benefit from mutual compensation schemes that are generally open to participation by all employees of the company.

5.   Termination of Employment.

(a)   The Employee's status as an employee of the Company will terminate immediately and automatically upon the earliest to occur of: (i) the death or "Disability" (as defined below) of the Employee; (ii) the discharge of the Employee by the Company "For Cause" (as defined below); (iii) termination of this Agreement by notice by the Employer or Company as stated herein or (iv) the expiration, without renewal, of the Employment term.

The Employee hereby accepts such employment subject to the terms and conditions hereof.

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(b)   As used herein, "For Cause" shall mean any one or more of the following: (i) material or repeated violations by the Employee (after notice thereof from the Company) of the terms of this Agreement or the Employee's material or repeated failure (after notice thereof from the Company) to perform the Employee's duties in a manner consistent with the Employee's position; (ii) excessive absenteeism on the part of the Employee not related to illness or disability; (Hi) the Employees indictment for a felony or conviction of a misdemeanor involving moral turpitude; (iv) the Employee's commission of fraud, embezzlement, theft or other acts involving dishonesty, or crimes constituting moral turpitude, in any case whether or not involving the Company, that in the opinion of the Board, renders the Employee's continued employment harmful to the Company; (v) substance abuse on the part of the Employee; or (vi) knowing and material failure by the Employee to comply with applicable laws, regulations and policies relating to the business of the Company or its Affiliates; or (vii) the Employee acting in bad faith relative to the Company's business interests. In the event the Company terminates this Agreement For Cause, Employee shall be entitled to receive only that Salary earned and Benefits accrued up to the date of termination.

(c)   As used herein, "Disability" shall mean a physical or mental incapacity of the Employee that, in the good faith determination of the Company has prevented the Employee from performing the essential functions of his office and position or functions assigned the Employee by the Company for 30 consecutive days or for a period of more than 60 days in the aggregate in any 12-month period and that, in the determination of the Company after consultation with a medical doctor appointed by the Company, may be expected to prevent the Employee for any period of time thereafter from devoting the Employee's full time and energies (or such lesser time and energies as may be acceptable to the Company in its sole discretion) to the Employee's duties as provided hereunder. The Employee's employment hereunder, except as otherwise agreed to in writing between the Company and the Employee, shall cease as of the date of such determination. The Employee agrees to submit to medical examinations, at the Company's sole cost and expense, to determine whether a Disability exists pursuant to reasonable requests that the Company may make from time to time. In the event this Agreement is terminated by the Company under sub-paragraph 5 (a) (i) hereof, Employee or his legal representatives, as applicable, shall be entitled to receive any outstanding Salary earned and Benefits then accrued, up to the date of the employee's death, or the date of termination in the event of disability, as applicable.

(d)   Additional Grounds for Termination by Company. The Company may terminate Employee's employment: (i) upon the bankruptcy or insolvency of Company; or (ii) in connection with the dissolution or liquidation of the Company. In event of termination by the company under this sub-paragraph 5(d), the Company shall be obligated to Employee for the payment, at the times and upon the terms provided for herein, of the Employee's Salary for the number of full months remaining in the Primary Term of this Agreement, together with all unpaid Benefits awarded or accrued up to the date of termination.

(e)   Termination without Cause by Company. Notwithstanding the foregoing, Company shall have the right to terminate this Agreement and Employee's employment with the Company, without cause, at any time and such termination shall become effective upon written notice by the Board to the Employee or at such later time as may be specified in the notice. If such termination occurs:

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(i)        within 6 (six) months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 1 (one) month from the date of termination;

(ii)       after the first 6 months from the date of Commencement of the Primary Term but before the expiration of 12 months from the date of Commencement of the Primary Term, the Employee shall be entitled to the amount that would have accrued as his Salary for 3 (three) months from the date of termination;

(iii)      after 12 months from the date of Commencement of the Primary Term, the Employee shall be entitled to any incentive compensation accrued up to the date of termination plus the amount that would have accrued as his Salary for 6 (six) months provided that if the period from the date of termination to the expiration of the Primary Term is less than 6 (six) months, the Employee shall only be entitled to the amount that would have accrued as his Salary for the period left till the date of expiration of the Primary Term.

It is hereby agreed that any payment to which the Employee is entitled under this paragraph 5(e) shall be deemed to be the Employee's full and final termination entitlement including but not limited to severance remuneration (and hereinafter called "Termination Entitlement") in the circumstances. The Company shall have the option of paying the Termination Entitlement in monthly installments as it customarily pays the Employee's Salary.

(f)   Termination by Employee. The Employee may terminate this Agreement at any time by giving the Company three months' prior notice in writing whereupon the Employment shall terminate at the expiration of the notice. Any termination of this Agreement by the Employee shall entitle the Company to discontinue payment of all Compensation and Benefits, described in Paragraph 4 of this Agreement, accruing from and after the date of termination, and without limitation, the Employee will not be entitled to receive any incentive compensation not then vested in accordance with Paragraph 4 of this Agreement.

6.   Confidential Information. The Employee shall hold, both during the Employment and for a period of three (3) years thereafter, in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its subsidiaries or corporate affiliates and their respective businesses and operations, including, without limitation, customer lists, pricing, bid strategy, business strategies, computer files and addresses, and corporate planning, which shall have been obtained by the Employee during the Employee's employment (whether prior to or after the date hereof) and which shall not have become public knowledge (other than by acts of the Employee or his representatives in violation of this Agreement or by third parties in violation of an obligation of confidentiality to Company). The Employee agrees (i) that, without the prior written consent of the Company or as may be otherwise required by law or legal process, he will not communicate or divulge any such information, knowledge or data to any party other than the Company and (ii) to deliver promptly to the Company upon its written request any confidential information, knowledge or data in his possession, whether produced by the Company or any of its subsidiaries and corporate and joint ventures or any past, current or prospective activity of the Company or any of its subsidiaries and joint ventures. The obligations of the Employee set forth in this Paragraph 6 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services for a period of three (3) years thereafter, regardless of the reason for such termination.

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7.   No Soliciting. While Employee is employed by the Company and for two (2) years following the termination of Employee's employment with the Company, the Employee shall not request, induce or attempt to influence any customers of the Company that have done business with or potential customers which have been in contact with the Company to curtail or cancel any business they may transact with the Company or request, induce or attempt to influence any employee of the Company to terminate his or her employment with the Company. The obligations of the Employee set forth in this Paragraph 7 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years thereafter, regardless of the reason for such termination.

8.   Limited Covenant Not to Compete.

(a)   While Employee is employed by the Company and for a period of two (2) years following the Employment Term, the Employee will not, directly or indirectly, own, manage, operate, control, be employed by, participate in, or be connected in any manner with the ownership, management, operation or control of any company or other business enterprise (all of which are hereinafter referred to as "entity") engaged in competition with the Company in the Federal Republic of Nigeria, the Joint Development Zone established by treaty between the Federal Government of Nigeria and the Democratic Republic of Sao Tome and Principe or within the Exclusive Economic Zone of the Democratic Republic of Sao Tome and Principe, so long as the Company and its Parent or any of its Affiliates or joint ventures is engaged in such business; provided, however, that nothing contained herein shall prohibit the Employee from making investments in any entity which has securities listed in any national securities exchange or quoted on a daily listing of over-the-counter-market securities provided that at any one time the Employee and members of the Employee's immediate family do not own more than two percent (2%) of any voting securities of such entity.

(b)   As part of the consideration for the compensation and benefits to be paid to the Employee hereunder; to protect the trade secrets and confidential information of Company and its affiliates that have been and will in the future be disclosed or entrusted to the Employee, the business goodwill of the Company and its affiliates that has been and will in the future be developed in the Employee, or the business opportunities that have been and will in the future be disclosed or entrusted to the Employee by the Company and its affiliates; and, as an additional incentive for the Company to enter into this Agreement, the Company and the Employee agree to the non-competition obligations hereunder. The obligations of the Employee set forth in this Section 8 shall apply during the Employment and shall survive termination of this Agreement and/or the termination of the Employee's services under this Agreement for a period of two (2) years.

9.   Statements Concerning the Company. The Employee shall refrain, both during the Employment and following the termination of Employee's employment by the Company for any reason, from publishing any oral or written statement about the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives that are slanderous, libelous or defamatory; or that disclose private or confidential information about the Company, any of its affiliates, or any of such entities' business affairs, officers, employees, agents or representatives; or that constitute an intrusion into the seclusion or private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representative or that give rise to unreasonable publicity about the private lives of the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives; or that place the Company, any of its affiliates, or any of such entities' officers, employees, agents or representatives in a false light before the public; or that constitute a misappropriation of the name or likeness of the Company, any of its affiliates, or any of such entities, officers, employees, agents or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded the Company and its affiliates under this provision are in addition to any and all rights and remedies otherwise afforded by law. The obligations of the Employee set forth in this paragraph 9 shall apply during the Primary Term and shall survive termination of this Agreement and/or the termination of the Employee's services, regardless of the reason for such termination.

5

10.   Property of the Company. All memoranda, lists, notes, records, manuals and related documents and other documents or papers (and all copies thereof) relating to the Company or its Affiliates, including such items stored in computer memories, microfiche or by any other means, made or compiled by or on behalf of Employee, or made available to the Employee relating to the Company and its Affiliates, shall be the property of the Company and its Affiliates, and shall be delivered to the Company and its Affiliates promptly upon termination of the Employee's employment with the Company and its Affiliates or at any other time upon request; provided, however, that Employee's address books, diaries, and rolodex files shall be deemed to be property of Employee.

11.   Injunctive Relief. If Employee breaches or threatens to breach Sections 6, 7, 8, 9 or 10 hereof, Employee specifically acknowledges that such breach or breaches shall be conclusively presumed to cause irreparable harm to the Company, its affiliates, officers or directors entitling it to all equitable relief available at law or in equity including but not limited to a temporary restraining order, a temporary injunction and a permanent injunction. Employee stipulates and acknowledges that monetary recovery alone shall not be sufficient to compensate the Company in such events and waives proof thereof. Employee also waives the necessity for the Company to post a bond in any action sought to enforce the provision of this Agreement. Whenever a bond is mandatory notwithstanding contractual exclusion otherwise, the minimum amount permitted by law shall be applicable.

12.   Binding Effect.

(a)   This Agreement shall be binding upon and inure to the benefit of the Company and any of its successors and assigns.

(b)   This Agreement is personal to the Employee and shall not be assignable by the Employee without the consent of the Company (there being no obligation to give such consent) other than such rights or benefits as are transferred by will or the laws of descent and distribution.

(c)   The Company will require any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the assets or business of the Company (i) to assume unconditionally and expressly this Agreement and (ii) to agree to perform all of its obligations under this Agreement in the same manner and to the same extent as would have been required of the Company had no assignment or succession occurred, such assumption to be set forth in a writing reasonably satisfactory to the Employee. In the event of any such assignment or succession, the term "Company" as used in this Agreement shall refer also to such successor or assign.

6

13.   Notices. Any notice or other communication required under this Agreement shall be in writing, shall be deemed to have been given and received when delivered in person, or, if mailed, shall be deemed to have been given when deposited in the United States mail, registered or certified, return receipt requested, with proper postage prepaid, and shall be deemed to have been received on the third business day thereafter, and shall be addressed as follows:

If to the Company, addressed to:

The President/CEO
ERHC Energy Inc
5444 Westheimer Road,
Houston, TX 77056
United States of America
Tel: 713 626 4700
Fax: 713 626 4704

If to the Employee, addressed to:

James Ledbetter
331 W Birch Dr
Mustang, OK 73064
USA

Fax No.:

or such other address as to which any party hereto may have notified the other in writing.

14.   Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Texas, exclusive of any conflict of law rules which may refer to the laws of the another jurisdiction.

15.   Entire Agreement. This Agreement and the documents referred to herein, contain or refer to the entire arrangement or understanding between the Employee and the Company relating to the employment of the Employee by the Company, and all prior negotiations, communications, commitments, agreements, and understandings, written or verbal, are merged and incorporated herein. This Agreement supercedes any other employment or non-competition agreements existing between the parties. No provision of the Agreement may be modified or amended except by an instrument in writing signed by or for both parties hereto. The parties hereto acknowledge, stipulate and agree that this Agreement was jointly prepared, negotiated and drafted by the parties and their respective counsel, and agree that the presumption of a favorable interpretation for the non-drafting party in the event of ambiguity or any other matter of interpretation shall not apply.

16.   Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstance, shall at any time or to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

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17.   Waiver of Breach. The waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach thereof.

18.   Remedies Not Exclusive. No remedy specified herein shall be deemed to be such party's exclusive remedy, and accordingly, in addition to all of the rights and remedies provided for in this Agreement, the parties shall have all other rights and remedies provided to them by applicable law, rule or regulation.

19.   Beneficiaries. Whenever this Agreement provides for any payment to be made to the Employee or his estate, such payment may be made instead to such beneficiary or beneficiaries as the Employee may have designated in writing and filed with the Company. The Employee shall have the right to revoke any such designation from time to time and to re-designate any beneficiary or beneficiaries by written notice to the Company.

20.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile signatures shall have the effect of delivered originals.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EMPLOYER:
ERHC Energy Inc

By:	/s/ Nicolae Luca
Name:	Nicolae Luca
Title:	Interim CEO

EMPLOYEE:

/s/ James M Ledbetter
11/14/2006

8

AGREEMENT

MEMORANDUM OF AGREEMENT

MADE BETWEEN

The Government of the Democratic Republic of Sao Tome and Principe

AND

Environmental Remediation Holding Corp.
(a U.S. public company registered in the State of Colorado)

May 21, 2001

MEMORANDUM OF AGREEMENT

This Memorandum of Agreement is entered into this 21st day of May, 2001 by and between the Democratic Republic of Sao Tome Principe (hereinafter referred to as "DRSTP") and Environmental Remediation Holding Corp. a company organized under the laws of the State of Colorado USA (hereinafter referred to as "ERHC"). DRSTP and ERHC are collectively referred to as the "Parties".

WITNESSETH:

WHEREAS, the Parties, together, at certain times, with Procura Financial Consultants, C.C. (hereinafter referred to as "Procura") entered into various memoranda of agreement, letters and stipulations relative to the evaluation and study of oil, gas and mineral reserves within DRSTP. Those documents are:

(a)	Letter of Understanding between DRSTP and ERHC dated May 18, 1997,
(b)	Memorandum of Agreement between DRSTP on the one hand and ERHC/Procura on the other hand dated May 27,1997,
(c)	Memorandum of Understanding between DRSTP and ERHC dated September 30, 1997, and
(d)	Stipulation by and between DRSTP and ERHC dated November 20, 1997.
(The above referenced documents (a) through (d) inclusive shall collectively be referred hereinafter as "the Original Agreement"); and

WHEREAS, under a duly executed settlement agreement dated February 10, 2001, Procura and its assigns assigned to ERHC any and all rights under the May 27, 1997 Agreement (copy of settlement agreement appended herewith); and

WHEREAS, the May 27, 1997 Agreement led to the creation of Sao Tome and Principe National Petroleum Company S.A., a public company organized under the laws of DRSTP (hereinafter referred to as "STPetro"), of which ERHC owns forty nine percent (49%).

WHEREAS, all matters relative to STPetro were set forth in Decree Law 27/98 of July, 1998; and

WHEREAS, effective September 18, 1998, the DRSTP, STPetro and Mobil Exploration and Producing Services Inc. (MEPSI) entered into an 18-month Technical Assistance Agreement (the TAA) whereby MEPSI undertook to complete a seismic program, technical evaluation and feasibility study of the oil and gas exploration potential of acreage described therein; and

WHEREAS, DRSTP and the Government of the Federal Republic of Nigeria (hereinafter referred to as "FGN") have entered into a draft Treaty on the Joint Development of Petroleum and other Resources, in respect of Areas of the Continental Shelf and Exclusive Economic Zone of the two countries which intends to establish a Joint Development Zone (hereinafter referred to as the "JDZ") and such JDZ will require DRSTP to cede certain rights that it would have previously enjoyed in the Exclusive Economic Zone of DRSTP which had been filed with the United Nations (hereinafter referred to as the "EEZ"); and

WHEREAS, the Original Agreement is currently in Arbitration in accordance with the rules of Arbitration of the United Nations Commission on International Trade Law (hereinafter referred to as "the Current Arbitration"); and

WHEREAS, DRSTP and FGN signed a Joint Communique on May 5th, 2001, which listed the points of agreement between the Parties; and

WHEREAS, the Parties wish to resolve their differences by means of this Agreement and to dismiss the Current Arbitration.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth below, the Parties hereby agree as follows:

1  INTERPRETATION

In this Agreement the following acronyms, words and expressions shall, where context permits, be deemed to have the following meanings:

1.1 "Agreement" means this Agreement.

1.2 "Affiliate" means, in relation to ERHC, a company, corporation or other legal entity, which controls ERHC , is controlled by ERHC or which is controlled by a legal entity which controls ERHC.

In this definition, "control" means either (i) the direct or indirect ownership of greater than 50% (fifty percent) of the voting shares or stock; or (ii) the legal right to make management decisions for ERHC.

1.3 "Available Crude Oil" shall mean the Crude Oil won and saved from any Concession after deducting amounts used in petroleum operations.

1.4 "Blocks" or "Concession" shall mean an area designated as an individual unit for the exploration and/or production of Crude Oil and Natural Gas. Within the context of award of Blocks or Working Interest, the coordinates of this area shall be the coordinates as defined by DRSTP Block designations as of 1 January 2001, subject to any changes in block coordinates that may arise upon the implementation of the JDZ..

1.5 "Contractor" or "Operator" shall mean any party that undertakes the exploration, development and/or production of Crude Oil and/or Natural Gas.

1.6 "Cost Oil" shall mean the quantum of Available Crude Oil allocated to an Operator to enable it to generate the proceeds to recover costs as specified in an EPA.

1.7 "Crude Oil" means hydrocarbons that are in natural liquid state at atmospheric conditions of temperature and pressure, including but not limited to crude oil, Natural Gas Liquids and condensates, which are stable or have been stabilized and, if necessary, otherwise treated to render them suitable for transportation.

1.8 "Dollar" means United States of America Dollar.

1.9  "Effective Date" means the date on which this Agreement is signed.

1.10 "Exploration and Production Agreement" ("EPA") or Production Sharing Contract ("PSC") for the purposes of this Agreement shall mean any agreement entered into between the Government of DRSTP, in the case of the EEZ (and in the case of the JDZ, any agreement among the Governments of DRSTP and FGN) and any Contractor for the exploration, development and/or production of Crude Oil and/or Natural Gas.

1.11  "Force Majeure" means an event or circumstance that results in a delay in performance or any non-performance by a Party of its obligations under this Contract that are beyond the control and without the fault or negligence of the Party, including but not limited to: acts of God or the public enemy, perils of navigation, fire, hostilities, war (declared or undeclared), blockade, labor disturbances, strikes, riots, insurrections, quarantine restrictions, epidemics, restriction or unavailability of goods, labor or services, restraint of access to the Contract Area, adverse claims to the Contract Area, but excluding shortage of funds.

1.12 "Government" means the Government of DRSTP or of FGN as the case may apply including, without limitation, its executive, legislative and judicial components and all of their regional and administrative subdivisions.

1.13 "Income Tax" means the tax on Net Income generally imposed under DRSTP prevailing tax laws on companies operating within the jurisdiction of DRSTP.

1.14 "Natural Gas" means hydrocarbons that are in a gaseous phase at atmospheric conditions of temperature and pressure including, but not limited to, wet mineral gas, dry mineral gas, associated gas, casinghead gas and residue gas remaining after the condensation, extraction or separation of liquid hydrocarbons from wet gas and other valuable non-hydrocarbon gas.

1.15  "Overriding Royalty Interest" or "ORRI" shall mean the percentage of Available Crude Oil that is allocated to a specific party.

1.16 "Profit Oil" shall mean the balance of available Crude Oil after the allocation of Royalty Oil and Cost Oil.

1.17 "Royalty Oil" shall mean such Available Crude Oil as it is allocated to any Operator to enable the Operator or Contractor to discharge its obligations as defined and payable to DRSTP and/or FGN and/or any other entity formed by DRSTP and FGN for the conduct of operations in the JDZ under their respective laws and regulations.

1.18 "Signature Bonus" shall mean any funds that an Operator or Contractor pays to DRSTP and/or FGN and/or any other entity formed by DRSTP and FGN to acquire the right to sign an Exploration and Production Agreement.

1.19 Words importing the singular meaning include, unless the context otherwise demands, the plural meaning and visa versa.

1.20 The clause headings in this Agreement are for convenience and ease of reference and shall not affect its construction or interpretation

1.21  Reference to clauses and sub-clauses are to clauses and sub-clauses of the Agreement unless the context clearly indicates otherwise.

Any words, terms or phrases used herein shall be interpreted in accordance with their generally accepted use by the international petroleum industry.

2 OBLIGATIONS OF ERHC

2.1 ERHC relinquishes its rights established in f) of paragraph 3.1.1 of the Memorandum of Agreement of May 27th, 1997 under which: "ERHC/PFC will negotiate on behalf of DRSTP with major oil companies the remaining concessions to be leased and developed and will retain a 5% override to be paid by the oil companies for ERHC/PFC services...".

2.2 ERHC assigns its ownership in STPetro to the DRSTP.

2.3 As a result of the assignment in 2.2 above, ERHC relinquishes its right, through its ownership in STPetro, to acquire, as STPetro, a minimum of the four (4) best Concessions in the EEZ.

3 OBLIGATIONS OF DRSTP

3.1 DRSTP hereby assigns to ERHC ten percent (10%) of its share of all Profit Oil received from operations conducted in the JDZ, payable in U.S. Dollars.

3.2 DRSTP hereby assigns to ERHC five percent (5%) of its share of all Signature Bonuses paid by Contractors operating within the JDZ, payable in U.S. Dollars.

3.3 DRSTP accepts the right of ERHC to receive one and one-half percent (1.5%) Overriding Royalty Interest (ORRI) in all the production of Crude Oil and/or Natural Gas in the JDZ, to be paid by the Contractors in U.S. Dollars. DRSTP shall on a best efforts basis have ERHC's right to ORRI included in all Exploration and Production Agreements relating to the JDZ.

3.4 DRSTP grants ERHC the option to acquire up to fifteen percent (15%) paid Working Interest in up to two (2) blocks of ERHC's choice in the JDZ. Said Working Interest must be exercised by ERHC prior to the signature of an EPA with an Operator. ERHC shall also be required to pay its proportionate share of the signature bonus to the governing body.

3.5 DRSTP agrees to award to ERHC up to two (2) blocks of ERHC's choice (the "ERHC Choice Blocks") in the Sao Tome EEZ (outside the JDZ), for development. DRSTP shall have the prior right to reserve up to a maximum of the first three (3) blocks (the "Reserved Blocks"). With the exception of the Reserved Blocks, ERHC shall have the right to select any other two blocks in the EEZ as EHRC Choice Blocks. This option must be subject to the following conditions:

a)
ERHC shall be invited up to three (3) times to exercise its rights on the two (2) blocks. After the third invitation, ERHC's rights to choose blocks under this provision will expire. Each DRSTP invitation will be tied to an official industry offering of blocks by DRSTP, that is, a formal bid round by DRSTP. Notwithstanding the provisions of this clause, ERHC may, at any time before the expiry of its rights to choose blocks, exercise its rights on the two blocks hereunder.

b)	The ERHC Choice Blocks shall not be subject to signature bonus but shall be subject to the most favorable PSC terms applicable to other blocks within the EEZ.

3.6 DRSTP grants ERHC the option to acquire up to fifteen percent (15%) paid Working Interest in up to two (2) Blocks of ERHC's choice in Sao Tome EEZ (outside JDZ). Said Working Interest must be exercised by ERHC prior to the signature of an EPA with an Operator. ERHC shall be required to pay its proportionate share of signature bonus and its proportionate share of all other costs related to the exploration and exploitation of the corresponding block.

4. INCOME TAX

4.1  ERHC shall pay Income Tax on net income received from DRSTP obligations under this Agreement.

4.2 Provided always that in all operations related to exploration for and exploitation of oil and gas, any tax provisions applied to ERHC shall be only as provided in the respective EPAs.

5. TERMINATION OF THE ARBITRATION PROCEEDINGS

The Parties agree that upon the occurrence of the suspensive condition set forth in Section 6.1 below, the Arbitration Proceedings presently pending before the Hon. Joao Morais Leitao shall be discontinued with prejudice, and the terms of this Agreement shall be embodied in a Consent Award to be issued by the Arbitrator. Such consent award shall provide that each party shall bear its own costs, attorneys fees and 50% of the fees of the arbitrator.

6. TERM OF AGREEMENT

6.1 Subject to the suspensive condition that the Treaty between The Federal Republic of Nigeria and the Democratic Republic of São Tomé e Principe on the Joint Development of Petroleum and other Resources in respect of Areas of the Exclusive Economic Zone of the two States, signed in February 21st, 2001 in Abuja, enter into force, this Agreement shall be effective as of the Effective Date and, except as otherwise provided in this Agreement, shall continue for a period of twenty five (25) years from October 1st, 1999.

6.2 Should said Treaty not enter into force within two (2) years of the date of this Agreement, (a) this Agreement shall be deemed null and void, and (b) the arbitration proceedings referred to in Section 5.1 above shall resume, unless the Parties shall agree otherwise.

6.3 On the expiration of the term of this Agreement, if ERHC have Working Interest in all or part of any Block in production, ERHC's corresponding rights in the said Blocks shall continue as long as those Blocks are in production.

7 ASSIGNMENT

ERHC's interest in this Agreement shall be assignable by ERHC to a subsidiary of ERHC without the specific consent of DRSTP, however, ERHC shall notify DRSTP within sixty (60) days of such assignment. Prior written consent of DRSTP shall be required if an assignment is made to a non-subsidiary of ERHC, such consent shall not be unreasonably withheld by DRSTP.

8 REPRESENTATIONS AND WARRANTIES

8.1 ERHC hereby represents and warrants that:

8.1.1 It is a duly formed corporate entity and currently exists in good standing under the laws of the State of Colorado, and that it has full power and authority to execute this Agreement;

8.1.2 ERHC has not gone into liquidation, made an assignment for the benefit of creditors, declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so.

8.1.3 ERHC shall not engage in conduct or enter into agreements that would tend to circumvent the obligations of this Agreement.

8.2 DRSTP hereby represents and warrants that:

8.2.1 The signatory(s) to this Agreement have full authority to commit the full faith and credit of the Government of the Democratic Republic of Sao Tome and Principe;

8.2.2 No laws, regulations, rules, contracts, agreements or the like are currently in existence that prohibit the enforcement of any of the terms of this Agreement

8.2.3 In the event that any new laws, regulations, rules, contracts, agreements or the like are issued or promulgated into law, this Agreement, and all of its terms and conditions, shall be exempted from any adverse effects upon ERHC.

8.2.4 DRSTP shall not engage in conduct or enter into agreements that would tend to circumvent the obligations of this Agreement

GOVERNING LAW, ARBITRATION AND LIABILITIES

9.1  This Agreement shall be governed by, construed, interpreted and applied in accordance with the Lex Mercatoria, to the exclusion of any conflicts of law rules that would refer the matter to the laws of another jurisdiction. Where deemed necessary because of lacunae in the international Lex Mercatoria, it may be amplified by reference to the commercial law of England.

9.2 Any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement or the activities carried out under this Agreement, including without limitation any disputes as to the construction, validity, interpretation, enforceability or breach of this Agreement, shall be exclusively and finally settled by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, and the English Arbitration Act, as such statutes as then enacted, by three (3) arbitrators. Each side shall appoint one (1) arbitrator within thirty (30) days of the submission of a Notice of Arbitration. The Party-appointed arbitrators shall in turn appoint a presiding arbitrator within thirty (30) days following the appointment of the Party-appointed arbitrators.

9.3 The arbitration proceedings shall be held in London, England. The proceedings shall be conducted in the English language and the Portuguese language. The arbitrators shall have at all times no financial interest in the Parties, dispute, controversy or claim.

9.4 Awards shall be final and not subject to appeal. Judgment upon the award may be entered in any court having jurisdiction over the Party or the assets of the Party owing the judgment or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

10 NOTICES

10.1 Any notice to be given hereunder shall be in writing and may be delivered by hand, sent by certified or registered mail or transmitted by telex, cable or facsimile to the relevant address set forth below, or such other address as may be communicated in writing by the relevant Party to the other Parties from time to time.

10.2 The relevant addresses for all notices shall be as follows:

Environmental Remediation Holding Corp.
5444 Westheimer, Suite 1570
Houston, Texas 77056, U.S.A.
Telephone No.: 713-626-4700
FAX No.: 713-626-4704
Attention: Mr. Chude Mba, President

Democratic Republic of Sao Tome and Principe
Ministry of Infrastructure, Natural Resources and Environment
PO Box 130, Sao Tome
Telephone No.: 239 12 23375
FAX No.: 239 12 22824
Attention: Minister Luis Alberto Prazeres

11 MISCELLANEOUS

11.1  The captions and headings for the Articles of this Agreement are made for ease of reference only and shall not be interpreted or construed so as to limit or in any way change the substantive provisions of any part of this Agreement.

11.2  No waiver by any Party of any provision of this Agreement shall be binding unless made expressly in writing.  Further, any such waiver shall relate only to such matter, non-compliance or breach as it expressly relates to and shall not apply to any subsequent or other matter, non-compliance or breach

11.3  None of the rights, requirements or provisions of this Agreement shall be deemed to have been waived by any Party by reason of such Party's failure to enforce any right or remedy granted it hereunder or to take advantage of any default, and each Party shall at all times hereunder have the right to require the strict compliance of the other Parties to the provisions of this Agreement.

11.4  DRSTP waives any and all rights it may have to object to any provision or enforcement of this Agreement under any claim of sovereign immunity.

11.5 Except as otherwise provided herein, this Agreement constitutes the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior negotiations and agreements whether oral or written, of the Parties. This Agreement shall not be amended or modified, except in writing signed by both Parties. This Agreement replaces all previous agreements between DRSTP and ERHC including but are not limited to:

•	Letter of Understanding between DRSTP and ERHC dated May 18, 1997,
•	Memorandum of Agreement between DRSTP on the one hand and ERHC/Procura on the other hand dated May 27,1997,
•	Memorandum of Understanding between DRSTP and ERHC dated September 30, 1997, and
•	Stipulation by and between DRSTP and ERHC dated November 20,1997.

11.6 Should any provision of this Agreement, or any portion thereof, be determined to be void, the remained of this Agreement shall remain in full force and effect.

11.7 Each Party undertakes to execute all other documents, permits, and agreements as may be required to carry out the intent of this Agreement.

11.8 Should any of the provisions of this Agreement requiring enactment not be enacted through no fault of the Parties, the Parties agree to deal with each other in good faith and with fair dealings in order to agree to alternative solutions that provide economic equilibrium

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement, intending to be legally bound, in triplicate originals on the day, month and year first written above.

Environmental Remediation Holding Corp.

By:	/s/ Chude Mba
Mr. Chude Mba
President and Chief Executive officer

By:	/s/ Emeka Offor
Sir Emeka Offor
Chairman

Democratic Republic of Sao Tom and Principe

By:	/s/ Luis Alberto dos Prazeres
Mr. Luis Alberto dos Prazeres
Minister of Infrastructure, Natural Resources and Environment

WITNESS:
The Federal Republic of Nigeria

By:	/s/ Hon. Dubem Onyia
His Excellency, Hon. Dubem Onyia
Minister of State for Foreign Affairs

Democratic Republic of Sao Tome and Principe

By:	/s/ Hon. Joaquim Rafael Branco
His Excellency, Joaquim Rafael Branco
Minister of Foreign Affairs and Cooperation

MEMORANDUM OF UNDERSTANDING DATED MARCH 15,2003 (“MoU”)

The Democratic Republic of Sao Tome and Principe (“DRTSP”) and Environmental Remediation Holding Corporation (“ERHC”), with respect to the Memorandum of Agreement between the parties of May 21, 2001 (“MoA”), hereby agree as follows:

(A) TRADE OFF OF ECONOMIC VALUES

ERHC Shall:
1.	Relinquish 100% of Signature Bonus, 100% of Profit Oil and 100% of Overriding Royalty Interest (namely the “Financial Interests”) attributable to ERHC under the MoA, to DSTP; and shall
2.	Relinquish the ERHC right of choice blocks in the JDZ as contained in the MoA, at such times as the following be fully and finally accomplished:

DRSTP shall cause the Joint Development Authority (“JDA”) to grant ERHC the option to request and be awarded the following Preferential Working Interests (“PWI”) within the Joint Development Zone (“JDZ”) in the immediate forthcoming licensing round:

1.
15% PWI in one block of ERHC’s first choice. This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 40%. DRSTP shall cause the JDA to waive 100% of the total signature bonus payable on ERHC’s 15% in this block.

2.
15% PWI in one Mock of ERHC’s second choice. This choice may not be exercised in the block that ExxonMobil has exercised it's right to PWI of 40%. ERHC shall pay 100% of the total signature bonus payable on ERHC’s 15% in this block.

3.
20% PWI in one block of ERHC’s third choice. This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 25% or 40%. DRSTP shall cause the JDA to waive 100% of the total signature bonus payable on ERHC’s 20% in this block.

4.
30% PWI in one block of ERHC’s fourth choice. This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 25% or 40%. DRSTP shall cause the JDA to waive l00% of the total signature bonus payable on ERHC’s 30% in this block.

5.
25% PWI in one block of ERHC’s fifth choice. This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 25% or 40%. DRSTP shall cause the JDA to waive l00% of the total signature bonus payable on ERHC’s 25% in this block.

6.
20% PWI in one block of ERHC’s sixth choice. This choice may not be exercised in the block that ExxonMobil has exercised its right to PWI of 25% or 40%. ERHC shall pay 100% of the total signature bonus payable on ERHC’s 20% in this block.

ERHC most exercise its PWI options in the afore-mentioned blocks within a reasonable time after the licensing round subject to approval of the JDA.

(B) MISCELLANEOUS UNDERSTANDINGS

The relinquishment of ERHC rights described herein shall be subject to and conditioned upon the following being true and correct and being fully and finally accomplished:

1.
DRSTP represents and warrants that the number of, designation of, boundaries of, and sizes of blocks (that is, the parameters of acreage) to be offered in the immediately forthcoming licensing round shall not be materially less than the parameters of acreage as indicated on the attached Exhibit A, and DRSTP further represents and warrants that should the parameters of acreage on offer be materially lower for whatever reason then DRSTP shall compensate ERHC such that ERHC’s economic position as contemplated herein be not diminished thereby.

2.
DRSTP represents and warrants that the rights of ExxonMobil as contemplated under this MoU shall not exceed PWI of 25% each in two blocks in the JDZ and DRSTP further represents and warrants that its has not granted any other PWI rights in the JDZ to ExxonMobil or any other company that may cause conflict with or be contrary to the PWI rights granted ERHC under tins MoU.

3.
DRSTP and ERHC shall execute definitive legal agreement(s) to incorporate and reflect the contents and intentions of this MoU and such agreement(s), which shall include a ~~p~~ropose~~d~~ agreement to be signed between the JD A and ERHC as an exhibit therein, must contain mutually acceptable terms and conditions.

4.
DRSTP shall cause the definitive agreement(s) between DRSTP and ERHC to be approved by the Joint Ministerial Council (“JMC”) of the JDA at the next JMC meeting and DRSTP shall farther cause the JMC to approve that the JDA enter into agreements with ERHC to implement this MoU and the MoA and DRSTP shall forthwith after the JMC meeting notify ERHC of these approvals.

5.
After the afore-mentioned JMC meeting, but before formal announcement of the licensing round, ERHC and JDA shall execute a definitive legal agreement to enable full implementation of the definitive agreement(s) between DRSTP and ERHC including the exhibit therein.

6.	Any agreements contemplated under this MoU shall be prepared so as not to affect the integrity, legality, and validity of the MoA and Consent Award.

7.	This MoU and any a~~g~~reem~~e~~n~~ts~~ contemplated herein are, and shall be, without prejudice to ERHC rights and interests in the Exclusive Economic Zone of DRSTP as contained in the MoA.

8.	ERHC, under United States of America Securities and Exchange Commission ("SEC") regulations, is required to file details of this MoU with the SEC.

INTENDING TO BE LEGALLY BOUND the parties hereby incorporate by refrence and make a part hereof as though set out in full herein, Articles 9,10 and 11 (excluding sub-paragraph 11.5) of the MoA. This MoU is hereby executed this 15th  Day of March 2003, in the presence of members of the Joint Development Authority.

/s/ Rafael Branco	/s/ Chude Mba
His Excellency, Rafael Branco	Mr. Chude Mba
Minister of Public Works, Infrastructures,	Presidebt & Chief Executive
Natural Resources and Environment	Officer
DRSTP	ERHC

Witnessed by:

/s/ Tajudeen Umar
Dr. Tajudeen Umar
Chairman of the Executive Board
JDA

ATTACHMENT A

NIGERIA - SAO TOME AND PRINCIPE
JOINT DEVELOPMENT ZONE
(PROVISIONAL BLOCK DESIGNATIONS)

JOINT
DEVELOPMENT
ZONE

Annex A
Option Agreement
Option Agreement

The Democratic Republic of São Tomé e Principé

and

Environmental Remediation Holding Corporation

Annex A
Option Agreement

Annex A
Option Agreement
THIS AGREEMENT is made on the 2nd  of April, 2003

BETWEEN:

(1)	The Democratic Republic of São Tomé Principé (“DRSTP"); and

(2)
Environmental Remediation Holding Corporation a company incorporated in the State of Colorado in the United States of America with a place of business at Suite 1570, 5444 Westheimer, Houston, Texas, USA (“ERHC"),

(each a "Party").

WHEREAS:

(A)	DRSTP and ERHC were party to certain arrangements relating to oil, gas and mineral reserves which were submitted to dispute resolution by arbitration (the "Arbitration").

(B)
In a treaty done on 21 February 2001 (the "Treaty") the Federal Government of Nigeria ("FGN") and DRSTP agreed to jointly develop the natural resources of an area of the exclusive economic zones between their respective territories in respect of which their maritime claims overlap (the "JDZ").

(C)	In the Treaty, FGN and DRSTP agreed to cooperate regarding prior dealings with third persons in respect of any part of the JDZ in an equitable manner.

(D)	DRSTP and ERHC entered into an agreement on 21 May 2001 in order to settle the Arbitration. (the “Agreement”).

(E)	DRSTP and ERHC have now agreed to further arrangements in relation to the JDZ and the MoA on the terms of this agreement (the "Agreement").

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS

In this Agreement:

"Administration Agreement" means the agreement set out in Annex A;

"Block" means an area designated as an individual unit for the exploration and/or production of hydrocarbon within the JDZ under the JDZ Regulations;

"ERHC Override" means all amounts to which ERHC is entitled pursuant to clause 3.3 of the MoA;

"ERHC Profit OU Share" means all amounts to which ERHC is entitled pursuant to clause 3.1 of the MoA;

"ERHC Signature Bonus Share" means all amounts to which ERHC is entitled pursuant to clause 3.2 of the MoA;

Annex A
Option Agreement

"ERHC Working Interest Option" means the option granted to ERHC pursuant to clause 3.4 of the MoA;

"ExxonMobil" means ExxonMobil Corporation or any affiliate or member of the ExxonMobil group;

"ExxonMobil Agreement" means the agreement between ExxonMobil and DRSTP dated 22nd of February, 2003 pursuant to which ExxonMobil is entitled to certain working interests in the JDZ on a preferential basis;

"ExxonMobil Preferential Working Interest” or EPWT" means a working interest which ExxonMobil is entitled to acquire pursuant to the ExxonMobil Agreement;

"First Licensing Round" means the first Licensing Round held in respect of the JDZ;

"Final Relinquishment Date” means the earlier of the date on which:

(a)	all working interests to whichERHC has rights pursuant to this Agreement have been granted by the JDA to or as directed by ERHC and fully, irrevocably and unconditionally vested in ERHC; or

(b)	the Take-Up Period relating to ERHC's final choice pursuant to Clause 4.1 of this Agreement expires;

"JDA” means the Authority established pursuant to Part Three of the Treaty;

"JMC" means the Joint Ministerial Council established pursuant to Part Two of the Treaty;

"JDZ Regulations" means the Treaty and all laws, regulations, guidelines or similar instruments adopted by the JDA pursuant to the authority given to the JDA and/or the JMC by

"Licensing Round" means any process administered by the JDA in which persons bid and/or apply for and/or are awarded licenses to explore for and/or exploit the hydrocarbon resources of the JDZ;

“Map” means the map set out in Annex B;

“Preferential Working Interests” or “PWI” means a paid working interest acquired by ERHC pursuant to the rights granted in clause 4.1 of this Agreement;

"PSC" means any production sharing agreement or other grant of rights entered into between a person or persons and JDA to explore for and/or exploit hydrocarbon resources and/or to acquire working interests or similar rights in the JDZ;

"Signature Bonus" means any funds payable to the JDA pursuant to the JDZ Regulations to acquire the right to sign a production sharing contract or other grant of rights to explore for and/or exploit the hydrocarbon resources of the JDZ;

Annex A
Option Agreement

"Subsidiary" means any entity in respect of which a Party, or any venture or consortium of which a Party is part, is in a position to exercise control over corporate decision making and function;

"Take-Up Period" means, in respect of any one of the working interests to which ERHC has rights pursuant to clause 4.1, a reasonable time from the date on which the JDA provides a bona fide opportunity as part of a Licensing Round in accordance with the procedure set out in the Administration Agreement for ERHC to exercise any or all such rights;

"Tender Documentation" means the documentation made available relating to a Licensing Round.

2.	INTERPRETATION

2.1	The headings and paragraphs in this Agreement are for ease of reference only and are to be ignored in construing its substantive provisions.

2.2	Words denoting the singular shall include the plural and vice versa.

2 3	A reference to a Party includes its permitted assignees, successors in title and/or any venture or consortium of which it is part.

2.4	$ means United States Dollars.

3.	RELINQUISHMENT OF RIGHTS BY ERHC

ERHC agrees to relinquish its rights pursuant to the MoA in respect of:

(a)	the ERHC Signature Bonus Share;

(b)	the ERHC Profit Oil Share;

(c)	the ERHC Override; and

(d)	the ERHC Working Interest Option,

(together, the "Relinquished Rights”) in accordance with the procedure set out in clause 6.

4.	RIGHTS OF ERHC

4.1	In consideration of the relinquishment by ERHC pursuant to clause 3 and subject to this clause 4, DRSTP grants to ERHC the rights to;

(a)	nominate a Block and acquire a 15% working interest in that Block ("Choice 1 Interest");

(b)	nominate a second Block and acquire a 15% working interest in that Block ("Choice 2 Interest");

Annex A
Option Agreement

(c)	nominate a third Block and acquire a 20% working interest in that Block ("Choice 3 Interest"),

(d)	nominate a fourth Block and acquire a 30% working interest in that Block ("Choice 4 Interest");

(e)	nominate a fifth Block and acquire a 25% working interest in that Block ("Choice 5 Interest"); and

(f)	nominate a sixth Block and acquire 20% working interest in that Block ("Choice 6 Interest"),

all of which will be chosen from Blocks that correlate substantially to the nine Blocks shown on the Map.

4.2
DRSTP and ERHC acknowledge that the rights granted to ERHC pursuant to clause 4.1 of this Agreement are options that, if not exercised, will lapse upon the expiry of their respective Take-Up Periods in accordance with the terms of this Agreement.

Subject to clause 4.4, DRSTP undertakes that the only condition, criteria, restriction or further requirement that ERHC must observe or meet in order to exercise its rights under this Agreement and properly and fully acquire any or all of the working interests referred to in clause 4.1 is payment of the Signature Bonuses in the amounts set out in Column 2 of the table hereunder, as well as all applicable taxes, fees and charges adopted by the JMC and implemented by the JDA in accordance with the procedure set out in the JDZ Regulations. For the avoidance of doubt, ERHC will be beneficiary of not less favourable treatment than the one that is granted to others:

Column 1 Block	Column 2 Signature Bonus Payable
Choice 1 Interest	$0.00
Choice 2 Interest	100% of that proportion of the Signature Bonus for that Block payable in respect of ERHC’s 15% PWI
Choice 3 Interest	$0.00
Choice 4 Interest	$0.00
Choice 5 Interest	$0.00
Choice 6 Interest	100% of that proportion of the Signature Bonus for that Block payable in respect of ERHC’s 20% PWI

Subject to any obligation to purchase an initial 3-D seismic survey from a specified seismic vendor, as may be set out in the terms and conditions of a PSC by the JDA, the Parties agree that ERHC shall have the right to conduct seismic activity in any Block it may select under this Agreement.

Annex A
Option Agreement

4 5
DRSTP agrees that notwithstanding the holding of any Licensing Round the processes set out in the Administration Agreement will be the processes by which ERMC or its nominee will be entitled to acquire full and proper title to each PWI.

4.6	ERHC agrees that it will not exercise its right to acquire:

(a)	the Choice 1 Interest in a Block where ExxonMobil has exercised a right to acquire an EPWI of 40%;

(b)	the Choice 2 Interest in a Block where ExxonMobil has exercised a right to acquire an EPWI of 40%;

(c)	the Choice 3 interest in a Block where ExxonMobil has exercised a right to an EPWI Of either 25% or 40%;

(d)	the Choice 4 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%;

(e)	the Choice 5 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%; or

(f)	the Choice 6 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%,

but nothing in this Agreement will be taken to preclude ERHC from bidding for and/or acquiring interests other than or in addition to a PWI ("Additional Interest") in any Block where ExxonMobil has exercised a right to acquire an EPWI provided that, in respect of the Additional Interest, ERHC follows the normal processes and guidelines for acreage bidding.

5.	JDZ JOlNTAUTHORITY AND JOINT MINISTERIAL COUNCIL

5.1	DRSTP undertakes that:

(a)	this Agreement is approved by the JMC prior to or at the meeting of the JMC where the JMC authorises the First Licensing Round to be carried out;

(b)	evidence which is reasonably satisfactory to ERHC of the approval contemplated by clause 5(a) is provided to ERHC in writing within seven days of being given;

(c)	the execution by the JDA of the Administration Agreement is approved by the JMC prior to or at the meeting of the JMC where the JMC authorises the First Licensing Round to be carried out;

(d)	evidence which is reasonably satisfactory to ERHC of the approval contemplated by clause 5(c) is provided to ERHC within seven days of being given;

(e)	the JDA executes an agreement in the form of the Administration Agreement prior to commencement of the Licensing Round; and

Annex A
Option Agreement

(f)
nothing in the JD2 Regulations or in any other relevant law, regulation, rule, agreement or arrangement prevents, amends, or is in any way inconsistent with the rights granted to ERHC pursuant to this Agreement.

5.2	DRSTP acknowledges that the JDA has continuing obligations to comply with the Administration Agreement and undertakes that the JDA performs all such continuing obligations.

6.	CONTINUANCE OF MoA

The parties agree that:

(a)
relinquishment, because of expiry of a Take-Up Period in respect of a choice of working interest pursuant to clause 4.1, will only occur when ERHC is no longer in a position to exercise a future right in such choice;

(b)
subject to clause 6 (a), upon the vesting in ERHC of, or earlier expiry of the Take-Up Period in relation to, any of the working interests to which ERHC is entitled pursuant to clause 4, the amounts to which ERHC is entitled pursuant to the Relinquished Rights will be reduced by the amounts of any Signature Bonuses waived by DRSTP in relation to such working interests m accordance with this Agreement;

(c)
the Relinquished Rights will only be relinquished in accordance with this clause 6, and prior to the Final Relinquishment Date all rights granted to ERHC pursuant to the MoA which have not been relinquished will continue in full force and effect and be enforceable by ERHC;

(d)	on the Final Relinquishment Date, all rights in the Relinquished Rights which have not been relinquished pursuant to this clause 6 will be relinquished in full by ERHC; and

(e)
following the Final Relinquishment Date, all provisions of the MoA which do not relate to the rights relinquished by ERHC pursuant to this Agreement will remain m full force and effect and, in particular, nothing tn this Agreement is intended to affect or amend the rights granted to ERHC pursuant to the MoA in respect of the exclusive economic zone of DRSTP.

7.	REPRESENTATIONS AND WARRANTIES;

7.1	ERHC represents and warrants that:

(a)	it is a duly formed corporate entity and currently exists in good standing under the laws of its place of incorporation and it has full power and authority to execute this Agreement;

(b)
it has not gone into liquidation, made a general assignment for the benefit of creditors, declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so; and

Annex A
Option Agreement

(c)	it has access to 2-D seismic survey covering the JDZ under a duly executed Data Use License.

7.2	DRSTP represents, warrants and undertakes that:

(a)	the number, designation, boundaries and respective sizes of the Blocks will not be materially different to those shown on the Map;

(b)	the person or persons executing this Agreement on its behalf have full authority to commit DRSTP to this Agreement;

(c)	no laws, regulations, rules, contracts or agreements are currently in existence that prohibit the enforcement of or conflict with any of the terms of this Agreement;

(d)
neither ExxonMobil nor any of its affiliates has or will be granted any preferential right other than the right to acquire a working interest of 40% in one Block and 25% in each of two further Blocks, and

(e)
neither DRSTP nor the JDA has entered into any contract or agreement, or granted any other rights to another parry (including ExxonMobil) which would hinder or prohibit the implementation and enforcement of, or in any way conflict with, the terms of this Agreement or otherwise diminish ERHC's rights under this Agreement and DRSTP will not, and undertakes that the JDA will not, enter into any such contract or arrangement or grant any such rights.

8.        MISCELLANEOUS

8.1.     DRSTP agrees that:

(a)
should any law, regulation or rule be issued or promulgated into law or any other act or thing be done by DRSTP or the JDA (including without limitation any amendment to the JDZ Regulations or issuance of a new rule in respect of the JDZ) which have the effect of diminishing the economic value of or materially adversely affecting ERHCs rights pursuant to this Agreement or the MoA; and/or

(b)	if the acreage of any Block offered in a Licensing Round is materially less than that indicated on the Map,

DRSTP shall compensate ERHC either financially or through alternative commercial arrangements that are reasonably acceptable to ERHC in order to maintain the economic value to ERHC of such rights both indvidually and in aggregate.

8.2.	This agreement and all negotiations leading to it shall be governed by the laws of England and Wales and tbe courts of England and Wales shall have exclusive jurisdiction.

8.3
ERHC's interest in this Agreement shall be assignable in whole or in part Subsidiary without the consent of DRSTP, however ERHC will give notice of any such assignment to DRSTP within 45 days of such assignment being completed. The prior written consent of DRSTP will be required if an assignment is made to a party which is not a Subsidiary of ERHC, which consent will not be unreasonably withheld or delayed by DRSTP.

Annex A
Option Agreement

8.4	DRSTP undertakes to:

(a)	grant all such approvals, execute ail such documents, permits or agreements, and do all such things and acts as may be necessary to give effect to the intention of this Agreement; and

(b)
it reasonably requested by ERHC in writing, forward to ERHC evidence of such approvals, documents, permits and/or things relevant to its rights and entitlements under this Agreement in a form reasonably satisfactory to ERHC.

8.5	DRSTP acknowledges that the actions being undertaken by it in this Agreement are commercial actions and do not in any way or in any part constitute an Act of State.

9.	CONFIDENTIALITY

9.1
Neither Party nor their agents or employees will divulge the contents of this Agreement or any information relating to it without the consent of the other Party, however this clause will not apply to information which is in the public domain other than as a breach of this Agreement or which is divulged:

(a)	as required by law, regulation, security exchange roles or public listing requirements;

(b)	to a court, arbitrator or tribunal in the course of proceedings to which the discloser is a party;

(c)	to employees, agents or consultants of a Party to the extent that such disclosure is reasonably necessary;

(d)	to prospective or actual commercial partners, investors or financiers (and their employees, agents and consultants) who owe appropriate duties of confidentiality to the discloser; or

(e)	to all potential bidders in a Licensing Round to ensure bidding transparency.

10.	NOTICES

10.1
Any notice or other communication to be given by one Party to the other in connection with this Agreement will be in writing and will be given by letter or facsimile addressed to the recipient and forwarded to the address or facsimile number of such other Party as follows:

Annex A
Option Agreement

DRSTP:

The Honourable Minister
Ministry of Public Works, Infrastructure, Natural Resources and the Environment
P.O. Box 130
Sao Tome
Telephone Number: +239 224 750
Facsimile Number: +239 222 824

ERHC:

The President and Chief Executive Officer
Environmental Remediation Holding Corporation
5444 Westheimer Road
Houston, Texas, 77056
United States of America
Telephone Number: +l 713 626 4700
Facsimile Number: +1 713 626 4704

10.2	Unless actual receipt is proved to have occurred at any other time a notice, communication or information shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of a courier, on the fifth day following despatch;

(c)	in the case of post, on the twenty first business day following the day of posting; or

(d)
in the case of facsimile, on acknowledgement by the addressee's facsimile receiving equipment (where such acknowledgement occurs before 17.00 hours local time of the recipient on the day of acknowledgement) and in any other case on the day following the day of acknowledgement by the sender's facsimile transmission equipment.

Annex A
Option Agreement

IN WITNESS WHEREOF

Signed by	)
His Excellency, Joaquim Rafael Branco	)
Minister of Public Works, Infrastructure,	)	/s/ Joaquim Rafael Branco
Natural Resources and the Environment	)
for and on behalf of:	)
The Democratic Republic of São Tomé	)
e Principé:

Signed by	)
Mr Chade Mba	)	/s/ Chade Mba
President and Chief Executive Officer	)

for and on behalf of:
Environmental Remediation Holding
Corporation:

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Administration Agreement

The Nigeria - Sao Tome and Principe Joint Development Authority

And

Environmental Remediation Holding Corporation

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Administration Agreement

The Nigeria - Sao Tome and Principe Joint Development Authority

And

Environmental Remediation Holding Corporation

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

THIS AGREEMENT is made on	2003

BETWEEN:

(1)
The Nigeria and Sao Tome and Principe Joint Development Authority established by a treaty done on 21 February 2001 between the Federal Government of Nigeria and the Democratic Republic of São Tomé e Principé (the "JDA"); and

(2)
Environmental Remediation Holding Corporation a company incorporated in the State of Colorado in the United States of America with a place of business at Suite 1570, 5444 Westheimer, Houston, Texas, USA ("ERHC"),

(each a "Party").

WHEREAS:

(A)
In a treaty done on 21 February 2001 (the "Treaty") the Federal Government of Nigeria ("FGN") and the Democratic Republic of São Tomé e Principe ("DRSTP") agreed to jointly develop the natural resources of an area of the exclusive economic zones between their respective territories in respect of which their maritime claims overlap (tbe "JDZ").

(B)	In the Treaty, FGN and DRSTP agree to cooperate regarding prior dealings with third persons in respect of any part of the JDZ in an equitable manner.

(C)	DRSTP and ERHC entered into an agreement in relation to prior dealings on 21 May 2001 (the "MoA").

(D)	On 2 April 2003 ERHC and DRSTP agreed to further arrangements in respect of the JDZ and the MoA on the terms of the Option Agreement.

OF)
on [•] the JMC approved the entry by tbe JDA into this agreement with ERHC (the "Agreement") in order to implement and administer ERHC's rights in respect Of tile JDZ pursuant to the MoA and the Option Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS

In this Agreement:

"Block" means an area designated as an individual unit for the exploration and/or production of hydrocarbons within the JDZ under the JDZ Regulations;

"ERHC Selections" means the Blocks in respect of which ERHC wishes to exercise its rights pursuant to the Option Agreement to acquire working interests in the JDZ and in respect of which it has so notified tbe JDA in writing;

"Exercise Notice" means the notice set out in Annex B;

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

"ExxonMobil" means ExxonMobil Corporation or any affiliate or member of the ExxonMobil group or any of their successors or assigns;

"ExxonMobil Agreement” means the agreement between DRSTP and ExxonMobil dated 22 February 2003 pursuant to which ExxonMobil is entitled to acquire certain working interests m the JDZ on a preferential basis;

"ExxonMobil Information Date" means the date on which ExxonMobil first receives information from JDA in order to enable ExxonMobil to exercise its rights pursuant to the ExxonMobil Agreement;

"ExxonMobil Selections" means the Blocks in respect of which ExxonMobil wishes to exercise its rights pursuant to the ExxonMobil Agreement to acquire working interests in the JDZ and in respect of which it has so notified the JDA in writing;

“ExxonMobil Selection Date” means the date on which JDA notifies ERHC in writing of the ExxonMobil Selections;

"Final Information Date" means the date one week after the ExxonMobil Information Date;

“JDZ Regulations" means the Treaty and all laws, regulations, guidelines or similar instruments adopted by JDA pursuant to JDA given to JDA by the Treaty;

“JMC” means the Joint Ministerial Council established pursuant to the Treaty;

"Licensing Round" means any process administered by the JDA in which persons bid and/or apply for and/or are awarded licenses to explore for and/or exploit the hydrocarbon resources of the JDZ;

"Option Agreement" means the agreement between DR5TP and ERHC dated 2 April 2003 pursuant to which ERHC is entitled to acquire certain working interests in the JDZ on a basis preferential to the Licensing Round;

"PSC" means any production sharing agreement or other grant of rights entered into between a person or persons and JDA to explore for and/or exploit hydrocarbon resources and/or to acquire working interests or similar rights in the JDZ;

"Signature Bonus" means amounts payable by a person to JDA to acquire the right to sign a PSC;

"Successful Bid" means the bid made by a person during a Licensing Round to acquire a PSC in respect of a Block which JDA has accepted;

"Tender Documentation" means the documentation made available relating to a  Licensing Round.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

2.	INTERPRETATION

2.1	The headings and paragraphs in this Agreement are for ease of reference only and are to be ignored in construing its substantive provisions.

2.2	Words denoting the singular shall include the plural and vice versa.

2.3	A reference to a Party includes its permitted assignees and/or successors in title and/or any venture or consortium of which it is part

3.	IMPLEMENTATION OF ERHC'S RIGHTS

3.1	The JDA acknowledges that:

(a)	It is fully aware of the terms and the rights granted to ERHC by DRSTP in respect of the JDZ pursuant to the Option Agreement attached to this Agreement at Annex A;

(b)	ERHC has subject to certain restrictions on choice set out in the Option Agreement been granted rights by DRSTP under the Option Agreement to:

(i)	nominate a Block and acquire a 15% working interest in that Block;

(ii)	nominate a second Block and acquire a 15% working intercest in that Block;

(iii)	ruminate a third Block and acquire a 20% working interest in that Block;

(iv)	nominate a fourth Block and acquire a 30% working interest in that Block;

(v)	nominate a fifth Block and acquires 35% working interest in that Block; and

(vi)	nominate a sixth Block and acquire 20% working interest in that Block;

(c)
Subject to any obligation to purchase 4.4 of the Option Agreement, ERHC will not be subject to any further condition, criteria, restriction or further requirement in order to exercise the rights granted to it pursuant to the Option Agreement and properly and fully acquire any or all of those working interests except the payment of certain Signature Bonuses and applicable taxes, fees and charges as set out in clause 4.3 of the Option Agreement; and

(d)	the arrangements set out in the Option Agreement were approved by the JMC on [•],

and the JDA agrees to do all things necessary to enable ERHC to properly exercise and enjoy the rights granted to it pursuant to the Option Agreement including (but not limited to) observing the provisions of this clause 3.

3.2.
Following the acceptance by it of Successful Bids in respect of every Block for which a PSC is to be awarded during a Licensing Round the JDA will, subject to clause 3.9, so notify ERHC in accordance with clause 3.3 and, contemporaneously with such notification, provide all material information relating to every Successful Bid including (but not limited to) details of:

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

(a)	any Signature Bonus and all other financial payments and commitments;

(b)	all finally agreed terms and conditions of the PSC and any other relevant contractual agreements;

(c)	the identities of all relevant parties and the Block to which each Successful Bid relates; and

(d)	any future work or other commitment.

3.3	The notification and information described in clause 3.2 will be delivered to ERHC by the earlier of:

(a)	ten days from the acceptance by the JDA of the last of the Successful Bids to which clause 3.2 refers; and

(b)	the ExxonMobil Information Date.

3.4
Prior to the Final Information Date, ERHC may at anytime request any further information it reasonably requires from the JDA in respect of any Successful Bid and the JDA will use its beat endeavors to promptly provide such information.

3.5	The JDA will inform ERHC of the ExxonMobil Selections as soon as possible but in any event no later than seven days after receiving them.

3.6
ERHC agrees to notify the JDA of the ERHC Selections by forwarding one notice substantially in the form of the Exercise Notice to the JDA in respect of each of them and the JDA agrees that no further action is required by ERHC in order to properly exercise and enjoy the rights granted to it under the Option Agreement

ERHC may notify the JDA of each of the ERHC Selections together or separately, but in any event will complete this process of notification by the later of:

(a)	the date 45 days after the Final Information Date; and

(b)	the date 15 days after the ExxonMobil Selection Date.

Following receipt by the JDA of an Exercise Notice notifying the JDA of an ERHC Selection, the JDA will within ninety days of such receipt:

(a)
grant all such approvals and/or do all such things as may be necessary for ERHC to obtain title which is proper and effective against all third parties and in respect of the JDZ Regulations to each and all of the interests to which it relates pursuant to the Option Agreement: and

(b)	forward to ERHC evidence of such approvals and/or things in a form reasonably satisfactory to ERHC.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

3 9
The obligations of the JDA pursuant to clause 3.2 of this Agreement will cease upon the date on which all working interests to which BRHC has rights pursuant to the Option Agreement have been granted by the JDA to or as directed by ERHC and fully, irrevocably and unconditionally vested in ERHC.

3.10	The JDA will include in all Tender Documentation information which is accurate and sufficient to notify all bidders and otherwise interested persons regarding;

(a)	ERHC's rights in respect of the JDZ pursuant to the Option Agreement; and

(b)	the exercise and implementation of those rights pursuant to the Option Agreement and this Agreement.

4.	REPRESENTATIONS AMD WARRANTIES

4.1	ERHC represents that it;

(a)	is a duly formed corporate entity and cuiieutly exists in good standing under the laws of its place of incorporation, and that it has full power and authority to execute this Agreement; and

(b)
has not gone into liquidation, made a general assignment for the benefit of creditors, declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so.

4.2	The JDA represents, warrants and undertakes that:

(a)
the person or persons executing this Agreement on its behalf has or have full authority to commit the JDA to this Agreement and the obligations set out in it and has or have the requisite approvals of the JMC to do so;

(b)	no obligations of confidentiality to any person or persons do or will prevent or in any way restrict its ability to provide all the information contemplated by clause 3.2 of this Agreement;

(c)	all Successful Bids will be bids which the JDA, acting reasonably, considers to be bona fide and made by technically and financially competent persons;

(d)
none of the JDZ Regulations nor any contracts or agreements to which the JDA is a party are currently in existence, nor have any rights been granted by the JDA to any other person, including ExxonMobil, that would hinder or prohibit the implementation and/or enforcement of, or are in any way inconsistent with, any of the terms of this Agreement;

(e)
in the event that any JDZ Regulations or any other rule, regulation or order are issued or promulgated into law, or any contract, agreement or arrangement is entered into by the JDA, the JDA will ensure that all such JDZ Regulations, rules, regulations, orders, contracts, agreements or arrangements are consistent with rights of ERHC pursuant to this Agreement and Option Agreement; and

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

(f)	it is not, and will not become, subject to any obligations of confidentiality which prevent it front performing any of the provisions of this Agreement.

5.	MISCELLANEOUS

5.1	This agreement and all negotiations leading to it shall be in English language and governed by the laws of England and Wales and the courts of England and Wales shall have exclusive jurisdiction.

5.2
For any dispute arising out of or in connection with the Agreement including any question of existence, validity or termination, the JDA and ERHC shall first make every effort to reach an amicable settlement by direct negotiation.  In case of failure to reach an amicable settlement, the dispute shall be referred to and finally resolved by arbitration under the UNCITRAL arbitration rules. The tribunal shall consist of three arbitrators, one appointed by the JDA, one appointed by ERHC and the third by a unanimous decision of the Parties. The place of arbitration shall be London, England. The tribunal may hold hearings at locations other than London for the convenience of the Parties. The language of arbitration shall be English.  Each Party shall bear its own costs and expenses of arbitration.

5.3
Where ERHC transfers to a technically and financially qualified person any or all of the working interests to which this Agreement relates in accordance with the Option Agreement, the JDA will within fourteen days:

(a)	grant all such approvals and/or do all such things as may be necessary to recognise and give effect to such arrangement or transfer, and

(b)	forward to ERHC and/or the transferee or transferees evidence of such approvals and/or things in a form reasonably satisfactory to ERHC.

5.4	Each Party undertakes to execute all such documents, permits or agreements, end do all such things and acts as may be necessary to give effect to the intention of this Agreement.

5.5
The JDA agrees that if an arrangement of any kind is being negotiated or agreed between DRSTP and ERHC pursuant to clause 8.1 of the Option Agreement, the JDA will co-operate with any reasonable request of ERHC to assist in the resolution of that process, the development of alternative arrangements as contemplated by that provision and the implementation within the JDZ of any relevant arrangements agreed ERHC will bear any out-of-pocket costs and expenses incurred by the JDA in undertaking this process.

5 6
The JDA hereby acknowledges that its undertakings and obligations pursuant to this Agreement do not constitute acts of state, and irrevocably waives any rights of sovereign immunity which it or any of its assets may have in connection with the performance or enforcement of any rights or obligation under this Agreement.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

6.	NOTICES

6.1
Any notice or other communication to be given by one Party to the other in connection with this Agreement will be addressed to the recipient and forwarded to the address or facsimile number of such other Party as follows:

JDA:

The Chairman of the Executive Board
Joint Development Authority
Plot 110 J Ammu Kano Crescent
Wuse II, Abuja
Nigeria
Telephone Number: 4-234 9 524 1062
Facsimile Number: +234 9 524 1052

ERHC:

The President and Chief Executive Officer
Environmental Remediation Holding Corporation
5444 Westheimer Road
Houston, Texas, 77056 United States of America
Telephone Number: +1 713 626 4700
Facsimile Number: +1 713 6264704

6.2	Any notice, communication or information to be given by any Party to any other Party in connection with this agreement shall be in writing and shall be given by letter or facsimile except that:

(a)	the notification and all information which the JDA provides to ERHC pursuant to clause 3.2 of this Agreement will be forwarded to ERHC by courier unless the Parties agree otherwise; and

(b)	Exercise Notices will be forwarded by ERHC to the JDA by courier unless the parties agree otherwise.

6.3	Unless actual receipt is proved to have occurred at any other time a notice, communication or information shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of a courier, on the fifth day following despatch;

(c)	in the case of post on the twenty first business day following the day of posting; or

(d)
in the case of facsimile, on acknowledgement by the addressee's facsimile receiving equipment (where such acknowledgement occurs before 17.00 hours local time of the recipient on the day of acknowledgement) and in any other case on the day following the day of acknowledgement by the sender's facsimile transmission equipment.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

7.	CONFIDENTIALITY

Neither Party nor their agents or employees will divulge the contents of this Agreement or any information relating to it without the consent of the other Party, however this clause will not apply to information which is in the public domain other than as a breach of this Agreement or which is divulged:

(a)	as required by law, regulation, security exchange rules or public listing requirements,

(b)	to a court, arbitrator or tribunal in the course of proceedings to which the discloser is a party;

(c)	to employees, agents or consultants of a Party to the extent that such disclosure is reasonably necessary;

(d)	to prospective or actual commercial partners, investors or financiers (and their employees, agents and consultants) who owe appropriate duties of confidentiality to the discloser; or

(e)	pursuant to clause 3.10 of this Agreement.

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

IN WITNESS WHEREOF

Signed by	)
Dr Tajudeen Umar	)
Chairman of the Executive Board	)

for and on behalf of:
The Joint Development Authority

Signed by	)
Mr Chude Mba	)
President and Chief Executive Officer	)

for and on behalf of:
Enviromental Remediation Holding
Corporation

Witnessed by	)
Mr...	)
Executive Director (Sao Tome and Principe))
The Joint Development Authority

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Annex A
Option Agreement

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX A

Annex B
Exercise Notice

Exercise Notice

By this notice, Environmental Remediation Holding Corporation ("ERHC") informs the Nigeria-Sao Tome and Principe Joint Development Authority ("the Authority") that it wishes to exercise its rights under the Option Agreement entered into between ERHC and the Democratic Republic of São Tomé e Principé on [               ] and acknowledged and implemented by the Authority pursuant to the Administration Agreement between ERHC and the Authority dated [                ] in respect of:

a  [                ] % working interest

in [                ] Block

in the Nigeria-Sao Tome and Principe Joint Development Zone.

Signed for and on behalf of ERHC: [illegible]
[            ]

Annex A
Option Agreement

OPTION AGREEMENT
ANNEX B
MAP

Annex B
Exercise Notice

Exercise Notice

By this notice, Environmental Remediation Holding Corporation ("ERHC") informs the Nigeria-Sao Tome and Principe Joint Development Authority ("the Authority") that it wishes to exercise its rights under the Option Agreement entered into between ERHC and the Democratic Republic of São Tomé e Principé on [               ] and acknowledged and implemented by the Authority pursuant to the Administration Agreement between ERHC and the Authority dated [                ] in respect of:

a [                 ] % working interest

in [                ] Block

in the Nigeria-Sao Tome and Principe Joint Development Zone.

Signed for and on behalf of ERHC:
[                ]

Administration Agreement

The Nigeria - Sao Tome and Principe Joint Development Authority

And

Environmental Remediation Holding Corporation

THIS AGREEMENT is made on the 7th  Day of April, 2003

(1)
The Nigeria and Sao Tome and Principe Joint Development Authority established by a treaty done on 21 February 2001 between the Federal Government of Nigeria and the Democratic Republic of Sao Tome e Principe (the "JDA"); and

(2)
Environmental Remediation Holding Corporation a company incorporated in the State of Colorado in the United States of America with a place of business at Suite 1570, 5444 Westheimer, Houston, Texas, USA (“ERHC”),

(each a “Party”).

WHEREAS;

(A)
In a treaty done on 21 February 2001 (the "Treaty") the Federal Government of Nigeria ("FGN") and the Democratic Republic of São Tomé e Prineipé ("DRSTP") agreed to jointly develop the natural resources of an area of the exclusive economic zones between their respective territories in respect of which their maritime claims overlap (the "JDZ").

(B)	In the Treaty, FGN and DRSTP agree to cooperate regarding prior dealings with third persons in respect of any part of the JDZ in an equitable manner.

(C)	DRSTP and ERHC entered into an agreement in relation to prior dealings on 21 May 2001 (the "MoA").

(D)	On 2 April 2003 ERHC and DRSTP agreed to further arrangements in respect of the JDZ and the MoA on the terms of the Option Agreement.

OF)
on 4 April 2003 the IMC approved the entry by the JDA into this agreement with ERHC (the "Agreement") in order to implement and administer ERHC's rights in respect of the JDZ pursuant to the MoA and the Option Agreement.

THE  PARTIES AGREE AS FOLLOWS:

I.	DEFINITIONS

In this Agreement:

"Block" means an area designated as an individual unit for the exploration and/or production of hydrocarbons within the JDZ under the JDZ Regulations;

“ERHC Selections” means the Blocks in respect of which ERHC wishes to exercise its rights pursuant to the Option Agreement to acquire working interests in the JDZ and in respect of which it has so notified the JDA irt writing;

"Exercise Notice" means the notice set out in Annex B.

"ExxonMobil" means ExxonMobil Corporation or any affiliate or member of the ExxonMobil group or any of their successors or assigns;

"ExxonMobil Agreement" means the agreement between DRSTP and ExxonMobil dated 22 February 2003 pursuant to which ExxonMobil is entitled to acquire certain working interests in the JDZ on a preferential basis;

"ExxonMobil Information Date" means the date on which ExxonMobil first receives information from JDA in order to enable ExxonMobil to exercise its rights pursuant to the ExxonMobil Agreement;

"ExxonMobil Selections" means the Blocks in respect of which ExxonMobil wishes to exercise its rights pursuant to the ExxonMobil Agreement to acquire working interests in the JDZ and in respect of which it has so notified the JDA in writing;

'ExxonMobil Selection Date" means the date on which JDA notifies ERHC in writing of the ExxonMobil Selections;

"Final Information Date" means the date one week after the ExxonMobil Information Date;

"JDZ Regulations" means the Treaty and all laws, regulations, guidelines or similar instruments adopted by JDA pursuant to JDA given to JDA by the Treaty;

"JMC" means the Joint Ministerial Council established pursuant to the Treaty;

"Licensing Round" means any process administered by the JDA in which persons bid and/or apply for and/or are awarded license to explore for and/or exploit the hydrocarbon resources of the JDZ;

"Option Agreement" means the agreement between DRSTP and ERHC dated 2 April 2003 pursuant to which ERHC is entitled to acquire certain working interests in the JDZ on a basis preferential to the Licensing Round;

"PSC" means any production sharing agreement or other grant of rights entered into between a person or persons and JDA to explore for and/or exploit hydrocarbon resources and/or to acquire working interests or similar rights in the JDZ;

"Signature Bonus" means amounts payable by a person to JDA to acquire the right to sign a PSC;

"Successful Bid" means the bid made by a person during a Licensing Round to acquire a PSC in respect of a Block which JDA has accepted;

"Tender Documentation" means the documentation made available relating to a Licensing Round.

2.	INTERPRETATION

2.1	The headings and paragraphs in this Agreement are for ease of reference only and are to be ignored in construing its substantive provisions.

2.2	Words denoting the singular shall include the plural and vice versa,

2.3	A reference to a Party includes its permitted assignees and/or successors in title and/or any venture or consortium of which it is part.

3.	IMPLEMENTATION OF ERHC’S RIGHTS

3.1	The JDA acknowledges that:

(a)	It is fully aware of the terms and the rights granted to ERHC by DRSTP in respect of the JDZ pursuant, to the Option Agreement attached to this Agreement at Annex A;

(b)	ERHC has subject to certain restrictions on choice set out in the Option Agreement been granted rights by DRSTP under the Option Agreement to;

(i)	nominate a Block and acquire a 15% working interest in that Block;

(ii)	nominate a second Block and acquire a 15% working interest in that Block;

(iii)	nominate a third Block and acquire a 20% working interest in that Block;

(iv)	nominate a fourth Block and acquire a 30% working interest in that Block;

(v)	nominate a fifth Block and acquire a 25% working interest in that Block; and

(vi)	nominate a sixth Block and acquire 20% working interest in that Block;

(c)
Subject to any obligation to purchase an initial 3-D seismic survey as set out in clause 4.4 of the Option Agreement, ERHC will not be subject to any further condition, criteria, restriction or further requirement in order to exercise the rights granted to it pursuant to the Option Agreement and properly and fully acquire any or all of those working interests except the payment of certain Signature Bonuses and applicable taxes, fees and charges as set out in clause 4.3 of the Option Agreement; and

(d)	the arrangements set out in the Option Agreement were approved by the JMC on 4 April 2003,

and the JDA agrees to do all things necessary to enable ERHC to properly exercise and enjoy the rights granted to it pursuant to the Option Agreement, including (but not limited to) observing the provisions of this clause 3.

3.2
Following the acceptance by it of Successful Bids in respect of every Block for which a PSC is to be awarded during a Licensing Round the JDA will, subject to clause 3.9, so notify ERHC in accordance with clause 3.3 and, contemporaneously with such notification, provide all material information relating to every Successful Bid including (but not limited to) details of:

(a)	any Signature Bonus and all other financial payments and commitments;

(b)	all finally agreed terms and conditions of the PSC and any other relevant contractual agreements;

(c)	the identities of all relevant parties and the Block to which each Successful Bid relates; and

(d)	any future work or other commitment.

3..3	The notification and information described in clause 3.2 will be delivered to ERHC by the earlier of:

(a)	ten days from the acceptance by the JDA of the last of the Successful Bids to which clause 3.2 refers; and

(b)	the ExxonMobil Information Date.

3.4
Prior to the Final Information Date, ERHC may at any time request any further information it reasonably requires from the JDA in respect of any Successful Bid and the JDA will use its best endeavours to promptly provide such information.

3.5	The JDA will inform ERHC of the ExxonMobil Selections as soon as possible but in any event no later than seven days after recieving them.

3.6
ERHC agrees to notify the JDA of the ERHC Selections by forwarding one notice substantially in the form of the Exercise Notice to the JDA in respect of each of them and the JDA agrees that no further action is required by ERHC in order to properly exercise and enjoy the rights granted to it under the Option Agreement.

3.7	ERHC may notify the JDA of each of the ERHC Selections together or separately, but in any event will complete this process of notification by the later of:

(a)	the date 45 days after the Final Information Date; and

(b)	the date 15 days after the ExxonMobil Selection Date.

3.8	Following receipt by the JDA of an Exercise Notice notifying the JDA of an ERHC Selection, the JDA will within ninety days of such receipt:

(a)
grant all such approvals and/or do all such things as may be necessary for ERHC to obtain title which is proper and effective against all third parties and in respect of the JDZ Regulations to each and all of the interests to which it relates pursuant to the Option Agreement; and

(b)	forward to ERHC evidence of such approvals and/or things in a form reasonably satisfactory to ERHC.

3.9
The obligations of the JDA pursuant to clause 3.2 of this Agreement will cease upon the date on which all working interests to which ERHC has rights pursuant to the Option Agreement have been granted by the JDA to or as directed by ERHC and fully, irrevocably and unconditionally vested in ERHC.

3.10	The JDA will include in all Tender Documentation information which is accurate and sufficient to notify all bidders and otherwise interested persons regarding:

(a)	ERHC's rights in respect of the JDZ pursuant to the Option Agreement; and

(b)	the exercise and implementation of those rights pursuant to the Option Agreement and this Agreement.

4.	REPRESENTATIONS AND WARRANTIES

4.1	ERHC represents that it

(a)	is a duly formed corporate entity and currently exists in good standing under the laws of its place of incorporation, and that it has full power and authority to execute this Agreement; and

(b)
has not gone into liquidation, made a general assignment for the benefit of creditors, declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so.

4.2	The JDA represents, warrants and undertakes that

(a)
the person or persons executing this Agreement on its behalf has or have full authority to commit the JDA to this Agreement and the obligations set out in it and has or have the requisite approvals of the JMC to do so;

(b)	no obligations of confidentiality to any person or persons do or will prevent or in any way restrict its ability to provide all the information contemplated by clause 3.2 of this Agreement;

(c)	all Successful Bids will be bids which the JDA, acting reasonably, considers to be bona fide and made by technically and financially comp~~e~~te~~n~~t persons;

(d)
none of the JDZ Regulations nor any contracts or agreements to which the JDA is a party are currently in existence, nor have any rights been granted by the JDA to any other person, including ExxonMobil, that would hinder or prohibit the implementation and/or enforcement of, or are in any way inconsistent with, any of the terms of this Agreement;

(e)
in the event that any JDZ Regulations or any other rule, regulation or order are issued or promulgated into law, or any contract, agreement or arrangement is entered into by the JDA, the JDA will ensure that all such JDZ Regulations, rules, regulations, orders, contracts, agreements or arrangements are consistent with rights of ERHC pursuant to this Agreement and Option Agreement; and

(f)	it is not, and will not become, subject to any obligations of confidentiality which prevent it from performing any of the provisions of this Agreement.

5.	MISCELLANEOUS

5.1	This agreement and all negotiations leading to it shall be in English language and governed by the laws of England and Wales and the courts of England and Wales shall have exclusive jurisdiction.

5.2
For any dispute arising out of or in connection with the Agreement including any question of existence, validity or termination, the JDA and ERHC shall first make every effort to reach an amicable settlement hy direct negotiation. In case of failure to reach an amicable settlement the dispute shall be referred to and finally resolved by arbitration under the UNCITRAL arbitration rules. The tribunal shall consist of three arbitrators, one appointed by the JDA, one appointed by ERHC and The third by a unanimous decision of the Parties. The place of arbitration shall be London, England. The tribunal may hold hearings at locations other than London for the convenience of the Parties. The language of arbitration shall be English. Each Party shall bear its own costs and expenses of arbitration.

5.3
Where ERHC transfers to a technically and financially Qualified person any or all of the working interests to which this Agreement relates in accordance with the Option Agreement the JDA will within fourteen days:

(a)	grant all such approvals and/or do all such things as may be necessary to recognise and give effect to such arrangement or transfer; and

(b)	forward to ERHC and/or the transferee or transferees evidence of such approvals and/or things in a form reasonably satisfactory to ERHC.

5.4	Each Party undertakes to execute all such documents, permits or agreements, and do all such things and acts as may he necessary to give effect to the intention of this Agreement.

5.5
The JDA agrees that if an arrangement of any kind is being negotiated or agreed between DRSTP and ERHC pursuant to clause 8.1 of flic Option Agreement the JDA will co-operate with any reasonable request of ERHC to assist in the resolution of that process, the development of alternative arrangements as contemplated by that provision and the implementation within the JDZ of any relevant arrangements agreed.- ERHC will bear any out-of-pocket costs and expenses incurred by the JDA in undertaking this process.

5.6
The JDA hereby acknowledges that actions and obligations pursuant to this Agreement that it may undertake in respect of itself or any of its assets are commercial actions and do not in any way or in any part constitute an Act or Acts of State.

6.	NOTICES

6.1
Any notice or other communication to be given by one Parry to the other in connection with this Agreement will be addressed to the recipient and forwarded to the address or facsimile number of such other Party as follows:

JDA:

The Chairman of the Executive Board
Joint Development Authority
Plot 1101 Aminu Kano Crescent
Wuse JJ, Abuja
Nigeria
Telephone Number. +234 9 524 1062
Facsimile Number; +234 9 5241052

ERHC:

The President and Chief Executive Officer
Environmental Remediation Holding Corporation
5444 Westheimer Road Houston, Texas, 77056
United States of America Telephone Number: +1 713 626 4700
Facsimile Number: +1 713 6264704

6.2	Any notice, communication or information to be given by any Party to any other Party in connection with this agreement shall be in writing and shall be given by letter or facsimile except that:

(a)	the notification and all information which the JDA provides to ERHC pursuant to clause 3.2 of this Agreement will be forwarded to ERHC by courier unless the Parties agree Otherwise; and

(b)	Exercise Notices will be forwarded by ERHC to the JDA by courier the parties agree otherwise.

6.3	Unless actual receipt is proved to have occurred at any other time a notice, communication or information shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of a courier on the fifth day following despatch;

(c)	in the case of post, on the twenty first business day following the day of posting; or

(d)
in the case of facsimile, on acknowledgement by the addressee's facsimile receiving equipment (where such acknowledgement occurs before 17.00 hours local time of the recipient on the day of acknowledgement and in any other case on the day following the day of acknowledgement by the sender's facsimile transmission equipment.

7.	CONFIDENTIALITY

Neither Party nor their agents or employees will divulge the contents of this Agreement or any information relating to it without the consent of the other Party, however this clause will not apply to information which is in the public domain other than as a breach of this Agreement or which is divulged:

(a)	as required by law, regulation, security exchange rules or public listing requirements;

(b)	to a court, arbitrator or tribunal in the course of proceedings to which the discloser is a party;

(c)	to employees, agents or consultants of a Party to the extent that such disclosure is reasonably necessary;

(d)	to prospective or actual commercial partners, investors or financiers (and their employees, agents and consultants) who owe appropriate duties of confidentiality to the discloser; or

(e)	pursuant to clause 3.10 of this Agreement.

IN WITNESS WHEREOF

Signed by	)
Dr Tajudeen Umar	)	/s/ Tajudeen Umar
Chairman of the Executive Board	)
)
For and on behalf of:	)
The Joint Development Authority	)

Signed by	)
Mr Chude Mba	)	/s/ Chude Mba
President and Chief Executive Officer	)
)
For and on behalf of	)
Environmental Remediation Holding	)
Corporation	)

Witnessed by	)
Name	)	[illegible]
[illegible]	)
Position	)
Executive Director	)
The Joint Development Authority	)

Annex A
Option Agreement

Option Agreement

The Democratic Republic of São Tomé e Principé

And

Environmental Remediation Holding Corporation

Annex A
Option Agreement

Annex A
Option Agreement

THIS AGREEMENT is made on the 2nd of April, 2003

BETWEEN:

(1)	The Democratic Republic of São Tomé e Principe ("DRSTP"); and

(2)
Environmental Remediation Holding Corporation a company incorporated in the State of Colorado in the United States of America with a place of business at Suite 1570, 5444 Westheimer, Houston, Texas, USA ("ERHC"),

(each a "Party").

WHEREAS:

(A)	DRSTP and BRHC were party to certain arrangements relating to oil, gas and mineral reserves which were submitted to dispute resolution by arbitration (the "Arbitration").

(B)
In a treaty done on 21 February 2001 (the "Treaty") the Federal Government of Nigeria ("FGN") and DRSTP agreed to jointly develop the natural resources of an area of the exclusive economic zones between their respective territories in respect of which their maritime claims overlap (the "JDZ").

(C)	In the Treaty, FGN and DRSTP agreed to cooperate regarding prior dealings with third persons in respect of any part of the JDZ in an equitable manner.

(D)	DRSTP and ERHC entered into an agreement on 21 May 2001 in order to settle the Arbitration (the “MoA”),

(E)	DRSTP and ERHC have now agreed to further arrangements in relation to the JDZ and the MoA on the terms of this agreement (the "Agreement").

THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS

In this Agreement:

"Administration Agreement" means me agreement set out in Annex A;

"Block" means an area designated as an individual unit for the exploration and/or production of hydrocarbon within the JDZ under the JDZ Regulations;

"ERHC Override" means all amounts to which ERHC is entitled pursuant to clause 3.3 of the MoA;

"ERHC Profit Oil Share" means all amounts to which ERHC is entitled pursuant to clause 3.1 of the MoA;

"ERHC Signature Bonus Share" means all amounts to which ERHC is entitled pursuant to clause 3.2 of the MoA;

Annex A
Option Agreement

"ERHC Working Interest Option" means the option granted to ERHC pursuant to clause 3.4 of the MoA;

"ExxonMobil" means ExxonMobil Corporation or any affiliate or member of the ExxonMobil group;

"ExxonMobil Agreement" means the agreement between ExxonMobil and DRSTP dated 22nd of February, 2003 pursuant to which ExxonMobil is entitled to certain working interests in the JDZ on a preferential basis;

"ExxonMobil Preferential Working Interest" or "EPWI" means a working interest which ExxonMobil is entitled to acquire pursuant to the ExxonMobil Agreement;

"First Licensing Round" means the first Licensing Round held in respect of the JDZ;

"Final Relinquishment Date" means the earlier of the date on which:

(a)	all working interests to which ERHC has rights pursuant to this Agreement have been granted by the JDA to or as directed by ERHC and fully, irrevocably and unconditionally vested in ERHC or

(b)	the Take-Up Period relating to ERHC's final choice pursuant to clause 4.1 of this Agreement expires;

"JDA" means the Authority established pursuant to Part Three of the Treaty;

"JMC" means the Joint Ministerial Council established pursuant to Part Two of the Treaty;

"JDZ Regulations" means the Treaty and all laws, regulations, guidelines or similar instruments adopted by the JDA pursuant to the authority given to the JDA and/or the JMC by

"Licensing Round" means any process administered by the JDA in which persons bid and/or apply for and/or are awarded licences to explore for and/or exploit the hydrocarbon resources of the JDZ;

"Map" means the map set out in Annex B;

"Preferential Working Interests" or "PWI" means a paid working interest acquired by ERHC pursuant to the rights granted in clause 4.1 of this Agreement;

"PSC" means any production sharing agreement or other grant of rights entered into between a person or persons and JDA to explore for and/or exploit hydrocarbon resources and/or to acquire working interests or similar rights in the JDZ;

"Signature Bonus" means any funds payable to the JDA pursuant to the JDZ Regulations to acquire the right to sign a production sharing contract or other grant of rights to explore for and/or exploit the hydrocarbon resources of the JDZ;

Annex A
Option Agreement

"Subsidiary" means any entity in respect of which a Party, or any venture or consortium of which a Party is part, is in a portion to exercise control over corporate decision making and function;

"Take-Up Period" means, in respect of any one of the working intents to which ERHC has rights pursuant to clause 4.1, a reasonable time from the date on which the JDA provides a bona fide opportunity as part of a Licensing Round in accordance with the procedure set out in the Administration Agreement for ERHC to exercise any or all such rights;

"Tender Documentation" means the documentation made available relating to a Licensing Round.

2.	INTERPRETATION

2.1	The headings and paragraphs in this Agreement are for ease of reference only and are to be ignored in construing its substantive provisions.

2.2	Words denoting the singular shall include the plural and vice versa,

2.3	A reference to a Party includes its permitted assignees, successors in title and/or any venture or consortium of which it is part.

2.4	$ means United States Dollars.

3.	RELINQUISHMENT OF RIGHTS BY ERHC

ERHC agrees to relinquish its rights pursuant to the MbA in respect of:

(a)	the ERHC Signature Bonus Share;

(b)	the ERHC Profit Oil Share;

(c)	the ERHC Override; and

(d)	the ERHC Working Interest Option,

(together, the "Relinquished Rights") in accordance with the procedure set out in clause 6.

4.	RIGHTS OF ERHC

4.1	In consideration of the relinquishment by ERHC pursuant to clause 3 and subject to this clause 4, DRSTP grants to ERHC the rights to:

(a)	nominate a Block and acquire a 15% working interest in that Block ("Choice 1 Interest");

(b)	nominate a second Block and acquire a 15% working interest in that Block ("Choice 2 Interest");

Annex A
Option Agreement

(c)	nominate a third Block and acquire a 20% working interest in that Block ("Choice 3 Interest");

(d)	nominate a fourth Block and acquire a 30% working interest in that Block ("Choice 4 Interest");

(e)	nominate a fifth Block and acquire a 25% working interest in that Block ("Choice 5 Interest"); and

(f)	nominate a sixth Block and acquire 20% working interest in that Block ("Choice 6 Interest"),

all of which will be chosen from Blocks that correlate substantially to the nine Blocks shown on the Map.

4.2
DRSTP and ERHC acknowledge that the rights granted to ERHC pursuant to clause 4.1 of this Agreement are options that, if not exercised, will lapse upon the expiry of their respective Take-Up Periods in accordance with the terms of this Agreement.

4.3
Subject to clause 4.4, DRSTP undertakes that the only condition, criteria, restriction or further requirement that ERHC must observe or meet in order to exercise its rights under this Agreement and properly and fully acquire any or all of the working interests referred to in clause 4.1 is payment of the Signature Bonuses in the amounts set out in Column 2 of the table hereunder, as well as all applicable taxes, fees and charges adopted by the JMC and irnplemented by the JDA in accordance with the procedure set out in the JDZ Regulations. For the avoidance of doubt, ERHC will be beneficiary of not less favourable treatment than the one that is granted to others:

Column 1 Block	Column 2 Signature Bonus Payable
Choice 2 Interest	$0.00
Choice 3 Interest	100% of that portion of the Signature Block payable in respect of ERHC’s 15% PWL
Choice 4 Interest	$0.00
Choice 5 Interest	$0.00
Choice 6 Interest	100% of that proportion of the Signature Bonus for that Block payable in respect of ERHC’s 20% PWl

4.4
Subject to any obligation to purchase an initial 3-D seismic survey from a specified seismic vendor, as may be set out in the terms and conditions of a PSC by the JDA, the Parties agree that ERHC shall have the right to conduct a seismic activity in any Block it may select under Agreement.

Annex A
Option Agreement

4.5
DRSTP agrees that notwithstanding the holding of any Licensing Round the processes set out in the Administration Agreement will be the processes by which ERHC or its nominee will be entitled to acquire full and proper title to each PWI.

4.6	ERHC agrees that it will not exercise its right to acquire:

(a)	the Choice 1 Interest in a Block where ExxonMobil has exercised a right to acquire an EPWI of 40%;

(b)	the Choice 2 Interest in a Block where ExxonMobil has exercised a right to acquire an EPWI of 40%;

(c)	the Choice 3 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%;

(d)	the Choice 4 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%;

(e)	the Choice 5 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%; or

(f)	the Choice 6 Interest in a Block where ExxonMobil has exercised a right to an EPWI of either 25% or 40%,

but nothing in this Agreement will be taken to preclude ERHC from bidding for and/or acquiring interests other than or in addition to a PWI ("Additional Interest") to any Block where ExxonMobil has exercised a right to acquire in EPWI provided that, in respect of the Additional Interest, ERHC follows the normal processes and guidelines for acreage bidding.

5.	JDZ JOINTAUTHORITY AND JOINT MINISTERIAL COUNCIL

5.1	DRSTP undertakes that:

(a)	this Agreement is approved by the JMC prior to or at the meeting of the JMC where the JMC authorises the First Licensing Round to be carried out;

(b)	evidence which is reasonably satisfactory to ERHC of the approval contemplated by clause 5(a) is provided to ERHC in writing within seven days of being given;

(c)	the execution by the JDA of the Administration Agreement is approved by the JMC prior to or at the meeting of the JMC where the JMC authorises the First Licensing Round to be carried out;

(d)	evidence which is reasonably satisfactory to ERHC of the approval contemplated by clause 5(c) is provided to ERHC within seven days of being given;

(e)	the JDA executes an agreement in the form of the Administration Agreement prior to commencement of the Licensing Round; and

Annex A
Option Agreement

(f)
nothing in the JDZ Regulations or in any other relevant law, regulation, rule, agreement or arrangement prevents, amends, or is in any way inconsistent with the rights granted to ERHC pursuant to this Agreement.

5.2	DRSTP acknowledges that the JDA has continuing obligations to comply with the Administration Agreement and Undertakes that the JDA performs all such continuing obligations.

6.	CONTINUANCE OF MoA

The parties agree that:

(a)
relinquishment, because of expiry of a Take-Up Period in respect of a choice of working interest pursuant to clause 4.1, will only occur when ERHC is no longer in a position to exercise a future right in such choice;

(b)
subject to clause 6 (a), upon the vesting in ERHC of, or earlier expiry of the Take-Up Period in relation to, any of the working interests to which ERHC is entitled pursuant to clause 4, the amounts to which ERHC is entitled pursuant to the Relinquished Rights will be reduced by the amounts of any Signature Bonuses waived by DRSTP in relation to such working interests in accordance with this Agreement;

(c)
the Relinquished Rights will only be relinquished in accordance with this clause 6, and prior to the Final Relinquishment Date all rights granted to ERHC pursuant to the MoA which have not been relinquished will continue in full force and effect and be enforceable by ERHC

(d)	on the Final Relinquishment Date, all rights in the Relinquished Rights which have not been relinquished pursuant to this clause 6 will be relinquished in full by ERHC; and

(e)
following the Final Relinquishment Date, all provisions of the MoA which do not relate to the rights relinquished by ERHC pursuant to this Agreement will remain in full force and effect and, in particular, nothing in this Agreement is intended to affect or amend the rights granted to ERHC pursuant to the MoA in respect of the exclusive economic zone of DRSTP.

7.	REPRESENTATIONS AND WARRANTIES

7.1	ERHC represents and warrants that:

(a)	it is a duly formed corporate entity and currently exists in good standing under the laws of its place of incorporation and it has full power and authority to execute this Agreement;

(b)
it has not gone into liquidation, made a general assignment for the benefit of creditors, declared or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so; and

Annex A
Option Agreement

(c)	it has access to 2-D seismic survey covering the JDZ under a duly executed Data Use License.

7.2	DRSTP represents, warrants and undertakes that:

(a)	the number, designation, boundaries and respective sizes of the Blocks will not be materially different to those shown on the Map;

(b)	the person or persons executing this Agreement on its behalf have full authority to commit DRSTP to this Agreement;

(c)	no laws, regulations, rules, contracts or agreements are currently in existence that prohibit the enforcement of or conflict with any of the terms of this Agreement;

(d)
neither ExxonMobil nor any of its affiliates has or will be granted any preferential right other than the right to acquire a working interest of 40% in one Block and 25% in each of two further Blocks; and

(e)
neither DRSTP nor the JDA has entered into any contract or agreement, or granted any other rights to another party (including ExxonMobil) which would hinder or prohibit the implementation and enforcement of, or in any way conflict with, the terms of this Agreement or otherwise diminish ERHC's rights under this Agreement and DRSTP will not, and undertakes that the JDA will not, enter into any such contract or arrangement or grant any such rights.

8.	MISCELLANEOUS

8.1	DRSTP agrees that:

(a)
should any law, regulation or rule be issued or promulgated into law or any other act or thing be done by DRSTP or the JDA (including without limitation any amendment to the JDZ Regulations or issuance of a new rule in respect of the JDZ) which have the effect of diminishing the economic value of or materially adversely affecting ERHC's rights pursuant to this Agreement or the MoA; and/or

(b)	if the acreage of any Block offered in a licensing Round is materially less than that indicated on the Map,

DRSTP shall compensate ERHC either financially or through alternative commercial arrangements that are reasonably acceptable to ERHC in order to maintain the economic value to ERHC of such rights both individually and in aggregate.

8.2	This agreement and all negotiations leading to it shall be governed by the laws of England and Wales and the courts of England and Wales shall have exclusive jurisdiction.

8.3
ERHCs interest in this Agreement shall be assignable in whole or in part by ERHC to a Subsidiary without the consent of DRSTP, however ERHC will give notice of any such assignment to DRSTP within 45 days of such assignment being completed. The prior written consent of DRSTP will be required if an assignment is made to a party which is not a Subsidiary of ERHC, which consent will not be unreasonably withheld or delayed by DRSTP.

Annex A
Option Agreement

8.4	DRSTP undertakes to:

(a)	grant all such approvals, execute all such documents, permits or agreements, and do all such filings and acts as may be necessary to give effect to the intention of this Agreement; and

(b)
if reasonably requested by ERHC in writings forward to ERHC evidence of such approvals, documents, permits and/or things relevant to its rights and entitlements under this Agreement in a form reasonably satisfactory to ERHC.

8.5	DRSTP acknowledges that the actions being undertaken by it in this Agreement are commercial actions and do not any way or in any part constitute an Act of State.

9.	CONFIDENTIALITY

9.1
Neither Party nor their agents or employees will divulge the contents of this Agreement or any information relating to it without the consent of the other Party, however this clause will not apply to information which is in the public domain other than as a breach of this Agreement or which is divulged:

(a)	as required by law, regulation, security exchange rules or public listing requirements;

(b)	to a court, arbitrator or tribunal in the course of proceedings to which the discloser is a party;

(c)	to employees, agents or consultants of a Party to the extent that such disclosure is reasonably necessary;

(d)	to prospective or actual commercial partners, investors or financiers (and their employees, agents and consultants) who owe appropriate duties of confidentiality to the discloser; or

(e)	to all potential bidders in a Licensing Round to ensure bidding transparency.

10.	NOTICES

10.1
Any notice or other communication to be given by one Party to the other in connection with this Agreement will be in writing and will be given by letter or facsimile addressed to the recipient and forwarded to the address or facsimile number of such other Party as follows:

Annex A
Option Agreement

DRSTP:

The Honourable Minister
Ministry of Public Works, Infrastructure, Natural Resources and the Environment
P.O.Box 130
Sao Tome
Telephone Number: +239 224 750
Facsimile Number: +239 222 824

ERHC:

The President and Chief Executive Officer
Environmental Remediation Holding Corporation
5444 Westheimer Road
Houston, Texas, 77056
United States of America
Telephone Number: +1 713 6264700
Facsimile Number: +1 715 626 4704

10.2	Unless actual receipt is proved to have occurred at any other time a notice, communication or information shall be deemed to have been received:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of a courier, on the fifth day following dispatch;

(c)	in the case of post, on the twenty first business day following the day of posting; or

(d)
in the case of facsimile, on acknowledgement by the addressee's facsimile receiving equipment (where such acknowledgement occurs before 17.00 hours local time of the recipient on the day of acknowledgement) and in any other case an the day following the day of acknowledgement by the sender's facsimile transmission equipment

Annex A
Option Agreement

IN WITNESS WHEREOF

Signed by	)
His Excellency, Joaquim Rafael Branco	)	/s/ Joaquim Rafael Branco
Minister of Public Works, Infrastructure,	)
Natural Resources and the Environment	)
For and on behalf of:	)
The Democratic Republic of São Tomé	)
e Principé:

Signed by	)
Mr Chude Mba	)	/s/ Chude Mba
President and Chief Executive Officer	)

For and behalf of:
Environmental Remediation Holding
Corporation:

12

PARTICIPATION AGREEMENT
JDZ Block 2

This Participation Agreement (“Agreement”) made and entered into this 2nd day of March, 2006 by and between

Sinopec International Petroleum Exploration and Production Co. Nigeria Limited, a company incorporated in the federal republic of Nigeria (hereinafter referred to as “SIPEC”) and Sinopec International Petroleum Exploration and Production Corporation, a company incorporated in China (hereinafter referred to as “SIPEC Parent”);

Addax Energy Nigeria Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”) and Addax Petroleum Corporation, a company incorporated in Canada (hereinafter referred to as “Addax Parent”); and

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”).

Each of ERHC, Addax and Sinopec is individually a “Party” and they are collectively the “Parties” to this Agreement

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of São Tomé e Príncipe and the Joint Development Authority (the “JDA”) of the Nigeria-São Tomé e Príncipe Joint Development Zone (the “JDZ”), to wit:

•	The Memorandum of Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated May 21,2001; and

•	Option Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated April 2,2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the “Option Agreements”); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ; and

WHEREAS, the Parties acknowledge that under the terms of the Option Agreements ERHC has elected to acquire and was awarded a Participating Interest of thirty percent (30%) in Block 2, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Government acquiring parties to Block 2 (“PSC”) (“Option Interest”); and

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WHEREAS, The Parties acknowledge that Pioneer/Devon/ERHC submitted a bid and was awarded a thirty-five (35%) participating interest in Block 2, subject to the terms of a PSC that will be negotiated between all of the acquiring parties to Block 2 (“Bid Interest”); and

WHEREAS, Devon withdrew from the Devon/Pioneer/ERHC consortium as of 22 June 200S and Pioneer has withdrawn from the Pioneer/ERHC consortium and from further participation in the negotiation of the Block 2 PSC as of 6 February 2006 and therefore ERHC owns all of the rights to the Bid Interest; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable SIPEC to acquire a total Participating Interest of twenty eight point sixty-seven one hundredths percent (28.67%), comprised of eighteen and sixty-seven one hundredths percent (18.67%) of Bid Interest plus ten percent (10%) of Option Interest, and SIPEC agrees to accept such rights for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable Addax to acquire a total Participating Interest of fourteen and thirty-three one hundredths percent (14.33%), comprised of nine and thirty-three one hundredths percent (9.33%) of Bid Interest plus five percent (5%) of Option Interest, and Addax agrees to accept such rights for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

“Addax Assigned interest” means the fourteen and thirty-three one hundredths percent (14.33%) Participating Interest, comprised of five percent (5%) Option Interest and nine and thirty-three one hundredths percent (9.33%) Bid Interest, to be assigned to Addax in accordance with the Agreement.

“Affiliate” means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. “Controls,” “controlled by" and other derivatives shall be construed accordingly.

“Assigned Interest” means the aggregate of the Addax Assigned Interest and the SIPEC Assigned Interest.

2

 “Assignment” means the transfer, conveyance or assignment of the Assigned Interest from ERHC to Addax and SIPEC

“Bid Interest” has the meaning ascribed to it in the Recitals.

“Block 2” means that geographical area designated as Block 2 of the JDZ designated by the coordinates promulgated by the JDA in accordance with the 2004 JDZ Licensing Round.

“Carried Costs” has the meaning ascribed to it in Section 3 (a)(iii).

“Contractor” means the combination of all non-Government parties to the PSC for Block 2.

“Cost Oil” means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

“Costs” means the costs incurred by the Parties to perform Petroleum Operations and described in the PSC as “Operating Costs”.

“Earning Period” means the period beginning on the Effective Date and ending on the date that each of Addax and SIPEC has recovered one hundred percent (100%) of the Carried Costs as provided in Sections 3(aXiii), 3(b), and 3(c) hereof

“Effective Date” means the date first above written.

“Government” and “Governmental Authority” means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

“Joint Development Authority” or “JDA” means the Joint Development Authority established by Part Three of the Treaty.

“Joint Development Zone” or "JDZ” means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

“Joint Operating Agreement” or “JOA” means the Joint Operating Agreement to be entered into between all of the non-governmental parties in respect of Block 2 no later than the Transfer Date. Such JOA will be based on similar Joint Operating Agreements in place for other Blocks in the JDZ in existence at the time of this agreement.

“LIBOR” means the London Interbank Offered United States Dollar rate for one month as quoted in the London edition of the Financial Times. In the event that such rate is not published in the Financial Times, LIBOR shall mean the London Interbank Offered US Dollar rate for one month for the nearest day quoted by a London branch of Citybank.

“Operator” means the operator appointed in accordance with the terms of the PSC.

3

“Option Interest” has the meaning ascribed to it in the Recitals.

“Petroleum Operations” means all operations conducted in accordance with the PSC for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 2.

“Participating Interest” means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

“Petroleum Regulations” means the Petroleum Regulations 2003 enacted by the JDA, including any amendments thereto.

“Profit Oil” has the meaning ascribed to it in the PSC.

“Proportionate Obligation Share” means the respective share of costs and obligations to be borne by Addax and SIPEC in the proportions of sixty-six and sixty-seven one hundredths (66.67%) for SIPEC and thirty-three and thirty-three one hundredths (33.33%) for Addax, which shall be the several, not joint, obligation and liability of each.

“PSC” has the meaning ascribed to it in the Recitals.

“Retained Interest” means twenty-two percent (22%) total Participating Interest retained by ERHC after giving effect to the Assignment.

“SIPEC Assigned Interest” means the twenty-eight and sixty-seven one hundredths percent (28.67%) Participating Interest, comprised of ten percent (10%) of Option Interest and eighteen and sixty-seven one-hundredths percent (18.67%) of Bid Interest, to be assigned to SIPEC in accordance with the terms of this Agreement.

“Transfer Date” means the date that the PSC is executed.

“Treaty” means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of São Tomé e Príncipe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

“Work Program” means the Petroleum Operations committed to be carried out by Contractor in Block 2 in accordance with the PSC.

2.	Assignment

(a)	Each of Addax and SIPEC will respectively acquire the Addax Assigned Interest and SIPEC Assigned Interest by direct execution of the PSC.

4

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, ERHC's obligation to convey and Addax's and SIPEC's obligation to accept, the Assigned Interest as provided above in Section 2(a), is subject to the occurrence of each of the following conditions precedent:

(i)	A PSC covering Block 2 is executed by the JDA, Addax, SIPEC and ERHC.

(ii)	The Representations and Warranties of Addax, Addax Parent, SIPEC and SIPEC Parent contained in Section 5 hereof are true as of the Effective Date and the Transfer Date;

(iii)	The JOA is signed by all of the parties to the PSC on or prior to the Transfer Date; and

(iv)	SIPEC is appointed Operator under the PSC.

(c)
If an Assignment is not made because the conditions precedent are not fulfilled (orwaived by the affected Party) by 31 December 2006, then all or any two of the Parties may elect to extend the Agreement for mutually agreeable periods or, a Party by written notice to the other Party, may terminate this Agreement (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party. If either Addax or SIPEC terminate this Agreement, but not the other, then this Agreement will remain in force in respect of the other Parties.

3.	Addax and SIPEC Obligations

(a)	After the Transfer Date Addax and SIPEC shall pay the following Costs in accordance with their respective Proportionate Obligation Share:

(i)	All Costs and other obligations attributable to the Assigned Interest in accordance with the PSC, the JOA and any other applicable agreements.

(ii)
All taxes, fees and other similar costs assessed by the Government in connection with the transfer, conveyance or assignment of the PSC to Addax and/or SIPEC (but specifically excluding income taxes owed by ERHC as provided in Section 6 hereof) and Addax and SIPEC agree to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

5

(iii)
ERHC's share of all (i) Costs and (ii) other costs and obligations that are chargeable to the Joint Account under the JOA whether subject to cost recovery under the PSC or not, attributable to the Retained Interest during the Earning Period (the “Carried Costs”).

(iv)	Any signature bonus payable in respect of the Assigned Interest and the Retained Interest.

(v)
Furnish all financial guarantees required by the PSC, the JOA or other laws and regulations of the JDZ and JDA in respect of the Assigned Interest and the Retained Interest, and shall continue to maintain such guarantees in place during the Earning Period.

(vi)
In the event ERHC is required to obtain a licensing agreement with PGS for its seismic data set (“Licensed Data”), ERHC will be responsible for obtaining a separate licensing agreement for the Licensed Data, and Addax and SIPEC will reimburse ERHC for one hundred percent (100%) of the costs associated with said licensing agreement and all of such costs will be deemed Carried Costs incurred by Addax and SIPEC pursuant to Section 3(a)(iii).

(b)
The Carried Costs paid by SIPEC shall carry interest at the rate of LIBOR+2% from the date SIPEC makes such payment, provided that the cumulative amount of the interest charged thereon by SIPEC shall in no event exceed Thirty Five Million United States Dollars (US $35,000,000).

(c)
Addax and SIPEC shall each be entitled to receive its Proportionate Obligation Share of up to one hundred percent (100%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC until it has recovered all of the Carried Costs recoverable under the PSC that are attributable to the Retained Interest.

(d)
In addition, Addax and SIPEC shall be entitled to receive its Proportionate Obligation Share of an additional amount up to fifty percent (50%) of the allocation of Profit Oil attributable to the Retained Interest until it has recovered all of the Carried Costs and the interest thereto that are not recoverable under the PSC, but are incurred as Joint Account costs under the JOA (specifically excluding any amounts incurred by Addax and SIPEC pursuant to Sections 3(aXiv), 4(a) and 4(b) hereof.

(e)
Each of Addax and SIPEC accept the terms and conditions set by the JDA for the awards of Block 2 and specifically acknowledge and agree to fulfill the minimum work program attributable to the Assigned Interest and the Retained Interest.

(f)
Neither Addax nor SIPEC may withdraw from the PSC after the Transfer Date prior to the completion of the Work Program for Phase I of the Exploration Period of the PSC (“Phase I”). However, after the completion of the Work Program for Phase I, nothing contained in this Section 3 shall prevent Addax and/or SIPEC from relinquishing its Participating Interest and withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. The Parties agree to support the position in the JOA that if Addax and/or SIPEC elect to relinquish its Participating Interest and withdraw entirely from the PSC and the JOA after the completion of the Work Program for Phase I, any preemption rights, preferential purchase rights, or similar provisions shall not apply to Addax's and/or SIPEC's interest and Addax and/or SIPEC will convey hack to ERHC, free of all costs and encumbrances, the Assigned Interest and all Addax and/or SIPEC obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

6

4.	Undertaking of the Parties

(a)
Addax shall pay to ERHC by wire transfer of readily available funds, no later than ten (10) business days in Geneva, Switzerland after the execution of the PSC in respect of Block 2, the sum of Six Million Eight Hundred Thousand US dollars (US$6,800,000).

(b)
SIPEC shall pay to ERHC by wire transfer of readily available funds, no later than ten (10) business days in China after the execution of the PSC in respect of Block 2 the sum of Thirteen Million Four Hundred Thousand US dollars (US$13,600,000)

(c)
If either of Addax or SIPEC fail to timely make the respective payment due under Sections 4(a) and 4(b) above, interest at the rate of LIBOR plus 4% for a period of thirty (30) days from the date such amount is due shall be added to the amount due. If the total amount due, plus interest is not paid within thirty (30) days from the due date, then this Agreement shall immediately terminate as to the Party defaulting on the payment. In the event the defaulting Party is SIPEC it shall be obligated to pay ERHC, as liquidated damages, the sum the default amount plus Ten Million United States Dollars (US$10,000,000). In the event the defaulting Party is Addax it shall be obligated to pay ERHC, as liquidated damages, the sum the default amount plus Five Million United States Dollars (US$5,000,000). If ERHC is forced to submit the nonpayment default to arbitration for resolution, the defaulting Party shall be obligated to pay the costs and expenses in connection with the arbitration according to the tribunal's award.

(d)
All Parties shall participate in the negotiation of the PSC and SIPEC, in consultation with ERHC and Addax, shall act as the lead negotiator for the Parties during such negotiation. Each party shall appoint negotiators who shall be authorized to participate in the PSC negotiations on behalf of the Parties. All Parties shall be advised of upcoming meetings with the JDA and consult regarding strategy, contract terms and conditions, and the progress of negotiations. Each of the Parties shall be entitled to be present at and participate in all negotiations with the JDA, if possible.

(e)	No Party shall have the right to bind the other Party without such Party's prior written approval.

7

(f)	Notwithstanding anything to the contrary contained herein, each Party shall bear its own costs related to the negotiation and execution of this Agreement, the PSC and the JOA.

(g)
Except as provided in the next sentence, if Addax and/or SIPEC terminate this Agreement for any reason prior to the Transfer Date, and subsequently acquire an interest in Block 2, it shall immediately notify the other Parties, and upon request, execute such documentation as is necessary to vest ERHC and the other Party(ies) with an interest consistent with the terms and conditions of this Agreement. However, if the JDA withdraws all awards in respect of Block 2 and places Block 2 in a subsequent bid round, then the Parties shall execute a mutually acceptable bidding agreement (using the AIPN Bidding Agreement Form as a model) and submit a joint bid for Block 2. If the bid is successful, this Agreement shall then apply to any bid interest awarded to the Parties. If the bid is not successful and no Party is awarded an interest in Block 2, then any Party may acquire an interest in Block 2 from one or more of the successful bidders without any further obligations to the other Parties.

(h)
During the Earning Period, ERHC shall vote its Participating Interest in all matters requiring a vote of the Parties under the JOA as directed by Addax and SIPEC for each of their respective Proportionate Obligation Share as the case may be.

(i)	SIPEC as Operator agrees that a joint operations team shall be established as agreed between SIPEC, ERHC and Addax with participation of ERHC and Addax in the Petroleum Operations of Block 2.

5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado, U.S.A. and that it has full power and authority to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Agreement and the other agreements contemplated by this Agreement;

(iii)
Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under the Option Agreements, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the interests to be assigned hereunder;

8

(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 2 or ERHC's right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(vi)
The Assigned Interests are not subject to any material adverse contractual obligations or to any net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances whether created by ERHC or otherwise, and there is no agreement to create the same;

(vii)
ERHC owns the rights granted under the Option Interest and such rights have not been revoked or terminated, nor, to ERHC's knowledge, has there been any claims by any Government Authority to terminate such rights;

(viii)
As of the Transfer Date, ERHC shall have the authority to assign the Assigned Interest to Addax and SIPEC, but only as permitted and authorized by the JDA and any other appropriate Governmental Authorities;

(ix)
To ERHC's knowledge, ERHC has furnished to Addax and SIPEC correct copies of all documents in its possession that have been requested by either Addax and/or SIPEC and are relevant to the Assigned Interest except for documents that cannot be disclosed to Addax and SIPEC because of existing confidentiality agreements; and

(x)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings (“Actions”) pending, or to ERHC's knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 2 or Actions pending, or, to ERHC's knowledge, threatened, before any Governmental Authority, mediator or arbitrator against ERHC that will impair ERHC's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by ERHC.

(b)	Each of Addax and SIPEC hereby severally represent and warrant that as of the Effective Date:

(i)
Addax is a corporation that has been duly formed and currently exists in good standing under the laws of Nigeria and SIPEC is a corporation thatbeen duly formed and currently exists in good standing under the laws of Nigeria and that both have full power and authority to execute this Agreement;

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(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Addax and SIPEC has all necessary corporate power and authority to execute and accept the Agreement;

(iii)
The Addax Parent and SIPEC Parent will execute this Agreement solely for the purpose of asserting that either they or their wholly owned subsidiaries will satisfy all of their respective obligations hereunder;

(iv)
Each of Addax and SIPEC has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(v)
Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of, or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to Addax, SIPEC or the Assigned Interest;

(vi)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 2 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein; and

(vii)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings (“Actions”) pending, or to Addax's or SIPEC's knowledge, threatened, before any Governmental Authority, mediator or arbitrator with respect to the Block 2 or Actions pending, or, to Addax's and SIPEC's knowledge, threatened, before any Governmental Authority, mediator or arbitrator against Addax or SIPEC that will impair Addax's or SIPEC's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by Addax or SIPEC.

(c)	Mutual Representations and Warranties

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(i)
Each Party warrants that it and its Affiliates and any of their respective directors, officers, employees or agents acting on behalf of such Party havenot made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political patty official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, São Tomé e Príncipe or the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company; or (iii) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and the Convention's Commentaries. Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party. Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it. Each Party must rely on the other Parties' system of internal controls, and on the adequacy of full disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement. No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction, or which would put such Party in violation of its obligations under the laws applicable to the operations under this Agreement.

(ii)	The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

(iii)
All representations and warranties made under this Article 5 shall be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

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(d)	Indemnities

(i)
Each Party shall defend, indemnify and hold the other Parties harmless from any and all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party in respect of the warranties made in Section 5(c)(i) hereof. Such indemnity obligation shall survive termination or expiration of this Agreement

(ii)
From and after the Transfer Date for the period specified in Section 5(d)(v), ERHC agrees to indemnify and hold Addax and SIPEC harmless from and against any claims, causes of action, losses, damages, or liabilities of any kind or character (“Damages”) that arise out of the breach by ERHC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement.

(iii)
From and after the Transfer Date for the period specified in Section 5(dXv), Addax agrees to indemnify and hold ERHC and SIPEC harmless from and against any Damages that arise out of the breach by Addax occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement.

(iv)
From and after the Transfer Date for the period specified in Section 5(d)(v), SIPEC agrees to indemnify and hold ERHC and Addax harmless from and against any Damages that arise out of the breach by SIPEC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement.

(iv)
Except as otherwise provided in Section 5(d)(i), from and after the Transfer Date, this Section 5(d) contains the Parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties that occur prior to the Transfer Date. Except as otherwise provided in Section 5(c)(i), any claim for indemnity hereunder must be made prior to the expiration of two (2) years from the Transfer Date.

(vi)
Between the Effective Date and the Transfer Date, in the event of a breach by any Party of any of the representations, warranties, covenants, and agreements contained herein, that cannot be cured to the satisfaction of the non-breaching Party(ies) within a reasonable period not to exceed ninety (90) days, each non-breaching Party has the additional remedy of terminating this Agreement only as to the breaching Party in its sole discretion (and any financial obligations associated therewith) in which case the terminating Party(ies) shall have no further obligations to the other Party(ies). If the right of termination is exercised by either SIPEC or Addax it will only terminate the Agreement in respect its own benefits rights liabilities and obligations and the Agreement will remain in force in respect of the other Party.

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(vii)
The indemnity to which each Party is entitled under this Section 5 shall be for the benefit of and extend to such Party's present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 5 by any such Affiliate, director, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement

(e)	Disclaimer of Other Representations and Warranties.

Except for the representation and warranties provided in this section, ERHC, SIPEC and Addax make no, and disclaim any, warranty or representation of any kind, either express, implied, statutory, or otherwise, including, without limitation, the accuracy or completeness of any data, reports, records, projections, information or materials now, heretofore, or hereafter furnished or made available to ERHC, SIPEC and Addax in connection with this Agreement.

6.	Tax

(a)
Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of such Party and the satisfaction of such Party's share of all obligations under the PSC and under this Agreement Each Party shall protect, defend and indemnify the other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall attempt to adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

(b)
If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

(c)	United States Tax Election.

(i)
If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter “K”, Chapter 1, Subtitle “A” of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent permitted andauthorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1 (b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

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(ii)
No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter “K”, Chapter 1, Subtitle “A” of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

(iii)
Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by mail, courier service or by facsimile and properly addressed to the other Party. Verbal and email communication does not constitute notice for purposes of this Agreement, and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. “Received” for purposes of this Article shall mean actual delivery of the notice to the address of the Party specified hereunder.

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Addresses	Names of Representatives

ERHC Energy, Inc	Walter F. Brandhuber
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: 1-713- 626-4700
Facsimile: 1-713- 626-4704

Addax Energy Nigeria Limited	Leslie Blair
No. 10 Bishop Aboyade Cole Street	Managing Director
Victoria Island, Lagos
Nigeria

Phone:	234 (1) 461 2400
Fax:	234 (1) 262 1915

Sinopec International Petroleum Exploration	Lian Mingxiang
and Production Co. Nigeria Limited	Managing Director
12 Oyinkan Abayomi Dr.
Ikoyi, Lagos
Nigeria

Phone:	234 (I) 269 2841
Fax:	234(1)269 4286

8.	Governing Law; Dispute Resolution

(a)	Governing Law

The substantive law of England and Wales, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Waiver of Sovereign Immunity

Each of the Parties hereto agrees that it is subject to civil and commercial law with respect to its obligations under this Agreement, and the signing and performance of this Agreement by each Party constitutes private and commercial acts rather than governmental and public acts. Each of the Parties irrevocably represents, warrants and agrees that this Agreement is a commercial rather than a public or governmental activity and that it is not entitled to claim immunity from legal proceedings with respect to itself or any of its assets on the grounds of sovereignty or otherwise under any law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Agreement. To the extent that any of the Parties or any of their assets has or hereafter may acquire any right to immunity from set-off, legal proceedings, attachment prior to judgment, otherattachment or execution of judgment on the grounds of sovereignty or otherwise, such Party hereby irrevocably waives such rights to immunity in respect of its obligations arising under or relating to this Agreement. Any Party that now or hereafter has a right to claim sovereign immunity for itself or any of its assets hereby waives any such immunity to the fullest extent permitted by the laws of any applicable jurisdiction. Each Party acknowledges that its rights and obligations hereunder are of a commercial and not a governmental nature.

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(c)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith discussions between the senior management of the Parties shall be exclusively and finally settled by arbitration in accordance with this Section 8.

(ii)	Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the London Court of International Arbitration (“LCIA”).

(iii)
The arbitration proceedings shall be conducted in London, England in the English language in accordance with the Rules of the LCIA as in effect on the date of this Agreement (“Rules”). The applicable authorities in respect to procedural matters, in order of precedence for purposes of the arbitration, shall be this Agreement, the Rules, and laws of England and Wales.

(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)
Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration. If there are more than two Parties to the arbitration, the Party(ies) initiating the arbitration shall choose one arbitrator and the respondent Party(ies) shall choose one arbitrator.

(vi)	The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

(vii)
If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the LCIA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years (including at least five (5) years experience international) experience in the legal and/or commercial aspects of the petroleum industry.

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(viii)
None of the arbitrators shall have been an employee of or consultant to any Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

(ix)
The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party or Parties that do(es) appear. The arbitrators shall be required to give written reasons for their decision.

(x)
The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

(xii)
The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators.

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America and Nigeria are signatories, and may be entered and confirmed in any court having jurisdiction.

(xv)
Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

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9.	Force Majeure

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep ail Parties informed of all significant developments. Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it All such disputes shall be handled within the sole discretion of the affected Party. The term “Force Majeure” as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts, labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or accident to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Government authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

10.	Subsequent Transfer of Interest

(a)
No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. Except as specifically provided herein, any transfer after the effectiveness of the JOA shall be subject to the provisions of the JOA.

(b)
Addax and/or SIPEC may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending the other Parties advance written notice of its intention to assign such interest. Addax, SIPEC and their respective Parents shall guarantee the performance of the Affiliate's obligations under this Agreement. Addax and/or SIPEC may assign or transfer all or any of its rights or obligations hereunder to a third party not an Affiliate of Addax and/or SIPEC respectively that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being transferred, but such transfer shall not be effective until the other Parties have given their written consent (which consent shall not be unreasonably or arbitrarily withheld) and such assignee has executed documentation satisfactory to the other Parties assuming all of the obligations and/of Addax or SIPEC under this Agreement and the JOA with respect to the interest so assigned. Addax and/or SIPEC agree that any attempt to assign an interest to a third party that is subject to sanctions by the United States government that would prohibit ERHC from owning its Participating Interest in Block 2 shall be null and void and of no effect.

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(c)
ERHC may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending Addax and SIPEC advance written notice of its intention to assign such interest ERHC may assign or transfer all or any of its rights and obligations hereunder to a third party not an Affiliate corresponding to the interest being assigned in accordance with the provisions of the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by ERHC to a third party not an Affiliate of ERHC shall be effective until each of Addax and SIPEC have given their written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to Addax and SIPEC assuming all of the obligations of ERHC under this Agreement and the JOA with respect to the interest so assigned.

11.	Liability

(a)
Notwithstanding any other provision of this Agreement, in no event shall any Party be liable to the other Party(ies) for special, indirect or consequential damages in connection with this Agreement or with respect to any operations related thereto.

(b)
If Addax and/or SIPEC fail to pay any of the amounts due under this Agreement by the applicable due dates, such amounts shall accrue interest at the interest rate provided in the JOA calculated from the due date until the date of payment.

(c)
If Addax and/or SIPEC fail to pay any of the amounts due under Section 3(a) of this Agreement by the applicable due dates, and such amount(s) remain(s) unpaid for a period of ten (10) days, the Party failing to pay any such amounts shall be deemed to be in default of this Agreement Upon being informed of such default, ERHC shall send to the Party in default a written notice stating the amount and cause of such default and such Party shall have no more than ten (10) days after receiving such notice to remedy such default The liabilities and obligations of SIPEC and Addax under this Agreement are several and not joint and several and without prejudice to the provisions of the JOA neither SIPEC nor Addax shall be liable under this Agreement for the default of the other howsoever occurring. Inthe unlikely event that both Addax and SIPEC simultaneously become defaulting Parties under this Agreement which causes ERHC to become a defaulting party under the JOA, then in addition to all rights that ERHC may have against Addax and SIPEC, each of Addax and SIEPC shall be liable to pay to ERHC as liquidated damages the amount of Five Million Dollars (US$5,000,000) and Ten Million Dollars (US$10,000,00) respectively.

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12.	Confidentiality

The Parties have executed a Confidentiality Agreement dated 12 December 2005 that will remain effective and binding on the Parties for the period provided in the Confidentiality Agreement. The Parties agree that the terms and conditions of this Agreement shall be deemed to be “Confidential Information” as such term is defined in the Confidentiality Agreement Notwithstanding any other provision of this Agreement, neither Party may disclose the Agreement or any of the terms and conditions of the Agreement to any other entity without the written consent of the other Party during the term of this Agreement and for a period of one year thereafter.

13.	Miscellaneous

(a)	Relationship of Parties.

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or several. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, that it does waive, release or modify such right.

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(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail.

(h)	Interpretation.

i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

iii)	Gender. Reference to any gender includes a reference to all other genders.

iv)	Article. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement

Include. “include” and “including” shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

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(i)	Counterpart Execution,

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements.

No press release concerning any of the terms hereof or the existence of this Agreement shall be made without the prior written approval of the other Party. Any Party desiring to issue a press release shall provide a written copy of the proposed press release to the other Party and the other Party shall advise the releasing Party of any changes it proposes before the elapse of forty-eight (48) hours from the date such notice is received. If no written response is received within the time specified above, the press release shall be deemed approved. Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws. Even where no approval is required from the other Parties under this Section 13(j) the Party making the announcement shall give prior notice to the other Parties of the contents of such announcement prior to its publication.

(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

(1)	Term

The Agreement shall be deemed effective on the Effective Date and shall continue in effect until (i) terminated as provided herein or until (ii) the Parties have fully performed their obligations hereunder, whichever first occurs.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

22

ERHC Energy, Inc.

By:	/s/ Walter F [ILLEGIBLE]
Walter F. [ILLEGIBLE]
President and Chief Executive Officer

Addax Energy Niagra Limited

/s/ L.L Blair
By:	L. L. Blair
Director

Sinopec International Petroleum Exploration and Production Co. Niagra Limited

/s/ Ling Ming Xiang
Ling Ming Xiang
Managing Director

Signed by Addax Petroleum Corporation and Sinopec International Petroleum Exploration and Production Corporation only for the purposes of affirming the provisions of section 5(a)([ILLEGIBLE]).

For and on Behalf of Addax Petroleum Corporation

By:	/s/ Jean Claude Gandur
Jean Claude Gandur

Sinopec International Petroleum Exploration and Production Corporation

/s/ Zhou [ILLEGIBLE]
By:	Zhou [ILLEGIBLE]

23

EXECUTION VERSION

PARTICIPATION AGREEMENT

This Participation Agreement (“Agreement”) is made and entered into this 11th day of August, 2004 by and between

Environmental Remediation Holding Corporation, a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”), and

Pioneer Natural Resources USA, Inc. a company incorporated in Delaware (hereinafter referred to as “Pioneer”).

Each of ERHC and Pioneer is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of São Tomé e Príncipe and the Joint Development Authority (the “JDA”) of the Nigeria-São Tomé e Príncipe Joint Development Zone (the “JDZ”), to wit:

•	The Memorandum of Agreement between the Democratic Republic of Sao Tome e Principe and ERHC dated May 21, 2001; and

•	Option Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated April 2, 2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the “Option Agreements”); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ;

WHEREAS, the Parties acknowledge that ERHC has, by exercising its Choice 4 option under the Option Agreements, elected to acquire a Participating Interest of thirty percent (30%) in Block 2, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Governmental acquiring parties to Block 2 (“PSC”), and that, pursuant to the terms of the Option Agreements, such interest will not include an obligation to pay a pro-rata share of the applicable signature bonus (“the Option Interest”);

WHEREAS, the Parties acknowledge that ERHC has submitted a bid in accordance with the rules of the JDZ bid round that occurred in October 2003 that, if successful, will entitle ERHC to acquire an additional Participating Interest in Block 2 subject to the terms of a PSC that will be negotiated between the JDA and all of the non-Governmental acquiring parties to Block 2, and that such interest will include an obligation to pay a pro-rata share of the applicable signature bonus (“the Bid Interest”);

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WHEREAS, the Parties acknowledge that the terms and conditions applicable to the PSC for Block 2, including but not limited to the Work Program, have not yet been agreed between the JDA and the non-Governmental parties to the PSC;

WHEREAS, Pioneer desires to acquire fifty percent (50%) of the Option Interest and ninety percent (90%) of the Bid Interest for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey to Pioneer such rights owned by ERHC that will enable Pioneer to acquire fifty percent (50%) of the Option Interest and ninety percent (90%) of the Bid Interest for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

“Affiliate” means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. “Controls,” “controlled by” and other derivatives shall be construed accordingly.

“Application” means the bid submitted to the JDA by ERHC in respect of the Bid Interest, a summary of which is attached hereto as Annex 1.

“Assigned Interest” means fifty percent (50%) of the Option Interest and ninety percent (90%) of the Bid Interest and all related rights and obligations pertaining thereto, including but not limited to copies of all data, interpretations thereof and other information owned by ERHC in respect of Block 2.

“Assignment” means either (i) the acquisition by Pioneer of the Assigned Interest by its execution of a PSC covering Block 2 or (ii) the transfer, conveyance or assignment of the Assigned Interest to Pioneer from ERHC by written document duly approved by the relevant Governmental authorities.

“Bid Interest” has the meaning ascribed to it in the Recitals.

“Block 2” means that geographical area of the JDZ designated by the coordinates promulgated by the JDA in accordance with the JDZ bid round that occurred in October, 2003.

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“Carried Costs” has the meaning ascribed to it in Section 3(c).

“Contractor” means the combination of all non-Government parties to the PSC for Block 2.

“Cost Oil” means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

“Costs” means the costs incurred by the Parties to perform Petroleum Operations, including costs for Operator's overhead properly charged in accordance with the JOA.

“Declaration of Commerciality” means the date that the Contractor under the PSC has completed all of the appraisal work for a commercial discovery and notifies the JDA that it intends to develop the field and will submit for approval a proposal for a field development program.

“Earning Period” means the period beginning on the Transfer Date and ending on the date that the first Declaration of Commerciality is made under the PSC in respect of Block 2.

“Effective Date” means the date first above written. The Agreement shall be effective after execution by the Parties as of the Effective Date and shall continue in effect (i) until terminated as provided herein or (ii) until the Parties have fully performed their obligations hereunder, whichever first occurs.

“Government” means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

“Joint Development Authority” or “JDA” means the Joint Development Authority established by Part Three of the Treaty.

“Joint Development Zone” or “JDZ” means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

“Joint Operating Agreement” or “JOA” means the Joint Operating Agreement to be entered into between the parties owning a Participating Interest in respect to Block 2. The Parties will use their reasonable efforts to negotiate and sign such JOA within 120 days from the Effective Date, but in any event no later than the date the PSC is executed. Such JOA will be based on the 1995 AIPN Model Form International Operating Agreement and the AIPN 2000 Model Form Accounting Procedure.

“Operator” means the operator appointed in accordance with the terms of the JOA and the PSC.

“Option Interest” has the meaning ascribed to it in the Recitals.

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“Participating Interest'' means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

“Petroleum Operations” means all operations conducted in accordance with the PSC and the JOA for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 2.

“Petroleum Regulations” means the Petroleum Regulations 2003 enacted by the JDA.

“Profit Oil” means the balance of crude oil remaining after the allocation of Royalty Oil, Cost Oil, and Tax Oil in accordance with the provisions of the PSC.

“PSC” has the meaning ascribed to it in the Recitals.

“Retained Bid Interest” means the remaining portion of the Bid Interest owned by ERHC after the Assignment of the Assigned Interest to Pioneer.

“Retained Option Interest” means the remaining portion of the Option Interest owned by ERHC after the Assignment of the Assigned Interest to Pioneer.

“Royalty” means the amount payable as Royalties to the JDA as defined in the Petroleum Regulations.

“Royalty Oil” means the quantity of crude oil that will generate an amount of revenues from the sale of crude oil equal to the actual amount necessary to pay Royalty and concession rentals.

“Tax” means the taxes payable pursuant to the Tax Regulations.

“Tax Regulations” means the Tax Regulations 2002 enacted by the JDA, and any amendments thereto.

“Tax Oil” means the quantity of crude oil allocated to the JDA in accordance with the terms of the PSC that will generate an amount of revenues from the sale of crude oil equal to the actual amount necessary to pay the Tax.

“Transfer Date” means the date the PSC is effective in accordance with the regulations of the JDA.

“Treaty” means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of São Tomé e Príncipe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

“Work Program” means the Petroleum Operations committed to be carried out by Contractor in Block 2 in accordance with the PSC.

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2.	Assigned Interest

(a)
ERHC agrees to use its reasonable efforts to cause Pioneer to acquire the Assigned Interest by direct execution of the PSC. However, in the event Pioneer does not execute the PSC directly, then subject to the satisfaction or waiver of the conditions precedent contained in Section 2 (b) hereof, ERHC hereby agrees to grant, convey, assign and transfer, effective as of the Transfer Date, and no later than ten (10) days after the satisfaction or waiver of the conditions precedent contained in Section 2 (b), the Assigned Interest.

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, the obligations of Pioneer under this Agreement are subject to the satisfaction or Pioneer's waiver of each of the following conditions precedent:

(i)	The Parties and the JDA execute the PSC;

(ii)	Any necessary approval(s) by the relevant Governmental authorities to the transfer of the Assigned Interest to Pioneer are obtained;

(iii)	The Assigned Interest is, in the aggregate, no less than fifteen percent (15%) of the total Participating Interest in Block 2;

(iv)	The Option Interest is equal to at least thirty percent (30%) Participating Interest in Block 2; and

(v)	Pioneer is appointed Operator under the PSC.

(c)
If the conditions precedent are not fulfilled, or waived by Pioneer, within two years after the Effective Date, either Party may elect by written notice to the other Party, to terminate this Agreement and neither Party shall have any further obligations to the other Party.

3.	Pioneer's Obligations

(a)
After the Transfer Date, Pioneer shall be obligated to pay all Costs and other obligations attributable to the Assigned Interest in accordance with the PSC, the JOA and any other applicable agreements.

(b)
Pioneer shall bear and pay for all taxes, fees and other similar costs assessed by the Government in connection with the transfer, conveyance or assignment of the PSC to Pioneer and Pioneer agrees to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

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  EXECUTION VERSION

(c)
In addition to the obligations contained in Sections 3(a) and 3(b), Pioneer agrees to pay on behalf of ERHC, subject to the limitations contained in this Section 3, ERHC's Participating Interest share of all Costs attributable to the Retained Option Interest and the Retained Bid Interest (“ERHC PI”) during the Earning Period as follows (the “Carried Costs”):

(i)
Costs incurred to perform the Petroleum Operations necessary to fulfill the minimum work commitment during Phase I as provided in the PSC up to ERHC PI's share of forty million US dollars (US$40,000,000); plus

(ii)
All Costs attributable to ERHC PI's share over forty million US dollars (US$40,000,000), but still incurred in respect of the minimum work commitment under Phase I of the PSC, shall be paid by Pioneer, but shall be subject to the additional obligation set forth in Section 3(c)(v) below; plus

(iii)
If Pioneer, at its sole option, decides to perform additional Petroleum Operations after satisfying the minimum work commitment for Phase I as provided in the PSC, Pioneer will pay ERHC PI's share of such Costs up to ERHC PI's share of ten million US dollars (US$10,000,000); plus

(iv)
All Costs attributable to ERHC PI's share over ten million US dollars (US$10,000,000), but incurred during the Earning Period shall be paid by Pioneer, but shall be subject to the additional obligation set forth in Section 3(c)(v) below.

(v)
All Costs incurred by Pioneer pursuant to Sections 3(c)(ii) and 3(c)(iv) hereof shall be charged interest compounded on a monthly basis until all Costs and interest have been recovered by Pioneer in accordance with Section 4(h) hereof, at the greater of:

(y)
the rate of 10% per annum to begin on the first day of the month succeeding the month in which the Cost is incurred. If the aforesaid rate is contrary to any applicable usury law, the rate of interest shall be the maximum rate permitted by such applicable law; or

(z)
the rate per annum equal to the to the one (1) month term, London Interbank Offered Rate for U.S. dollar deposits, as published in London by the Financial times or if not published, then by The Wall Street Journal, plus six (6) percentage points, applicable on the first day of the month succeeding the month in which the Cost is incurred and thereafter on the first day of each succeeding calendar month. If the aforesaid rate is contrary to any applicable usury law, the rate of interest shall be the maximum rate permitted by such applicable law.

(vi)
Notwithstanding anything to the contrary in this Agreement, during the period of time after the Declaration of Commerciality but before the commencement of the field development programme, Costs (including allocated Operator's overhead charges) shall continue to be paid by Pioneer in accordance with Sections 3(c)(iii) and (iv); except that ERHC will pay its Participating Interest share of all Costs (including Operator's allocated overhead charges) incurred by the joint account in respect of the preparation and approval of the field development programme in accordance with the provisions of the JOA.

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(d)	Pioneer agrees to pay any signature bonus related to the Bid Interest and the Retained Bid Interest.

(e)
Pioneer shall pay to ERHC, no later than ten (10) days after the execution of the PSC in respect of Block 2, the sum of one hundred thousand US dollars ($100,000) for each percentage point or part thereof of Participating Interest acquired by Pioneer in respect of the Bid Interest.

(f)
Pioneer shall furnish all financial guarantees required by the PSC or other laws and regulations of the JDZ and JDA in respect of the Retained Option Interest and the Retained Bid Interest, and shall continue to maintain such guarantees in place during the Earning Period.

(g)
After the completion of the minimum work commitment for Phase I of the PSC, nothing contained in this Section 3 shall prevent Pioneer from withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. If Pioneer elects to withdraw entirely from the PSC and the JOA, all Pioneer obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

4.	Undertakings of the Parties

(a)
If in the course of processing the Application, the JDA requests the Parties to revise the terms offered under such Application, the Parties shall endeavor to agree unanimously on a response to the proposed revisions within the time frame allowed under the circumstances. If the Parties are unable to so agree, then Pioneer may propose such terms as it deems most likely to satisfy the JDA and may proceed with negotiations.

(b)
If the Application is successful, the Parties thereto shall proceed to negotiate in good faith and execute a PSC with the JDA. Pioneer shall act as the lead negotiator for the Parties during the negotiation of the PSC. Pioneer shall promptly advise ERHC of upcoming meetings with the JDA, consult with ERHC regarding strategy, and otherwise advise ERHC of the progress of negotiations. Each of such Parties shall be entitled to be present at and participate in all negotiations with the JDA. Nothing contained herein shall be deemed to obligate Pioneer to execute the PSC if, in its sole discretion, it decides not to. However, if Pioneer notifies ERHC in writing that it will not accept the Assignment, and ERHC notifies Pioneer in writing that it desires to execute the PSC, Pioneer shall assign all of its rights under this Agreement to ERHC, free and clear of any encumbrances of any sort created by Pioneer, and this Agreement shall terminate and neither Party shall have any further obligations to the other Party.

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(c)	Neither Party shall have the right to bind the other Party without such Party's prior written approval.

(d)	Each Party shall bear its own costs related to the negotiation and execution of the agreements contemplated by this Agreement.

(e)
Neither Party nor any of its Affiliates shall, for a period of two (2) years after the Effective Date, enter into any agreement with any entity or person pursuant to which a Party acquires an interest in Block 2 other than through the PSC, JOA and other agreements that are contemplated by this Agreement. Without prejudice to any other remedies either Party may have, if any Party acquires such an interest in violation of this undertaking, it shall forthwith notify the other Party and, upon request, assign or cause to be assigned all of the interest so acquired to the other Party for the same consideration paid by such Party or its Affiliate to the entity from whom such interest was acquired.

(f)
During the Earning Period Pioneer shall be entitled to vote on behalf of ERHC the Participating Interest share attributable to the Retained Option Interest in all matters requiring a vote of the Parties under the JOA, except that for matter requiring a unanimous vote under the JOA, Pioneer shall be entitled to vote ERHC's entire Participating Interest in Block 2.

(g)	ERHC agrees to support Pioneer as Operator of Block 2 under both the PSC and JOA.

(h)
Pioneer shall be entitled to receive fifty percent (50%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC in respect of the Retained Option Interest and the Retained Bid Interest until it has recovered all of the Carried Costs (the “Cost Recovery”). In addition, Pioneer shall be entitled to receive an additional (i) twenty percent (20%) of the allocation of Cost Oil and (ii) twenty percent (20%) of the allocation of Profit Oil attributable to the Retained Option Interest and the Retained Bid Interest until it has recovered all of the:

(x)
Carried Costs that are not recoverable under the PSC, but are incurred as joint account costs under the JOA (specifically excluding any amounts incurred by Pioneer pursuant to Sections 3(d) and 3(e) hereof); and

(y)	interest that has accrued in accordance with Section 3(c)(v) (collectively the “Interest Recovery”).

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  EXECUTION VERSION

If the total aggregate amount to be received in any accounting period by ERHC, after giving effect to this Section 4(h), is less than the amount that ERHC would be obligated to pay in respect of non-capital operating costs for the same accounting period, Pioneer's entitlement to the recovery amounts hereunder shall be reduced to allow ERHC to pay such non-capital operating costs in the current period and the amount so reduced shall be carried forward to the next accounting period(s). Cost Recovery and Interest Recovery will continue as provided herein until completed, after which ERHC shall be entitled to one hundred percent (100%) of the Cost Oil and Profit Oil attributable to the Retained Option Interest and the Retained Bid Interest. In addition, Pioneer shall be entitled to all deductions which are allowable against Tax in respect to such Carried Costs and shall also be entitled to receive any R-factor and other benefits under the PSC attributable to the Carried Costs. In the event the Government does not allow the assignment of such Cost Oil and Profit Oil rights from ERHC to Pioneer, ERHC shall make other arrangements that will place Pioneer in the same economic position as if such assignment had been allowed.

(i)
It is anticipated that the minimum work commitment for Phase I of the PSC will include an obligation to acquire seismic data. If any or all of such seismic data are licensed or otherwise acquired by Pioneer from a non-Affiliate third party and are subject to restrictions on disclosure by Pioneer to ERHC (“Licensed Data”), ERHC will be responsible for obtaining a separate agreement with such third party allowing said disclosure, and Pioneer will reimburse ERHC for one hundred percent (100%) of the costs associated with said licensing agreement and all of such costs will be deemed Carried Costs incurred by Pioneer pursuant to Sections 3(c)(i) and (c)(ii). In no event will Pioneer be responsible for obtaining any rights in regard to the Licensed Data for ERHC.

5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that:

(i)
It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado and that is has full power and authority to hold the Assigned Interests and to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Assignment;

(iii)
Neither the execution of this Agreement or the Assignment nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the Assigned Interest;

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(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 2 or ERHC's right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(vi)
The Assigned Interests are not subject to any material adverse contractual obligations, net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances and there is no agreement to create the same; and

(vii)
No Work Program or commitment in excess of that disclosed to Pioneer in writing prior to the date of this Agreement has been proposed to the JDA by ERHC, nor will be so proposed without the Pioneer's prior written agreement.

(viii)
The Application contained in Annex 1 is a true summary of the bid submitted to the JDA by ERHC in respect of Block 2 in accordance with the rules of the JDZ bid round that occurred in October 2003 and such bid has not been amended or revoked.

(b)	Pioneer hereby represents and warrants that:

(i)	It is a corporation that has been duly formed and currently exists in good standing under the laws of Delaware and that it has full power and authority to execute this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Pioneer has all necessary corporate power and authority to execute and accept the Agreement;

(iii)	It has the ability to meet all of its financial obligations hereunder;

(iv)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(v)
Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of, or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to the company or the Assigned Interest; and

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(vi)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 2 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein.

(c)	Mutual Representations and Warranties

(i)
Each Party warrants that it and its Affiliates have not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, São Tomé e Príncipe and the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company; or (iii) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and the Convention's Commentaries. Each Party shall defend, indemnify and hold the other Parties harmless from and against any and all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party of such warranty. Such indemnity obligation shall survive termination or expiration of this Agreement. Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party. Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it. Each Party must rely on the other Parties' system of internal controls, and on the adequacy of full disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement. No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction, or which would put such Party in violation of its obligations under the laws applicable to the operations under this Agreement.

(ii)
The Parties covenant that neither they nor any of their Affiliates or any of their respective officers, directors, employees, agents or stockholders acting on behalf of such Party will pay, promise to pay, or authorize or permit the direct or indirect payment of, by such Party or by any affiliate or agent thereof, any money or anything of value to any person for the purpose of illegally or improperly inducing that person to take any action or omit to take any action in connection with the Option Interest or the Bid Interest. Each of the Parties shall indemnify the other and its officers, directors, employees, agents or stockholders acting on behalf of such party from and against any claim, loss, damage, liability, expense and cost of whatever nature arising out of or connected with a Party's noncompliance.

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(iii)	The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

(iv)
All representations and warranties given under this Section 5 shall, for the contractual term set forth herein, be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

(v)	ERHC agrees to indemnify and hold Pioneer harmless from and against:

(1)	any claims, causes of action, or liabilities of any kind or character which arise out of the breach by ERHC of any of its warranties, representations and covenants under this Agreement; and

(2)
any costs, expenses, or other liabilities of any kind or character arising in connection with (x) the Assigned Interest or any operations that are attributable to the period of time prior to the Transfer Date and (y) the Retained Option Interest and the Retained Bid Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date.

(vi)	Pioneer agrees to indemnify and hold ERHC harmless from and against

(1)	any claims, causes of action, or liabilities of any kind or character which arise out of the breach by Pioneer of any of its warranties, representations and covenants under this Agreement; and

(2)
any costs, expenses, or other liabilities of any kind or character arising in connection with the Assigned Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date.

(d)
The respective indemnities, representations and warranties of the Parties as setforth in this Agreement shall remain in full force and effect, and shall survive the Transfer Date without limitation as to time.

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(e)	Disclaimer of Other Representations and Warranties.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES PROVIDED IN THIS SECTION, ERHC AND PIONEER MAKE NO, AND DISCLAIM ANY, WARRANTY OR REPRESENTATION OF ANY KIND, EITHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION, OR MATERIALS NOW, HERETOFORE, OR HEREAFTER FURNISHED OR MADE AVAILABLE TO PIONEER IN CONNECTION WITH THIS AGREEMENT.

6.	Tax

(a)
Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of the Party and the satisfaction of such Party's share of all obligations under the PS C and under this Agreement. Each Party shall protect, defend and indemnify each other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

(b)
If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

(c)	United States Tax Election.

(i)
If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter “K”, Chapter 1, Subtitle “A” of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent permitted and authorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1(b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

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  EXECUTION VERSION

(ii)
No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter “K”, Chapter 1, Subtitle “A” of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

(iii)
Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by courier service or by any electronic means of transmitting written communications which provides written confirmation of complete transmission, and properly addressed to the other Party. Verbal communication does not constitute notice for purposes of this Agreement, and e-mail addresses and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. “Received” for purposes of this Section shall mean actual delivery of the notice to the address of the Party specified hereunder.

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EXECUTION VERSION

Addresses	Names of Representatives

ERHC:
Environmental Remediation Holding Corp.
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: (713)626-4700
Facsimile: (713) 609-4704

Pioneer:
Pioneer Natural Resources USA, Inc.	Director, International Negotiations
5205 N. O'Connor Blvd., Suite 1400
Irving, Texas 75039
Phone: (972)444-9001
Fax: (972) 969-3552

8.	Governing Law; Dispute Resolution

(a)	Governing Law

The substantive law of Texas, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith negotiations shall be exclusively and finally settled by arbitration in accordance with this Section 8.

(ii)	Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the American Arbitration Association (“AAA”).

(iii)
The arbitration proceedings shall be conducted in Houston, Texas in the English language in accordance with the International Arbitration Rules of the AAA as in effect on the date of this Agreement. The applicable authorities in order of precedence for purposes of the arbitration shall be this Agreement, such Arbitration Rules, and laws of New York.

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  EXECUTION VERSION

(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)	Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration.

(vi)	The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

(vii)
If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the AAA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years experience in the legal and/or commercial aspects of the petroleum industry.

(viii)
None of the arbitrators shall have been an employee of or consultant to either Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

(ix)
The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party that does appear. The arbitrators shall be required to give written reasons for their decision.

(x)
The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

(xii)
The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators.

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America is a signatory, and may be entered and confirmed in any court having jurisdiction.

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(xv)
Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

9.	FORCE MAJEURE

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments. Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it. All such disputes shall be handled within the sole discretion of the affected Party. The term “Force Majeure” as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts, labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or accident to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Governmental Authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

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10.	ASSIGNMENT

(a)
No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations.

(b)
Pioneer may assign or transfer all or any of its rights or obligations hereunder to a third party (including an Affiliate) that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being assigned in accordance with the provisions to the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by Pioneer to a third party not an Affiliate of Pioneer shall be effective until ERHC has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to ERHC assuming all of the obligations of Pioneer under this Agreement and the JOA with respect to the interest so assigned. Any assignment by Pioneer hereunder shall be subject to the following limitations:

(i)	Pioneer may not assign more than 75% of its total Participating Interest until the approval of the first field development programme;

(ii)	After the approval of the first field development programme, Pioneer may assign one hundred percent (100%) of its Participation Interest; and

(iii)	Pioneer may not assign less than 5% to any one entity.

(c)
ERHC may assign or transfer all or any of its rights and obligations hereunder to a third party (including an Affiliate) that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being assigned in accordance with the provisions of the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by ERHC to a third party not an Affiliate of ERHC shall be effective until Pioneer has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to Pioneer assuming all of the obligations of ERHC under this Agreement and the JOA with respect to the interest so assigned. Any assignment by ERHC hereunder shall be subject to the following limitations:

(i)	ERHC may not assign any of its Participating Interest prior to the Transfer Date;

(ii)	After the Transfer Date but prior to the completion of the minimum work commitment of Phase I of the PSC, ERHC may not assign more than fifty percent (50%) of its total Participating Interest; and

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(iii)
After the completion of the minimum work commitment of Phase I of the PSC but prior to the approval of the first field development programme, ERHC may not assign more than seventy-five percent (75%) of its total Participating Interest;

(iv)	After the approval of the first field development programme, ERHC may assign one hundred percent (100%) of its Participation Interest.

(v)	ERHC may not assign less than 5% to any one entity.

11.	Liability

(a)
Notwithstanding any other provisions of this Agreement, in no event shall any Party be liable to the other Party for special, indirect, punitive or consequential damages in connection with this Agreement.

(b)
If either Party fails to pay any of the amounts due under this Agreement (that are not otherwise due and payable under the JOA) by the applicable due dates, and such amount(s) remain unpaid for a period of thirty (30) days, any such amounts shall be deemed to be in default. At any time after a default, the non-defaulting Party shall have the right to send the defaulting Party a written notice stating the amount and cause of such default and the defaulting Party shall have no more than thirty (30) days after receiving such notice to remedy such default or send a written counter-notice to the non-defaulting Party stating the reasons why defaulting Party disputes such default. If the Parties do not reach agreement on the disposition of the default within 30 days after receipt of either such notice, then the non-defaulting Party shall be entitled to all remedies that would be available to a non-defaulting party under the JOA, applied mutatis mutandis to this Agreement, as if ERHC and the Pioneer were the only parties to the JOA.

12.	Confidentiality

(a)
No disclosure or press release concerning any of the terms hereof shall be made without the prior written consent of both Parties. Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws.

(b)
The Parties have executed a Confidentiality Agreement dated 16 June 2004 that will remain effective and binding on the Parties until the execution of the JOA. In the event that Pioneer terminates its participation in this Agreement pursuant to Section 4 hereof, both Pioneer and ERHC shall remain bound the terms of such Confidentiality Agreement for a period of two (2) years after the Effective Date.

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  EXECUTION VERSION

13.	Miscellaneous

(a)	Relationship of Parties,

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or collective. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, that it does waive, release or modify such right.

(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

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EXECUTION VERSION

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement.

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail. In the event of any conflict between this Agreement and the PSC, this Agreement shall prevail unless such would be in violation of the applicable laws and/or the terms of the PSC.

(h)	Interpretation.

(i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

(ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

(iii)	Gender. Reference to any gender includes a reference to all other genders.

(iv)	Section. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement.

(v)	Include. “include” and “including” shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

(i)	Counterpart Execution.

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements.

No public announcement or statement regarding the terms or existence of this Agreement shall be made without prior written consent of all Parties; provided that, notwithstanding any failure to obtain such approval, no Party shall be prohibited from issuing or making any such public announcement or statement to the extent it is necessary to do so in order to comply with the applicable laws, rules or regulations of any government, legal proceedings or stock exchange having jurisdiction over such Party or its Affiliates, however, any such required public announcement shall include only that portion information which the disclosing Party is advised by written opinion of counsel (including in-house counsel) is legally required. Such opinion shall be delivered to the other Parties prior to any such public announcement.

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(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ENVIRONMENTAL REMEDIATION HOLDING CORPORATION

/s/ Ali Memon

By:	Ali Memon

Title:	President and Chief Executive Officer

PIONEER NATURAL RESOURCES USA, INC.

/s/ Scott D. Sheffield

By:	Scott D. Sheffield

Title:	President

Annex 1	ERHC's Bid for Block 2

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Annex 1

1.	INTRODUCTION

Block 2 includes a number of prospects which have been defined on 2D seismic data. Further seismic definition will be required before they can be drilled. Some of the prospects have indications that they contain gas, others do not. The work programme has been drawn up to deal with these issues and to ensure that there is sufficient flexibility, particularly if the first well should encounter an accumulation which is primarily gas.

2.	PHASE I WORK PROGRAMME

2.1.	Seismic work: within the first year of the Contract, ERHC will either purchase the existing PGS 3D data over Block 2 or cause a new 3D survey to be recorded over the Block.

2.2.	Exploration drilling: before the end of the fourth Contract Year, ERHC will cause to be drilled two (2) exploration wells on Block 2 to a total depth not less than 3000 metres.

2.3.	Minimum Expenditure Commitment: during Phase I of the Contract, the ERHC Group will spend not less than US$30 million on Petroleum Operations on Block 2.

3.	PHASE II WORK PROGRAMME

3.1.
Exploration drilling: before the end of the sixth Contract Year, the ERHC group will cause to be drilled one (1) exploration well or one (1) appraisal well on Block 2 to a total depth not less than 3000 metres.

3.2.	Minimum Expenditure Commitment: during Phase I of the Contract, the ERHC group Will spend not less that US$15 million on Petroleum Operations on Block 2.

4.	PHASE III WORK PROGRAMME

4.1.
Exploration drilling: before the end of the eighth Contract Year, the BRHC group will cause to be drilled one (1) exploration well or one (1) appraisal well on Block 2 to a total depth not less than 3000 metres,

4.2.	Minimum Expenditure Commitment: during Phase I of the Contract, the ERHC group will spend not less that USS15 million on Petroleum Operations on Block 2.

APPLICATION FOR BLOCK 2 SECTION (vi)	OCTOBER 2003

Annex 1

ERHC Block 2 bid-

Signature Bonus	$60 Million

CUMULATIVE OIL PRODUCTION	BONUS $US

100 MILLION BARRELS	5 MILLION
200 MILLION BARRELS	5 MILLION
400 MILLION BARRELS	5 MILLION
600 MILLION BARRELS	5 MILLION

ERHC commits that the Group in which it participates will spend:

$400,000 during Phase I or a PSC
$200,000 during Phase II or a PSC
$200,000 during Phase III or a PSC

on the development of small renewable energy projects in Nigeria and São Tomé e Príncipe

Energy was one of the central issues discussed at the World Summit for Sustainable Development, held in South Africa in 2002. Lack of energy remains a barrier to economic development in the world's poorest nations, while access to electricity plays a crucial role in supporting economic growth and transforming social welfare. In developing countries all forms of energy must be considered to achieve mass availability of electricity.

In small communities in sparsely populated areas the most practical options are likely to be off-grid distributed renewable power systems. The e7, a group of nine utilities from the G7 countries, is supporting projects of this nature to promote the use of sustainable technologies and provide people with electricity in previously unserviced areas. A large part of these projects involves teaching communities to build, operate and maintain small-scale electricity systems. Renewable technologies such as solar, wind and geothermal remain expensive and cannot provide sufficient electricity in areas of greater population without other forms of generation. To address climate change while enhancing global access to electricity, it is imperative that low or zero carbon emitting technologies are utilised. These Include combined cycle gas turbine plants, coal gasification, fuel cells and biomass in addition to solar, wind and geothermal.

The Clean Development Mechanism (COM) contained In the Kyoto protocol has a prominent part to play in the achievement of sustainable energy in developing nations. The CDM has the potential to generate international transfers of capital, technology and expertise and provide an incentive developing nations to adopt greenhouse gas minimising technologies. This would allow developing nations to build electricity capacity with the least environmental impact and avoid the problems created in the developed world.

In the JDZ area, particularly in São Tomé e Príncipe where the population is low, the following generation mechanisms could be used for small scale projects.

Annex 1

Biomass plants
Small scale biomass projects can generate sufficient energy to power anything from a home (15kWth) to a community (1MWth). The generators can be powered from waste or renewable crops or trees, which have a short growing cycle and can be easily renewed.

Micro-hydro power
Small turbines, such as the Pelton turbine can generate electricity in capacities from 500kw. This could enable communities to benefit from lighting and provide sufficient power to pump water or mill grain.

Solar power
In small communities solar power can provide sufficient power to electrify villages, provide sufficient energy for powering computers, televisions and video recorders for schools; provide water pumping systems; provide sufficient power for refrigeration or operating equipment in medical facilities. In combination with other renewable energy sources it can provide sufficient power to sustain sizable communities. Ultima Networks in the United Kingdom offer a Village 100 package to provide power for up to 100 homes at a cost of $50,000 or an island package at a cost of $150,000.

Wind power
A range of wind turbines can generate power from 500W to 5MW, which could sustain a small community If there was sufficient provision for battery storage,

Execution Version

PARTICIPATION AGREEMENT
JDZ Block 3

This Participation Agreement ("Agreement") made and entered into this 16th day of February, 2006 by and between

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as "ERHC"), and

Addax Petroleum Resources Nigeria Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as "Addax"); and Addax Petroleum Corporation, a company incorporated in Canada, (hereinafter referred to as "Parent").

Each of ERHC and Addax is individually a "Party" and they arc collectively the "Parties" to this Agreement.

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of São Tomé c Príncipe and the Joint Development Authority (the "JDA") of the Nigeria-São Tomé e Príncipe Joint Development Zone (the "JDZ"), to wit:

•	The Memorandum of Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated May 21, 2001; and

•	Option Agreement between the Democratic Republic of São Tomé e Príncipe and ERHC dated April 2, 2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the "Option Agreements"); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ; and

WHEREAS, the Parties acknowledge that under the terms of the Option Agreements ERHC has elected to acquire and was awarded a Participating Interest of twenty percent (20%) in Block 3, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Government acquiring parties to Block 3 ("PSC") ("Option interest"); and

WHEREAS, The Parties acknowledge that Pioneer/Devon/ERHC submitted a bid and was awarded a five (5%) participating interest in Block 3, subject to the terms of a PSC that will be negotiated between all of the acquiring parties to Block 3 ("Bid Interest"); and

WHEREAS, Devon withdrew from the Devon/Pioneer/ERHC consortium as of 22 June 2005 and Pioneer has withdrawn from the Pioneer/ERHC consortium and from further participation in the negotiation of the Block 3 PSC as of 31 January 2006 and therefore ERHC owns all of the rights to the Bid Interest; and

Execution Version

WHEREAS, Addax desires to acquire from ERHC a portion of the Option Interest and a portion of the Bid Interest for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable Addax to acquire a fifteen percent (15%) total Participating Interest and Addax agrees to accept such rights for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

"Affiliate" means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. "Controls," "controlled by" and other derivatives shall be construed accordingly.

"Assigned Interest" means fifteen percent (15%) Participating Interest assigned to Addax in accordance with the Agreement.

"Assignment" means (i) the transfer, conveyance or assignment of the Assigned Interest from ERHC to Addax (occurring simultaneously with or after the execution of a PSC) by written document approved by the relevant Government authorities and/or (ii) the acquisition by Addax of the Assigned Interest by its execution of a PSC covering Block 3.

"Bid Interest" has the meaning ascribed to it in the Recitals.

"Mock 3" means that geographical area designated as Block 3 of the JDZ designated by the coordinates promulgated by the JDA in accordance with the 2004 JDZ Licensing Round.

"Carried Costs " has the meaning ascribed to it in Section 3(c).

"Contractor" means the combination of all non-Government parties to the PSC for Block 3.

"Cost Oil" means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

"Costs" means the costs and obligations incurred by the Parties to perform Petroleum Operations and described in the PSC as "Operating Costs".

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Execution Version

"Earning Period" means the period beginning on the Effective Date and ending on the date that Addax has recovered one hundred percent (100%) of the Carried Costs as provided in Sections 3(c), 3(g), 3(h) and 3(i) hereof.

"Effective Date" means the date first above written.

"Government" means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

"Joint Development Authority" or "JDA" means the Joint Development Authority established by Part Three of the Treaty.

"Joint Development Zone" or "JDZ" means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

"Joint Operating Agreement" or "JOA " means the Joint Operating Agreement to be entered into between all of the non-governmental parties in respect of Block 3 no later than the Transfer Date. Such JOA will be based on the 1995 AIPN Model Form International Operating Agreement and the AIPN 2000 Model Form Accounting Procedure.

"Operator" means the operator appointed in accordance with the terms of the PSC.

"Option Interest" has the meaning ascribed to it in the Recitals.

"Petroleum Operations" means all operations conducted in accordance with the PSC for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 3.

"Participating Interest" means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

"Petroleum Regulations" means the Petroleum Regulations 2003 enacted by the JDA, including any amendments thereto.

"Profit Oil" has the meaning ascribed to it in the PSC.

"PSC" has the meaning ascribed to it in the Recitals.

"Retained Interest" means ten percent (10%) total Participating Interest retained by ERHC after giving effect to the Assignment.

"Transfer Date" means the date that the PSC is executed.

"Treaty" means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of São Tomé e Príncipe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

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Execution Version

"Work Program" means the Petroleum Operations committed to be carried out by Contractor in Block 3 in accordance with the PSC.

2.	Assignment

ERHC agrees to use its reasonable efforts to cause Addax to acquire the Assigned Interest by direct execution of the PSC. However, in the event Addax does not execute the PSC directly, then subject to the satisfaction or waiver of the conditions precedent contained in Section 2(b) hereof, ERHC hereby agrees to grant, convey, assign and transfer, effective as of the Transfer Date, and no later than ten (10) days alter the satisfaction of the conditions precedent contained in Section 2(b) (or waiver by the affected Party), the Assigned Interest.

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, ERHC's obligation to convey and Addax's obligation to accept, the Assigned Interest as provided above in Section 2(a), is subject to the occurrence of each of the following conditions precedent:

(i)
A PSC covering Block 3 is executed by the JDA, Addax and ERHC, or if Addax is not a signatory to the PSC, then the date on which the relevant Government authorities have approved the transfer of the Assigned Interest to Addax;

(ii)	The Representations and Warranties of Addax and Parent contained in Section 5 hereof are true as of the Effective Date and the Transfer Date; and

(iii)	The JOA is signed by all of the parties to the PSC on or prior to the Transfer Date.

If an Assignment is not made because the conditions precedent are not fulfilled (or waived by the affected Party) within two years after the Effective Date, then the Parties may elect to extend the Agreement for mutually agreeable periods or, a Party by written notice to the other Party, may terminate this Agreement (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

3.	Addax's Obligations

Upon the acquisition of the Assigned Interest by Addax and with effect from the Transfer Date, Addax shall be obligated to pay all Costs and other obligations attributable to the Assigned Interest in accordance with the PSC, the JOA and any other applicable agreements.

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Execution Version

to Addax (but specifically excluding income taxes owed by ERHC as provided in Section 6 hereof) and Addax agrees to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

(c)
In addition to the obligations contained in Sections 3(a) and 3(b), Addax agrees to pay, on behalf of ERHC, ERHC's share of all (i) Costs and (ii) other costs and obligations that are chargeable to the Joint Account under the JOA whether subject to cost recovery under the PSC or not, attributable to the Retained Interest during the Earning Period (the "Carried Costs").

(d)	Addax agrees to pay any signature bonus payable in respect of the Assigned Interest and the Retained Interest.

(e)
Addax shall also be obligated to furnish all financial guarantees required by the PSC, the JOA or other laws and regulations of the JDZ and JDA in respect of the Assigned Interest and the Retained Interest, and shall continue to maintain such guarantees in place during the Earning Period.

(f)
In the event ERHC is required to obtain a licensing agreement with PGS for its seismic data set ("Licensed Data"), ERHC will be responsible for obtaining a separate licensing agreement for the Licensed Data, and Addax will reimburse ERHC for one hundred percent (100%) of the costs associated with said licensing agreement and all of such costs will be deemed Carried Costs incurred by Addax pursuant to Section 3(c).

(g)
Addax shall be entitled to receive up to one hundred percent (100%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC until it has recovered all of the Carried Costs recoverable under the PSC that are attributable to the Retained Interest ("Cost Recovery").

(h)
In addition, Addax shall be entitled to receive an additional amount up to fifty percent (50%) of the allocation of Profit Oil attributable to the Retained Interest until it has recovered all of the Carried Costs that are not recoverable under the PSC, but are incurred as Joint Account costs under the JOA (specifically excluding any amounts incurred by Addax pursuant to Sections 3(d) and 4(a) hereof) ("Cost Recovery").

(i)
Addax accepts the terms and conditions set by the JDA for the awards of Block 3 and specifically acknowledges and agrees to pay the signature bonus and fulfill the minimum work program attributable to the Assigned Interest and the Retained Interest.

(j)
Addax may not withdraw from the PSC after the Assignment prior to the completion of the Work Program for Phase I of the Exploration Period of the PSC ("Phase 1"). However, after the completion of the Work Program for Phase I nothing contained in this Section 3 shall prevent Addax from relinquishing its Participating Interest and withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. The Parties agree to support the position in the JOA that if Addax elects to relinquish its Participating Interest and withdraw entirely from the PSC and the JOA after the completion of the Work Program for Phase I, any preemption rights, preferential purchase rights, or similar provisions shall not apply to Addax's interest and Addax will convey back to ERHC, free of all costs and encumbrances, the Assigned Interest and all Addax obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

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Program for Phase I, any preemption rights, preferential purchase rights, or similar provisions shall not apply to Addax's interest and Addax will convey back to ERHC, free of all costs and encumbrances, the Assigned Interest and all Addax obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

4.	Undertakings of the Parties

Addax shall pay to ERHC by wire transfer of readily available funds, (i) no later than ten (10) days after the execution of this Agreement, the sum of Five Hundred Thousand US dollars (US$ 500,000), and (ii) no later than ten (10) days after the execution of the PSC in respect of Block 3 or the acquisition of the Assigned Interest by Addax, whichever is later, the sum of Seven Million US dollars (US$7,000,000).

(b)
ERHC and Addax shall both participate in the negotiation of the PSC and Addax, in consultation with ERHC, shall act as the lead negotiator for the Parties during such negotiation. Addax shall appoint negotiators mutually acceptable to ERHC who shall be authorized to participate in the PSC negotiations with ERHC and on behalf of Addax. Both Parties shall be advised of upcoming meetings with the JDA and consult regarding strategy, contract terms and conditions, and the progress of negotiations. Each of such Parties shall be entitled to be present at and participate in all negotiations with the JDA, if possible.

(c)	Neither Party shall have the right to bind the other Party without such Party's prior written approval.

(d)	Notwithstanding anything to the contrary contained herein, each Party shall bear its own costs related to the negotiation and execution of this Agreement, the PSC and the JOA.

(e)
Except as provided in the next sentence, if Addax terminates this Agreement for any reason prior to the Transfer Date, and subsequently acquires an interest in Block 3, it shall immediately notify ERHC, and upon request, execute such documentation as is necessary to vest ERHC with an interest consistent with the terms and conditions of this Agreement. However, if the JDA withdraws all awards in respect of Block 3 and places Block 3 in a subsequent bid round, then the Parties shall use reasonable endeavors to execute a mutually acceptable bidding agreement (using the AIPN Bidding Agreement Form as a model) and submit a joint bid for Block 3. If the bid is successful, this Agreement shall then apply to bid interest awarded to the Parties. If the bid is not successful and neither ERHC or Addax is awarded an interest in Block 3, then either Party may acquire an interest in Block 3 from one or more of the successful bidders without any further obligations to the other Party.

(f)	During the Earning Period ERHC shall vote its the Participating Interest in all matters requiring a vote of the Parties under the JOA as directed by Addax.

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5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado, U.S.A. and that it has full power and authority to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Agreement and the other agreements contemplated by this Agreement;

(iii)
Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under the Option Agreements, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the interests to be assigned hereunder;

(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 3 or ERHC's right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(vi)
The Assigned Interests are not subject to any material adverse contractual obligations or to any net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances whether created by ERHC or otherwise, and there is no agreement to create the same;

(vii)
ERHC owns the rights granted under the Option Interest and such rights have not been revoked or terminated, nor, to ERHC's knowledge, has there been any claims by any Government authority to terminate such rights;

(viii)	As of the Transfer Date, ERHC shall have the authority to assign the Assigned Interest to Addax, but only as permitted and authorized by the JDA and any other appropriate governmental authorities;

(ix)
To ERHC's knowledge, ERHC has furnished to Addax correct copies of all documents in its possession that are relevant to the Assigned Interest except for documents that cannot be disclosed to Addax because of existing confidentiality agreements; and

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(x)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings ("Actions") pending, or to ERHC's knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 3 or Actions pending, or, to ERHC's knowledge, threatened, before any Governmental authority, mediator or arbitrator against ERHC that will impair ERHC's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by ERHC.

(b)	Addax hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation that has been duly formed and currently exists in good standing under the laws of Nigeria and that it has full power and authority to execute this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Addax has all necessary corporate power and authority to execute and accept the Agreement;

(iii)	The Parent will execute this Agreement solely for the purpose of asserting that Addax or Parent will satisfy all of Addax's obligations hereunder;

(iv)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(v)
Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to Addax or the Assigned Interest;

(vi)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 3 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein; and

(vii)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings ("Actions") pending, or to Addax's knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 3 or Actions pending or, to Addax's knowledge, threatened, before any Governmental authority, mediator or arbitrator against Addax that will impair Addax's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by Addax.

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(c)	Mutual Representations and Warranties

(i)
Each Party warrants that it and its Affiliates and any of their respective directors, officers, employees or agents acting on behalf of such Party have not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, São Tomé e Príncipe or the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company;  or (iii) the principles described   in the  Convention on Combating   Bribery   of  Foreign   Public   Officials   in   International Business Transactions, signed in Paris on December 17, 1997, which entered   into   force  on   February   15,   1999,   and the  Convention's Commentaries.  Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party.    Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it.    Each Party must rely on the other Parties' system of internal controls, and on the adequacy of full disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement.  No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction,   or which would put such Party in violation of its obligations under the laws applicable to the operations under this Agreement.

(ii)	The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

(iii)
All representations and warranties made under this Article 5 shall be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

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(d)	Indemnities

Each Party shall defend, indemnify and hold the other Parties harmless from any arid all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party in respect of the warranties made in Section 5(c)(i) hereof. Such indemnity obligation shall survive termination or expiration of this Agreement.

From and after the Transfer Date for the period specified in Section 5(d)(iv), ERHC agrees to indemnify and hold Addax and Parent harmless from and against any claims, causes of action, losses, damages, or liabilities of any kind or character ("Damages"):

(1)	that arise out of the breach by ERHC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with (x) the Assigned Interest or any operations that are attributable to the period of time prior to the Transfer Date and (y) the Retained Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date, even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of Addax.

From and after the Transfer Date for the period specified in Section 5(d)(iv), Addax agrees to indemnify and hold ERHC harmless from and against any Damages

(1)	that arise out of the breach by Addax occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with the Assigned Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of ERHC.

Except as otherwise provided in Section 5(d)(i), from and after the Transfer Date, this Section 5(d) contains the Parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties that occur prior to the Transfer Date. Except as otherwise provided in Section 5(c)(i), any claim for indemnity hereunder must be made prior to the expiration of two (2) years from the Transfer Date.

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(v)
Between the Effective Date and the Transfer Date, in the event of a breach by either Party of any of the representations, warranties, covenants, and agreements contained herein, that cannot be cured to the satisfaction of the non-breaching Party within a reasonable period not to exceed ninety (90) days, the non-breaching Party has the additional remedy of terminating this Agreement at its sole discretion (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

(vi)
The indemnity to which each Party is entitled under this Section 5 shall be for the benefit of and extend to such Party's present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 5 by any such Affiliate, director, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement.

Disclaimer of Other Representations and Warranties.

Except for the representation and warranties provided in this section, ERHC and Addax make no, and disclaim any, warranty or representation of any kind, either express, implied, statutory, or otherwise, including, without limitation, the accuracy or completeness of any data, reports, records, projections, information or materials now, heretofore, or hereafter furnished or made available to ERHC and Addax in connection with this Agreement.

6.	Tax

Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of such Party and the satisfaction of such Party's share of all obligations under the PSC and under this Agreement. Each Party shall protect, defend and indemnify the other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall attempt to adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

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(c)	United States Tax Election.

If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter "K", Chapter 1, Subtitle "A" of the United States Internal Revenue Code of 1986, as amended (the "Code"), to the extent permitted and authorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1(b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter "K", Chapter 1, Subtitle "A" of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by mail, courier service or by facsimile and properly addressed to the other Party. Verbal and email communication does not constitute notice for purposes of this Agreement, and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. "Received" for purposes of this Article shall mean actual delivery of the notice to the address of the Party specified hereunder.

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Addresses	Names of Representatives

ERHC Energy, Inc	Walter Brandhuber
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: 1-713-626-4700
Facsimile: 1-713-626-4704

Addax Petroleum Resources Nigeria Limited	Managing Director
No. 10 Bishop Aboyade Cole Street
Victoria Island, Lagos
Nigeria

Phone: 234 (1) 461 2400
Fax: 234 (1) 262 1915

8.	Governing Law; Dispute Resolution

(a)	Governing Law

The substantive law of England and Wales, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith discussions between the senior management of the Parties shall be exclusively and finally settled by arbitration in accordance with this Section 8.

(ii)	Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the London Court of International Arbitration ("LCIA").

(iii)
The arbitration proceedings shall be conducted in London, England in the English language in accordance with the Rules of the LCIA as in effect on the date of this Agreement ("Rules"). The applicable authorities in respect to  procedural   matters,   in  order  of precedence  for  purposes  of the arbitration, shall be this Agreement, the Rules, and laws of England and Wales.

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(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)	Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration.

(vi)	The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the LC1A shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years (including at least five (5) years experience international) experience in the legal and/or commercial aspects of the petroleum industry.

(viii)
None of the arbitrators shall have been an employee of or consultant to either Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party that does appear. The arbitrators shall be required to give written reasons for their decision.

The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators.

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America and Nigeria are signatories, and may be entered and confirmed in any court having jurisdiction.

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(xv)
Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

9.	Force Majeure

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments. Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it. All such disputes shall be handled within the sole discretion of the affected Party. The term "Force Majeure" as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts, labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or accident to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Government authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

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10.	Subsequent Transfer of Interest

No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. Except as specifically provided herein, any transfer after the effectiveness of the JOA shall be subject to the provisions of the JOA.

Addax may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending ERHC advance written notice of its intention to assign such interest, Addax and Parent shall guarantee the performance of the Affiliate's obligations under this Agreement. Addax may assign or transfer all or any of its rights or obligations hereunder to a third party not an Affiliate of Addax that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being transferred, but such transfer shall not be effective until ERHC has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and such assignee has executed documentation satisfactory to ERHC assuming all of the obligations of Addax under this Agreement and the JOA with respect to the interest so assigned. Addax agrees that any attempt to assign an interest to a third party that is subject to sanctions by the United States government that would prohibit ERHC from owning it Participating Interest in Block 3 shall be null and void and of no effect.

ERHC may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending Addax advance written notice of its intention to assign such interest. ERHC shall guarantee the performance of the Affiliate's obligations under this Agreement. ERHC may assign or transfer all or any of its rights and obligations hereunder to a third party not an Affiliate corresponding to the interest being assigned in accordance with the provisions of the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by ERHC to a third party not an Affiliate of ERHC shall be effective until Addax has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to Addax assuming all of the obligations of ERHC under this Agreement and the JOA with respect to the interest so assigned.

11.	Liability

Notwithstanding any other provisions of this Agreement, in no event shall any Party be liable to the other Party for special, indirect or consequential damages in connection with this Agreement or with respect to any operations related thereto.

If Addax fails to pay any of the amounts due under this Agreement by the applicable due dates, such amounts shall accrue interest at the interest rate provided in the JOA calculated from the due date until the date of payment.

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(c)
If Addax fails to pay any of the amounts due under this Agreement (but are not otherwise due and payable under the JOA) by the applicable due dates, and such amount(s) remain unpaid for a period often (10) days, any such amounts shall be deemed to be in default. At any time after a default, ERHC shall have the right to send Addax a written notice stating the amount and cause of such default and Addax shall have no more than fifteen (15) days after receiving such notice to remedy such default or send a written counter-notice to ERHC stating the reasons why Addax disputes such default. If the Parties do not reach agreement on the disposition of the default within thirty (30) days after receipt of either such notice, then either Party may refer the dispute to arbitration in accordance with Section 8 hereof. If the arbitrator determines that Addax is a defaulting Party and docs not cause Addax to cure the default by payment of the amounts due, then ERHC shall be entitled to all remedies that would be available to a non-defaulting party under the JOA, applied mutatis mutandis to this Agreement, as if ERHC and the Addax were the only parties to the JOA.

12.	Confidentiality

The Parties have executed a Confidentiality Agreement dated 6 December 2005 that will remain effective and binding on the Parties for the period provided in the Confidentiality Agreement. The Parties agree that the terms and conditions of this Agreement shall be deemed to be "Confidential Information" as such term is defined in the Confidentiality Agreement. Notwithstanding any other provision of this Agreement, neither Party may disclose the Agreement or any of the terms and conditions of the Agreement to any other entity without the written consent of the other Party during the term of this Agreement and for a period of one year thereafter.

13.	Miscellaneous

(a)	Relationship of Parties.

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or several. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

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(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, thai it does waive, release or modify such right.

(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though ail Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement.

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail.

(h)	Interpretation.

i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

iii)	Gender. Reference to any gender includes a reference to all other genders.

iv)	Article. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement.

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v)	Include. "include" and "including" shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

(i)	Counterpart Execution.

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements,

No press release concerning any of the terms hereof or the existence of this Agreement shall be made without the prior written approval of the other Party. Any Party desiring to issue a press release shall provide a written copy of the proposed press release to the other Party and the other Party shall advise the releasing Party of any changes it proposes before the elapse of forty-eight (48) hours from the date such notice is received. If no written response is received within the time specified above, the press release shall be deemed approved Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws.

(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

(1)	Term

The Agreement shall be deemed effective on the Effective Date, but such effect is subject to the execution of the Agreement by the Parties and confirmation by the Parent that its Management Committee has approved the execution of this Agreement, and shall continue in effect until (i) terminated as provided herein or until (ii) the Parties have fully performed their obligations hereunder, whichever first occurs.

Signature Page follows

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Execution Version

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ERHC Energy, Inc.

By:	/s/ Walter F. Brandhuber
Walter F. Brandhuber
President and Chief Executive Officer

Addax Petroleum Resources Nigeria Limited

By:	/s/ Leslie Blair
L. L. Blair
Director

For and on behalf of
Addax Petroleum Corporation

By:	/s/ Jean Claude Gandur
Jean Claude Gandur

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ERHC Energy, Inc.

By:	/s/Walter F. Brandhuber
Walter F. Brandhuber
President and Chief Executive Officer

Addax Energy Nigeria Limited

By:	/s/ Leslie Blair
L. L. Blair
Director

Sinopec International Petroleum Exploration and Production Co. Nigeria Limited

By:	/s/ Ling Ming Xiang
Ling Ming Xiang
Managing Director

Signed by Addax Petroleum Corporation and Sinopec International Petroleum Exploration and Production Corporation only for the purposes of offering the provisions of Section [illegible].

For and on behalf of
Addax Petroleum Corporation

By:
Jean Claude Gandur

Sinopec International Petroleum Exploration and Production Corporation

By:	/s/ Zhou Báxíu
Zhou Báxíu

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Execution Version

PARTICIPATION AGREEMENT

This Participation Agreement (“Agreement”) made and entered into this 17th day of November, 2005 by and between

ERHC Energy., Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”), and

Addax Petroleum (Nigeria Offshore 2) Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”); and Addax Petroleum NV, a company incorporated in Curacao, NA (hereinafter referred to as “Parent”).

Each of ERHC and Addax is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of Sao Tome e Principe and the Joint Development Authority (the “JDA”) of the Nigeria-Sao Tome e Principe Joint Development Zone (the “JDZ”), to wit:

•	The Memorandum of Agreement between the Democratic Republic of Sao Tome e Principe and ERHC dated May 21, 2001; and

•	Option Agreement between the Democratic Republic of Sao Tome e Principe and ERHC dated April 2, 2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the “Option Agreements”); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ; and

WHEREAS, the Parties acknowledge that under the terms of the Option Agreements ERHC has elected to acquire and was awarded a Participating Interest of twenty-five percent (25%) in Block 4, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Government acquiring parties to Block 4 (“PSC”) (“Option Interest”); and

WHEREAS, in addition to the Option Interest, a thirty-five percent (35%) Participating Interest in Block 4 was awarded to ERHC by letter from the JDA dated 9 June 2005 (“Bid Interest”); and

Execution Version

WHEREAS, Addax desires to acquire from ERHC a portion of the Option Interest and a portion of the Bid Interest for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable Addax to acquire a forty-two point three percent (42.3%) total Participating Interest and Addax agrees to accept such rights for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

“Affiliate” means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. “Controls,” “controlled by” and other derivatives shall be construed accordingly.

“Assigned Interest” means forty-two point three percent (42.3%) Participating Interest assigned to Addax in accordance with the Agreement.

“Assignment” means (i) the transfer, conveyance or assignment of the Assigned Interest from ERHC to Addax (occurring simultaneously with or after the execution of a PSC) by written document approved by the relevant Government authorities and/or (ii) the acquisition by Addax of the Assigned Interest by its execution of a PSC covering Block 4.

“Bid Interest” has the meaning ascribed to it in the Recitals.

“Block 4” means that geographical area designated as Block 4 of the JDZ designated by the coordinates promulgated by the JDA in accordance with the 2004 JDZ Licensing Round.

“Carried Costs” has the meaning ascribed to it in Section 3(c).

“Contractor” means the combination of all non-Government parties to the PSC for Block 4.

“Cost Oil” means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

“Costs” means the costs and obligations incurred by the Parties to perform Petroleum Operations and described in the PSC as “Operating Costs”.

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Execution Version

“Earning Period” means the period beginning on the Effective Date and ending on the date that Addax has recovered one hundred percent (100%) of the Carried Costs as provided in Sections 3(c), 3(g), 3(h) and 3(i) hereof.

“Effective Date” means the date first above written.

“Government” means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

“Joint Development Authority” or “JDA” means the Joint Development Authority established by Part Three of the Treaty.

“Joint Development Zone” or “JDZ” means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

“Joint Operating Agreement” or “JOA” means the Joint Operating Agreement to be entered into between all of the non-governmental parties in respect of Block 4 no later than the Transfer Date. Such JOA will be based on the 1995 AIPN Model Form International Operating Agreement and the AIPN 2000 Model Form Accounting Procedure.

“Operator” means the operator appointed in accordance with the terms of the PSC.

“Option Interest” has the meaning ascribed to it in the Recitals.

“Petroleum Operations” means all operations conducted in accordance with the PSC for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 4.

“Participating Interest” means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

“Petroleum Regulations” means the Petroleum Regulations 2003 enacted by the JDA, including any amendments thereto.

“Profit Oil” has the meaning ascribed to it in the PSC.

“PSC” has the meaning ascribed to it in the Recitals.

“Retained Interest” means seventeen point seven percent (17.7%) total Participating Interest retained by ERHC after giving effect to the Assignment.

“Transfer Date” means the date that the PSC is executed.

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Execution Version

“Treaty” means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of Sao Tome e Principe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

“Work Program” means the Petroleum Operations committed to be carried out by Contractor in Block 4 in accordance with the PSC.

2.	Assignment

(a)
ERHC agrees to use its reasonable efforts to cause Addax to acquire the Assigned Interest by direct execution of the PSC. However, in the event Addax does not execute the PSC directly, then subject to the satisfaction or waiver of the conditions precedent contained in Section 2(b) hereof, ERHC hereby agrees to grant, convey, assign and transfer, effective as of the Transfer Date, and no later than ten (10) days after the satisfaction of the conditions precedent contained in Section 2(b) (or waiver by the affected Party), the Assigned Interest.

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, ERHC's obligation to convey and Addax's obligation to accept, the Assigned Interest as provided above in Section 2(a), is subject to the occurrence of each of the following conditions precedent:

(i)
A PSC covering Block 4 is executed by the JDA, Addax and ERHC, or if Addax is not a signatory to the PSC, then the date on which the relevant Government authorities have approved the transfer of the Assigned Interest to Addax;

(ii)	The Representations and Warranties of Addax and Parent contained in Section 5 hereof are true as of the Effective Date and the Transfer Date;

(iii)	Addax is appointed as Operator under the PSC;

(iv)	The JOA is signed by all of the parties to the PSC on or prior to the Transfer Date; and

(v)	The Management Committee of Parent approves the execution of this Agreement no later than November 25, 2005.

(c)
If an Assignment is not made because the conditions precedent are not fulfilled (or waived by the affected Party) within two years after the Effective Date, then the Parties may elect to extend the Agreement for mutually agreeable periods or, a Party by written notice to the other Party, may terminate this Agreement (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

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Execution Version

3.	Addax's Obligations

(a)
Upon the acquisition of the Assigned Interest by Addax and with effect from the Transfer Date, Addax shall be obligated to pay all Costs and other obligations attributable to the Assigned Interest in accordance with the PSC, the JOA and any other applicable agreements.

Addax shall bear and pay for all taxes, fees and other similar costs assessed by the Government in connection with the transfer, conveyance or assignment of the PSC to Addax (but specifically excluding income taxes owed by ERHC as provided in Section 6 hereof) and Addax agrees to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

(c)
In addition to the obligations contained in Sections 3(a) and 3(b), Addax agrees to pay, on behalf of ERHC, ERHCs share of all (i) Costs and (ii) other costs and obligations that are chargeable to the Joint Account under the JOA whether subject to cost recovery under the PSC or not, attributable to the Retained Interest during the Earning Period (the “Carried Costs”).

Addax agrees to pay any signature bonus payable in respect of the Assigned Interest and the Retained Interest.

(e)
Addax shall also be obligated to furnish all financial guarantees required by the PSC, the JOA or other laws and regulations of the JDZ and JDA in respect of the Assigned Interest and the Retained Interest, and shall continue to maintain such guarantees in place during the Earning Period.

In the event ERHC is required to obtain a licensing agreement with PGS for its seismic data set (“Licensed Data”), ERHC will be responsible for obtaining a separate licensing agreement for the Licensed Data, and Addax will reimburse ERHC for one hundred percent (100%) of the costs associated with said licensing agreement and all of such costs will be deemed Carried Costs incurred by Addax pursuant to Section

(g)
Addax shall be entitled to receive up to one hundred percent (100%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC until it has recovered all of the Carried Costs recoverable under the PSC that are attributable to the Retained Interest (“Cost Recovery”).

In addition, Addax shall be entitled to receive an additional amount up to fifty percent (50%) of the allocation of Profit Oil attributable to the Retained Interest until it has recovered all of the Carried Costs that are not recoverable under the PSC, but are incurred as Joint Account costs under the JOA (specifically excluding any amounts incurred by Addax pursuant to Sections 3(d) and 4(a) hereof) (“Cost Recovery”).

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Execution Version

Addax accepts the terms and conditions set by the JDA for the awards of Block 4 and specifically acknowledges and agrees to pay the signature bonus and fulfill the minimum work program attributable to the Assigned Interest and the Retained Interest.

Addax may not withdraw from the PSC after the Assignment prior to the completion of the Work Program for Phase I of the Exploration Period of the PSC (“Phase I”). However, after the completion of the Work Program for Phase I, nothing contained in this Section 3 shall prevent Addax from relinquishing its Participating Interest and withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. The Parties agree to support the position in the JOA that if Addax elects to relinquish its Participating Interest and withdraw entirely from the PSC and the JOA after the completion of the Work Program for Phase I, any preemption rights, preferential purchase rights, or similar provisions shall not apply to Addax's interest and Addax will convey back to ERHC, free of all costs and encumbrances, the Assigned Interest and all Addax obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party.

4.	Undertakings of the Parties

Addax shall pay to ERHC by wire transfer of readily available funds, (i) no later than ten (10) days after the execution of this Agreement, the sum of One Million Three Hundred and Fifty Thousand US dollars (US$ 1,350,000), and (ii) no later than ten (10) days after the execution of the PSC in respect of Block 4 or the acquisition of the Assigned Interest by Addax, whichever is later, the sum of Sixteen Million Six Hundred and Fifty Thousand US dollars (US$16,650,000).

(b)
ERHC and Addax shall both participate in the negotiation of the PSC and Addax, in consultation with ERHC, shall act as the lead negotiator for the Parties during such negotiation. Addax shall appoint negotiators mutually acceptable to ERHC who shall be authorized to participate in the PSC negotiations with ERHC and on behalf of Addax. Both Parties shall be advised of upcoming meetings with the JDA and consult regarding strategy, contract terms and conditions, and the progress of negotiations. Each of such Parties shall be entitled to be present at and participate in all negotiations with the JDA, if possible.

(c)	Neither Party shall have the right to bind the other Party without such Party's prior written approval.

(d)	Notwithstanding anything to the contrary contained herein, each Party shall bear its own costs related to the negotiation and execution of this Agreement, the PSC and the JOA.

Except as provided in the next sentence, if Addax terminates this Agreement for any reason prior to the Transfer Date, and subsequently acquires an interest in Block 4, it shall immediately notify ERHC, and upon request, execute such documentation as is necessary to vest ERHC with an interest consistent with the terms and conditions of this Agreement. However, if the JDA withdraws all awards in respect of Block 4 and places Block 4 in a subsequent bid round, then the Parties shall use reasonable endeavors to execute a mutually acceptable bidding agreement (using the AIPN Bidding Agreement Form as a model) and submit a joint bid for Block 4. If the bid is successful, this Agreement shall then apply to bid interest acquired by the Parties. If the bid is not successful and neither ERHC or Addax is awarded an interest in Block 4, then either Party may acquire an interest in Block 4 from one or more of the successful bidders without any further obligations to the other Party.

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Execution Version

(f)	During the Earning Period ERHC shall vote its the Participating Interest in all matters requiring a vote of the Parties under the JOA as directed by Addax.

5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado, U.S.A. and that it has full power and authority to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Agreement and the other agreements contemplated by this Agreement;

(iii)
Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under the Option Agreements, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the interests to be assigned hereunder;

(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 4 or ERHCs right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

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Execution Version

(vi)
The Assigned Interests are not subject to any material adverse contractual obligations or to any net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances whether created by ERHC or otherwise, and there is no agreement to create the same;

(vii)
ERHC owns the rights granted under the Option Interest and such rights have not been revoked or terminated, nor, to ERHCs knowledge, has there been any claims by any Government authority to terminate such rights;

(viii)	As of the Transfer Date, ERHC shall have the authority to assign the Assigned Interest to Addax, but only as permitted and authorized by the JDA and any other appropriate governmental authorities;

(ix)
To ERHCs knowledge, ERHC has furnished to Addax correct copies of all documents in its possession that are relevant to the Assigned Interest except for documents that cannot be disclosed to Addax because of existing confidentiality agreements; and

(x)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings (“Actions”) pending, or to ERHCs knowledge, threatened, before any Governmental authority, mediator or arbitrator with respect to the Block 4 or Actions pending, or, to ERHCs knowledge, threatened, before any Governmental authority, mediator or arbitrator against ERHC that will impair ERHCs ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by ERHC.

(b)	Addax hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation that has been duly formed and currently exists in good standing under the laws of Nigeria and that it has full power and authority to execute this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Addax has all necessary corporate power and authority to execute and accept the Agreement;

(iii)	The Parent will execute this Agreement solely for the purpose of asserting that Addax or Parent will satisfy all of Addax's obligations hereunder;

(iv)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

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Execution Version

Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of, or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to Addax or the Assigned Interest;

It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 4 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein; and

(vii)
There are no claims, actions, suits, audits, demands, arbitrations, mediations, formal investigations, or proceedings (“Actions”) pending, or to Addax's knowledge, threatened,, before any Governmental authority, mediator or arbitrator with respect to the Block 4 or Actions pending, or, to Addax's knowledge, threatened, before any Governmental authority, mediator or arbitrator against Addax that will impair Addax's ability to perform its respective obligations under this Agreement and the documents required to be executed and delivered by Addax.

(c)	Mutual Representations and Warranties

Each Party warrants that it and its Affiliates and any of their respective directors, officers, employees or agents acting on behalf of such Party have not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, Sao Tome e Principe or the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company; or (iii) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and the Convention's Commentaries. Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party. Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it. Each Party must rely on the other Parties' system of internal controls, and on the adequacy of fall disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement. No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction, or which would put such Party in violation of its obligations under the laws applicable to the operations under this Agreement.

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Execution Version

The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

All representations and warranties made under this Article 5 shall be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

(d)	Indemnities

Each Party shall defend, indemnify and hold the other Parties harmless from any and all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party in respect of the warranties made in Section 5(c)(i) hereof, Such indemnity obligation shall survive termination or expiration of this Agreement.

From and after the Transfer Date for the period specified in Section 5(d)(iv), ERHC agrees to indemnify and hold Addax and Parent harmless from and against any claims, causes of action, losses, damages, or liabilities of any kind or character (“Damages”):

(1)	that arise out of the breach by ERHC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with (x) the Assigned Interest or any operations that are attributable to the period of time prior to the Transfer Date and (y) the Retained Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date, even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of Addax.

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Execution Version

From and after the Transfer Date for the period specified in Section 5(d)(iv), Addax agrees to indemnify and hold ERHC harmless from and against any Damages

(1)	that arise out of the breach by Addax occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)
that arise in connection with the Assigned Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date even if such damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of ERHC.

Except as otherwise provided in Section 5(d)(i), from and after the Transfer Date, this Section 5(d) contains the Parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties that occur prior to the Transfer Date. Except as otherwise provided in Section 5(c)(i), any claim for indemnity hereunder must be made prior to the expiration of two (2) years from the Transfer Date.

Between the Effective Date and the Transfer Date, in the event of a breach by either Party of any of the representations, warranties, covenants, and agreements contained herein, that cannot be cured to the satisfaction of the non-breaching Party within a reasonable period not to exceed ninety (90) days, the non-breaching Party has the additional remedy of terminating this Agreement at its sole discretion (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

The indemnity to which each Party is entitled under this Section 5 shall be for the benefit of and extend to such Party's present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 5 by any such Affiliate, director, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement.

(e)	Disclaimer of Other Representations and Warranties.

Except for the representation and warranties provided in this section, ERHC and Addax make no, and disclaim any, warranty or representation of any kind, either express, implied, statutory, or otherwise, including, without limitation, the accuracy or completeness of any data, reports, records, projections, information or materials now, heretofore, or hereafter furnished or made available to ERHC and Addax in connection with this Agreement.

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Execution Version

6.	Tax

(a)
Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of such Party and the satisfaction of such Party's share of all obligations under the PSC and under this Agreement. Each Party shall protect, defend and indemnify the other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall attempt to adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

(b)
If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

(c)	United States Tax Election.

(i)
If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter “K”, Chapter 1, Subtitle “A” of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent permitted and authorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1(b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

(ii)
No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter “K”, Chapter 1, Subtitle “A” of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

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Execution Version

(iii)
Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by mail, courier service or by facsimile and properly addressed to the other Party. Verbal and email communication does not constitute notice for purposes of this Agreement, and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. “Received” for purposes of this Article shall mean actual delivery of the notice to the address of the Party specified hereunder.

Addresses	Names of Representatives

ERHC Energy, Inc	Ali Memon
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: 1-713-626-4700
Facsimile: 1-713-626-4704

Addax Petroleum (Nigeria Offshore 2) Limited	Managing Director
No. 10 Bishop Aboyade Cole Street
Victoria Island, Lagos
Nigeria

Phone: 234(1)461 2400
Fax: 234 (1) 262 1915

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Execution Version

8.	Governing Law: Dispute Resolution

(a)	Governing Law

The substantive law of England and Wales, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith discussions between the senior management of the Parties shall be exclusively and finally settled by arbitration in accordance with this Section 8.

Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the London Court of International Arbitration (“LCIA”)-

The arbitration proceedings shall be conducted in London, England in the English language in accordance with the Rules of the LCIA as in effect on the date of this Agreement (“Rules”). The applicable authorities in respect to procedural matters, in order of precedence for purposes of the arbitration, shall be this Agreement, the Rules, and laws of England and Wales.

(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)	Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration.

The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the LCIA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years (including at least five (5) years experience international) experience in the legal and/or commercial aspects of the petroleum industry.

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Execution Version

(viii)
None of the arbitrators shall have been an employee of or consultant to either Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

(ix)
The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party that does appear. The arbitrators shall be required to give written reasons for their decision,

(x)
The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

(xii)
The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators.

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America and Nigeria are signatories, and may be entered and confirmed in any court having jurisdiction,

Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

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Execution Version

9.	Force Majeure

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments. Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it. All such disputes shall be handled within the sole discretion of the affected Party. The term “Force Majeure” as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts, labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or accident to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Government authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

10.	Subsequent Transfer of Interest

(a)
No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. Except as specifically provided herein, any transfer after the execution of the JOA shall be subject to the provisions of the JOA.

(b)
Addax may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending ERHC advance written notice of its intention to assign such interest. Addax and Parent shall guarantee the performance of the Affiliate's obligations under this Agreement.  Addax may assign or transfer all or any of its rights or obligations hereunder to a third party not an Affiliate of Addax that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being transferred, but such transfer shall not be effective until ERHC has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and such assignee has executed documentation satisfactory to ERHC assuming all of the obligations of Addax under this Agreement and the JOA with respect to the interest so assigned. Addax agrees that any attempt to assign an interest to a third party that is subject to sanctions by the United States government that would prohibit ERHC from owning it Participating Interest in Block 4 shall be null and void and of no effect.

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Execution Version

ERHC may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending Addax advance written notice of its intention to assign such interest. ERHC shall guarantee the performance of the Affiliate's obligations under this Agreement ERHC may assign or transfer all or any of its rights and obligations hereunder to a third party not an Affiliate corresponding to the interest being assigned in accordance with the provisions of the JOA and to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. No assignment by ERHC to a third party not an Affiliate of ERHC shall be effective until Addax has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and assignee has executed documentation satisfactory to Addax assuming all of the obligations of ERHC under this Agreement and the JOA with respect to the interest so assigned.

11.	Liability

Notwithstanding any other provisions of this Agreement, in no event shall any Party be liable to the other Party for special, indirect or consequential damages in connection with this Agreement or with respect to any operations related thereto.

If Addax fails to pay any of the amounts due under this Agreement by the applicable due dates, such amounts shall accrue interest at the interest rate provided in the JOA calculated from the due date until the date of payment.

If Addax fails to pay any of the amounts due under this Agreement (but are not otherwise due and payable under the JOA) by the applicable due dates, and such amount(s) remain unpaid for a period often (10) days, any such amounts shall be deemed to be in default. At any time after a default, ERHC shall have the right to send Addax a written notice stating the amount and cause of such default and Addax shall have no more than fifteen (15) days after receiving such notice to remedy such default or send a written counter-notice to ERHC stating the reasons why Addax disputes such default. If the Parties do not reach agreement on the disposition of the default within thirty (30) days after receipt of either such notice, then either Party may refer the dispute to arbitration in accordance with Section 8 hereof. If the arbitrator determines that Addax is a defaulting Party and does not cause Addax to cure the default by payment of the amounts due, then ERHC shall be entitled to all remedies that would be available to a non-defaulting party under the JOA, applied mutatis mutandis to this Agreement, as if ERHC and the Addax were the only parties to the JOA.

17

Execution Version

12.	Confidentiality

The Parties have executed a Confidentiality Agreement dated 20 October 2005 that will remain effective and binding on the Parties for the period provided in the Confidentiality Agreement. The Parties agree that the terms and conditions of this Agreement shall be deemed to be “Confidential Information” as such term is defined in the Confidentiality Agreement. Notwithstanding any other provision of this Agreement, neither Party may disclose the Agreement or any of the terms and conditions of the Agreement to any other entity without the written consent of the other Party during the term of this Agreement and for a period of one year thereafter.

13.	Miscellaneous

(a)	Relationship of Parties.

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or several. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, that it does waive, release or modify such right.

18

Execution Version

(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement.

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail.

(h)	Interpretation.

i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

iii)	Gender. Reference to any gender includes a reference to all other genders,

iv)	Article. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement.

v)	Include. “include” and “including” shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

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Execution Version

(i)	Counterpart Execution.

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements.

No press release concerning any of the terms hereof or the existence of this Agreement shall be made without the prior written approval of the other Party. Any Party desiring to issue a press release shall provide a written copy of the proposed press release to the other Party and the other Party shall advise the releasing Party of any changes it proposes before the elapse of forty-eight (48) hours from the date such notice is received. If no written response is received within the time specified above, the press release shall be deemed approved. Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws.

(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

(1)	Term

The Agreement shall be deemed effective on the Effective Date, but such effect is subject to the execution of the Agreement by the Parties and confirmation by the Parent that its Management Committee has approved the execution of this Agreement, and shall continue in effect until (i) terminated as provided herein or until (ii) the Parties have fully performed their obligations hereunder, whichever first occurs.

Signature Page follows

20

Execution Version

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ERHC Energy, Inc.

By:	/s/ Ali Memon
Ali Memon
President and Chief Executive Officer

Addax Petroleum (Nigeria Offshore 2) Limited

By:	/s/ I. L. Blair
I. L. Blair
Director

For and on behalf of
Addax Petroleum NV

By:	/s/ Jean Claude Gandur
Jean Claude Gandur

21

SECOND AMENDMENT TO PARTICIPATION AGREEMENT
Block 4 Joint Development Zone

This Amendment to Participation Agreement (“Agreement”) made and entered into this 14th day of March 2006 by and between

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”), and

Addax Petroleum (Nigeria Offshore 2) Limited, a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”) and Addax Petroleum NV, a company incorporated in Curacao, as Parent.

Each of ERHC and Addax is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS, the Parties have executed a Participation Agreement dated 17 November 2005 (the “PA”) wherein the Parties agreed to the terms and conditions whereby Addax would earn certain rights in Block 4 of the Nigeria-Sao Tome e Principe Joint Development Zone (the “JDZ”); and

WHEREAS, the Parties have executed an Amendment to Participation Agreement dated 23 February 2006; and

WHEREAS, the Parties now wish to further amend the PA as provided in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.             We have been advised that the PSC in respect of Block 4 will be executed on 14 March 2006 or later and that the division of interest in the PSC will show that the ERHC/Addax consortium (including preferential rights) will be sixty percent (60%). In order to give effect to the PA, as amended, Addax and ERHC shall, immediately upon the execution of the PSC execute the letter attached hereto as Exhibit “1” (the “JDA Letter) that will result in Addax owning a thirty-three and three tenths percent (33.3%) interest and ERHC owning a twenty-six and seven-tenths percent (26.7%) participating interest in and to the PSC covering Block 4. ERHC and Addax will do such acts as is necessary to seek approval from the Joint Development Authority to the JDA Letter and the Assignment.

2.              Except as specifically amended by this Agreement, the PA shall remain unchanged. The Parties hereby affirm and ratify the PA as amended by this Agreement.

Done and executed this 14th day of March 2006.

ERHC Energy, Inc.

/s/ Walter F. Brandhuber
Walter F. Brandhuber
President and Chief Executive Officer

Addax Petroleum (Nigeria Offshore) Limited

/s/ I. L. Blair
I. L. Blair
Director

For anion behalf of
Addax Petroleum NV

By:
Jean Claude Gandur
Chairman

Exhibit “1”

March 14, 2006

Mr. Carlos Gomes
The Chairman
Nigeria-Sao Tome & Principe
Joint Development Authority
Plot 1101 Aminu Kano Crescent
Wuse II, Abuja
Nigeria

NIGERIA-SAO TOME E PRINCIPE JOINT DEVELOPMENT ZONE - BLOCK 4

Dear Sir:

Congratulations are in order for all involved in the successful execution of the Block 4 PSC on this date.

Please be advised that the interest shown for the ERHC/Addax consortium (including pre-existing rights) as a total of 60% shall be individually owned by Addax in the proportion of 33.3% and by ERHC in the proportion of 26.7%. We have this day entered into an Amendment and Ratification of the JOA executed by all parties to the PSC and JOA whereby this interest is accepted for ERHC and Addax.

We are looking forward to a long and prosperous project in the development of Block 4.

Sincerely,

ERHC Energy Nigeria Block 3 JDZ Limited	Addax Petroleum (Nigeria Offshore 2) Limited

Walter F. Brandhuber	I. L. Blair
President and CEO	Director

am no 3

PARTICIPATION AGREEMENT

This Third Amendment to a Participation Agreement (“Agreement”) is made and entered into this 14th day of July, 2006 by and between

ERHC Energy Nigeria JDZ Block 4 Limited a corporation organized and existing under the laws of Nigeria (hereinafter referred to as (“ERHC”),

ERHC Energy, Inc., a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC Inc”), and

Addax Petroleum JDZ 4 Limited (formerly Addax Petroleum (Nigeria Offshore 2) Limited), a company incorporated in the Federal Republic of Nigeria (hereinafter referred to as “Addax”); and Addax Petroleum NV, a company incorporated in Curacao, NA (hereinafter referred to as “Parent”).

Each of ERHC, ERHC Inc and Addax is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS the Parties have executed a Participation Agreement dated 17th agreement dated 11th April 2006 (the “Amendments”) (the Amendments and the original agreement are together herein referred to as the “PA”) wherein the Parties agreed to the terms and conditions whereby Addax would earn certain rights in Block 4 of the Nigeria-Sao Tome e Principe Joint Development Zone (the “JDZ”);

WHEREAS by a letter dated 10th April 2006 ERHC Inc assigned its rights and obligations under the PA (other than its obligation to guarantee ERHC's obligations under the PA pursuant to clause 10 (c) thereof) to ERHC;

WHEREAS ERHC Inc has an existing arrangement with Godsonic Oil Company Limited (“Godsonic”) whereby a nine percent (9%) Participating Interest was to be transferred by ERHC to Godsonic (the “Godsonic Interest”); and

WHEREAS Godsonic has not required the transfer to it of the Godsonic Interest within the Option Period and the Parties have agreed to extend the Option Period for a further period of one month, in order that negotiations may be concluded between ERHC and Godsonic, on and subject to the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1

am no 3

1.	The Option Period shall be extended for a further period of thirty (30) days expiring on 9th August 2006.

2.	Except as specifically amended by this Agreement, the PA shall remain unchanged. The Parties hereby affirm and ratify the PA as amended by this Agreement.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ERHC Energy, Inc.

/s/ Walter F Brandhuber
Walter F Brandhuber
President and Chief Executive Officer

ERHC Energy Nigeria JDZ Block 4 Limited

By:	/s/ Walter F Brandhuber

Walter F Brandhuber
President and Chief Executive Officer

Addax Petroleum JDZ 4 Limited

By:	/s/ David Codd
David Codd
Authorised signatory

For and on behalf of
Addax Petroleum NV

By:	/s/ David Codd
David Codd
Authorised Signatory

2

Execution Version

PARTICIPATION AGREEMENT

This Participation Agreement (“Agreement”) made and entered into this 22nd day of September, 2004 by and between

Environmental Remediation Holding Corporation, a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”), and

Noble Energy International, Ltd., a company incorporated in the Cayman Islands (hereinafter referred to as “Noble”) and Samedan of North Africa, Inc., a company incorporated in the State of Delaware, U.S.A. (herein referred to as “Parent”).

Each of ERHC and Noble is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH:

WHEREAS, ERHC holds rights under certain agreements between itself, the Government of Sao Tome e Principe and the Joint Development Authority (the “JDA”) of the Nigeria-Sao Tome e Principe Joint Development Zone (the “JDZ”), to wit:

•	The Memorandum of Agreement between the Democratic Republic of Sao Tome e Principe and ERHC dated May 21, 2001; and

•	Option Agreement between the Democratic Republic of Sao Tome e Principe and ERHC dated April 2, 2003; and

•	Administration Agreement between the JDA and ERHC dated April 7, 2003 (collectively hereinafter referred to as the “Option Agreements”); and

WHEREAS, the Option Agreements allow ERHC to elect to acquire from the JDA participating interests in certain Blocks within the JDZ; and

WHEREAS, the Parties acknowledge that under the terms of the Option Agreements ERHC has elected to acquire a Participating Interest of twenty-five percent (25%) in Block 4, subject to the terms of a Production Sharing Contract that will be negotiated between the JDA and all of the non-Government acquiring parties to Block-4 (“PSC”), and that, pursuant to the terms of the Option Agreements, such interest will not include an obligation to pay a pro-rata share of the applicable signature bonus (“the Option Interest”); and

WHEREAS, in addition to the Option Interest, additional Participating Interests in Block 4 may become available to either or both of the Parties by (i) direct execution of a PSC and/or by (ii) agreement with one or more Bid Parties (a “Bid Interest”); and

Execution Version

WHEREAS, the Parties acknowledge that the terms and conditions applicable to the PSC for Block 4, including but not limited to the Work Program, have not yet been agreed between the JDA and the non-Government parties to the PSC; and

WHEREAS, Noble desires to acquire from ERHC no less than fifty percent (50%) of the Option Interest; and

WHEREAS, if Bid Interests become available to either ERHC or Noble, Noble desires to acquire ninety percent (90%) of such Bid Interests (but not more than a cumulative thirty seven and one half percent (37.5%) Participating Interest out of such Bid Interests) for the consideration and upon the terms and conditions contained herein; and

WHEREAS, ERHC desires to assign, transfer, or otherwise convey such rights owned by ERHC that will enable Noble to acquire not more than a fifty percent (50%) total Participating Interest and Noble agrees to accept such rights for the consideration and upon the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	Definitions

“Affiliate” means a legal entity which controls, or is controlled by, or which is controlled by an entity which controls, a Party. For the purposes of this definition, control means the ownership directly or indirectly of more than fifty percent (50%) of the voting rights in a legal entity. “Controls,” “controlled by” and other derivatives shall be construed accordingly.

“Assigned Option Interest” means that portion of the Option Interest and related rights and obligations pertaining thereto to be transferred to Noble in accordance with the terms of this Agreement, including but not limited to copies of data, interpretations thereof and other information owned by ERHC in respect of Block 4.

“Assigned Bid Interest” means that portion of the Bid Interest as provided in Sections 4(b) and 4(c) hereof.

“Assignment” means (i) the transfer, conveyance or assignment of the Assigned Option Interest and/or the Assigned Bid Interest from ERHC to Noble (occurring simultaneously with or after the execution of a PSC) by written document approved by the relevant Government authorities, (ii) the transfer, conveyance or assignment of a Bid Interest from a Bid Party to Noble (occurring simultaneously with or after the execution of a PSC) by written document approved by the relevant Government authorities, and/or (iii) the acquisition by Noble of the Assigned Option Interest and/or the Assigned Bid Interest by its execution of a PSC covering Block 4.

Execution Version

“Bid Interest” has the meaning ascribed to it in the Recitals.

“Bid Party” means any entity that has the right to acquire all or a portion of the Participating Interest in a PSC.

“Block 4” means that geographical area designated as Block 4 of the JDZ designated by the coordinates promulgated by the JDA in accordance with the JDZ bid round that occurred in October, 2003.

“Carried Costs” has the meaning ascribed to it in Section 3(c).

“Contractor” means the combination of all non-Government parties to the PSC for Block 4.

“Cost Oil” means the quantity of crude oil allocated to the Contractor in accordance with the terms of the PSC for the recovery of allowable Costs by Contractor.

“Costs” means the costs incurred by the Parties to perform Petroleum Operations.

“Date of Commerciality” means the date that the first plan of development for Block 4 has been approved by the parties under the JOA and PSC and by the JDA.

“Earning Period” means the period beginning on the Transfer Date and ending on the first Date of Commerciality.

“Effective Date” means the date first above written.

“Excess Bid Interest” means any Bid Interest acquired by ERHC in excess of the sum of (i) the cumulative fifty percent (50%) maximum Participating Interest that Noble is entitled to acquire hereunder plus (ii) the Retained Option Interest and the Retained Bid Interest owned by ERHC.

“Government” means any nation or any political subdivision of such nation, including the JDA, and any department, court, commission, board, bureau, ministry, agency, or other instrumentality of such a nation or political subdivision, that exercises or is entitled to exercise administrative, executive, judicial, legislative, police, regulatory or taxing authority.

“Joint Development Authority” or “JDA” means the Joint Development Authority established by Part Three of the Treaty.

“Joint Development Zone” or “JDZ” means, subject to Article 5 and Article 31 (paragraph 5) of the Treaty, the area of seabed and subsoil, together with the superjacent waters, established as a joint development zone under Article 2 of the Treaty.

Execution Version

“Joint Operating Agreement” or “JOA” means the Joint Operating Agreement to be entered into between all of the parties in respect of Block 4 no later than the Transfer Date. Such JOA will be based on the 1995 AIPN Model Form International Operating Agreement and the AIPN 2000 Model Form Accounting Procedure. It is intended that the all of the non-Government parties to the PSC shall execute an identical JOA prior to the Transfer Date.

“Operator” means the operator appointed in accordance with the terms of the PSC.

“Option Interest” has the meaning ascribed to it in the Recitals.

“Petroleum Operations” means all operations conducted in accordance with the PSC for the purposes of exploring for, developing, exploiting and producing crude oil and/or natural gas from Block 4.

“Participating Interest” means as to any party to the PSC, the undivided interest of such party expressed as a percentage of the total interest of all parties in the rights and obligations derived from the PSC.

“Petroleum Regulations” means the Petroleum Regulations 2003 enacted by the JDA, including any amendments thereto.

“Profit Oil” means the balance of crude oil remaining after the allocation of Royalty Oil, Cost Oil, and Tax Oil in accordance with the provisions of the PSC.

“PSC” has the meaning ascribed to it in the Recitals.

“Retained Bid Interest” means the remaining portion of the Bid Interest owned by ERHC after giving effect to the provisions of Sections 4(b) and 4(c) hereof.

“Retained Option Interest”' means the remaining portion of the Option Interest owned by ERHC after the Assignment.

“Royalty” means the amount payable as Royalties to the JDA as defined in the Petroleum Regulations.

“Royalty Oil” means the quantity of crude oil that will generate an amount of revenues from the sale of crude oil equal to the actual amount necessary to pay Royalty and concession rentals.

“Tax” means the taxes payable pursuant to the Tax Regulations.

“Tax Regulations” means the Tax Regulations 2002 enacted by the JDA, including any amendments thereto.

“Tax Oil” means the quantity of crude oil allocated to the JDA in accordance with the terms of the PSC that will generate an amount of revenues from the sale of crude oil equal to the actual amount necessary to pay the Tax.

Execution Version

“Transfer Date” means the date that the PSC is executed.

“Treaty” means the Treaty signed on 21 February 2001 by the government of Nigeria and the government of Sao Tome e Principe in respect of the joint development of petroleum and other resources in the areas of the Exclusive Economic Zones of the two countries.

“Work Program” means the Petroleum Operations committed to be carried out by Contractor in Block 4 in accordance with the PSC.

2.	Assignment

(a)
ERHC agrees to use its reasonable efforts to cause Noble to acquire the Assigned Option Interest and the Assigned Bid Interest by direct execution of the PSC. However, in the event Noble does not execute the PSC directly, then subject to the satisfaction or waiver of the conditions precedent contained in Section 2(b) hereof, ERHC hereby agrees to grant, convey, assign and transfer, effective as of the Transfer Date, and no later than ten (10) days after the satisfaction of the conditions precedent contained in Section 2(b) (or waiver by the affected Party), the Assigned Option Interest and whatever interest it owns in the Assigned Bid Interest.

(b)	Conditions Precedent

Notwithstanding anything provided herein to the contrary, ERHC's obligation to convey and Noble's obligation to accept, the Assigned Option Interest and the Assigned Bid Interest as provided above in Section 2(a), is subject to the occurrence of each of the following conditions precedent:

(i)
A PSC covering Block 4 is executed by the JDA, ERHC and a Bid Party (if applicable), and the relevant Government authorities have approved the transfer of the Assigned Option Interest and the Assigned Bid Interest to Noble if Noble is not a signatory to the PSC;

(ii)	The Representations and Warranties contained in Section 5 hereof are true as of the Effective Date and the Transfer Date;

(iii)	The Board of Directors of Noble have approved the terms of the PSC that will govern the Assigned Option Interest and the Assigned Bid Interest.

(c)
If an Assignment is not made because the conditions precedent are not fulfilled (or waived by the affected Party) within two years after the Effective Date, then the Parties may elect to extend the Agreement for mutually agreeable periods or, a Party by written notice to the other Party, may terminate this Agreement (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

Execution Version

3.	Noble's Obligations

(a)
After the Transfer Date, Noble shall be obligated to pay all Costs and other obligations attributable to the Assigned Option Interest and the Assigned Bid Interest in accordance with the PSC, the JOA and any other applicable agreements.

(b)
Noble shall bear and pay for all taxes, fees and other similar costs assessed by the Government in connection with the transfer, conveyance or assignment of the PSC to Noble (but specifically excluding income taxes owed by ERHC as provided in Section 6 hereof) and Noble agrees to indemnify and hold ERHC harmless from any such taxes, fees or other costs relating to the Assignment.

(c)
In addition to the obligations contained in Sections 3(a) and 3(b), Noble agrees to pay, on behalf of ERHC, ERHC's Participating Interest share of costs and obligations attributable to the Retained Option Interest and the Retained Bid Interest during the Earning Period (the “Carried Costs”).

(d)
Noble shall also be obligated to furnish all financial guarantees required by the PSC or other laws and regulations of the JDZ and JDA in respect of the Assigned Option Interest, the Assigned Bid Interest, the Retained Option Interest and the Retained Bid Interest, and shall continue to maintain such guarantees in place during the Earning Period.

(e)
In respect of all Carried Costs incurred prior to the completion of the initial exploration phase defined in the PSC (“Phase I”), ERHC shall be entitled to receive one hundred percent (100%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC in respect of the Retained Option Interest and the Retained Bid Interest. In respect of Carried Costs incurred after the completion of Phase I until the end of the Earning Period, Noble shall be entitled to receive fifty percent (50%) of the allocation of Cost Oil attributable to Costs properly allocable to Cost Oil under the PSC in respect of the Retained Option Interest and the Retained Bid Interest until it has recovered the Carried Costs applicable to such period.

(f)	Noble agrees to pay any signature bonus related to the Assigned Bid Interest and the Retained Bid Interest, if applicable.

(g)
Noble may not withdraw from the PSC after the Assignment prior to the completion of the Work Program for Phase I of the PSC. However, after the completion of the Work Program for Phase I, nothing contained in this Section 3 shall prevent Noble from relinquishing its Participating Interest and withdrawing from the PSC in its sole discretion in accordance with the terms of the PSC and the JOA. If Noble elects to relinquish its Participating Interest and withdraw entirely from the PSC and the JOA, Noble will convey back to ERHC, free of all costs and encumbrances, the Assigned Option Interest and all Noble obligations provided in this Agreement shall terminate (except for obligations incurred prior to the withdrawal) and neither Party shall have any further obligations to the other Party. Noble's obligation to reassign the Assigned Option Interest as provided in this Section 3(g) shall not be diminished in any manner by any provisions contained in the JOA.

Execution Version

4.	Undertakings of the Parties

(a)
ERHC and Noble shall work together to identify opportunities to acquire additional Participating Interest from the JDA and/or one or more Bid Parties and to determine the terms and conditions under which a Bid Interest could be acquired and Noble shall be entitled in its sole discretion to acquire a maximum of fifty percent (50%) cumulative Participating Interest (including the total Assigned Bid Interest and Assigned Option Interest). If either Party becomes aware of an opportunity to acquire a Bid Interest from a Bid Party, it shall immediately notify the other Party giving full particulars of the potential interest that might be available. The Parties shall work closely together to determine if the opportunity is from a party that has the right to transfer such Bid Interest and if the initial terms and conditions are worthy of pursuit. If both Parties determine to move forward, an opportunity shall be deemed to be “made available” to Noble and the Parties shall then work closely together to negotiate an agreement acceptable to both Parties. Notwithstanding anything to the contrary in the Agreement, Noble shall never be obligated to acquire an available Bid Interest from a Bid Party or by direct execution of a PSC, and the consequences of such decision are contained in Sections 4(f) below.

(b)
If an agreement is reached with a Bid Party to acquire a Bid Interest from or through a Bid Party, Noble shall be entitled to receive ninety percent (90%) of the Bid Interest acquired under such agreement (hereinafter referred to as the “Assigned Bid Interest”) and ERHC shall receive the remaining ten percent (10%) of such interest (hereinafter referred to as the “Retained Bid Interest”).

(c)
If Noble acquires a Bid Interest by direct execution of a PSC, it shall be obligated to transfer to ERHC ten percent (10%) of the Participating Interest it acquires. The ten percent (10%) interest shall then be referred to as the Retained Bid Interest and the ninety percent (90%) retained by Noble shall be referred to as the Assigned Bid Interest. If ERHC, in its sole discretion, acquires a Bid Interest by direct execution of a PSC it shall be obligated to transfer to Noble ninety percent (90%) of such interest (but not more than a cumulative of fifty percent (50%) of the total Participating Merest), which shall then be referred to as the Assigned Bid Interest.

(d)	The total Assigned Bid Interest acquired by Noble shall not exceed thirty seven point five percent (37.5%).

(e)
Except as otherwise provided herein, if the Assigned Bid Interest equals a twenty-seven and one-half percent (27.5%) Participating Interest or more, the Assigned Option Interest shall be twelve and one-half percent (12.5%). If the Assigned Bid Interest equals zero, then the Assigned Option Interest shall be fifteen percent (15%). If the Assigned Bid Interest is greater than zero, but less than twenty-seven and one- half percent (27.5%), then the Assigned Option Interest shall calculated by reference to the following formula:

15% - (AssignedBidlnterest ÷ 27.5) x 2.5%

Execution Version

(f)	The application of the above Section 4(e) is limited by the following:

(i)
If a Bid Interest of twenty-seven and one-half percent (27.5%) or more is made available to Noble in accordance with Section 5(a), but Noble will not be appointed Operator, then Noble may elect to either (i) accept the Assigned Bid Interest without being named Operator or (ii) reduce the Assigned Bid Interest, but to the extent it reduces its Assigned Bid Interest below twenty-seven and one-half percent (27.5%) but greater than zero, instead of using the formula contained in Section 4(e) hereof to compute the Assigned Option Interest, the Assigned Option Interest shall be calculated by reference to the following formula:

15% - (AssignedBidlnterest ÷ 27.5) x 1.25%

(ii)
If a Bid Interest of less than twenty-seven and one-half percent (27.5%) (but not zero) from either a Bid Party or by direct execution of a PSC is made available to Noble in accordance with Section 5(a) hereof, but Noble elects to acquire no Bid Interest, then the Assigned Option Interest is twelve and one-half percent (12.5%).

(iii)	If no Bid Interest is made available to Noble from either a Bid Party or by direct execution of a PSC, then the Assigned Option Interest shall be fifteen percent (15%).

(iv)
If the JDA offers Noble the opportunity to acquire a Bid Interest by direct execution of a PSC and Noble declines to acquire any such Bid Interest, then the Assigned Option Interest shall be twelve and one-half percent (12.5%).

(g)
It is understood that it is Noble's desire to be named Operator under the PSC and JOA, particularly if Noble acquires a total Participating Interest of forty percent (40%) or more. ERHC agrees to support Noble as Operator of Block 4 under both the PSC and JOA. However, it is recognized that the JDA may alone decide the Operator of the PSC. To facilitate Noble's appointment as Operator, ERHC shall arrange introductions to the JDA for Noble's senior management and technical staff and Noble shall make such presentations and prepare such information as is requested by the JDA to cause the JDA to agree that Noble has the technical, financial and operational expertise to operate Block 4.

(h)
Noble shall pay ERHC, no later than ten (10) days after the Assignment, the sum of Two Million One Hundred and Twenty-three Thousand Five Hundred and Twenty US dollars (US$ 2,123,520) in order to reimburse ERHC for some of the sunk costs associated with the Assigned Option Interest incurred prior to the Effective Date.

Execution Version

(i)
ERHC shall take such steps as are necessary to enable Noble to participate in the negotiation of the PSC and Noble, in consultation with ERHC, shall act as the lead negotiator for the Parties during such negotiation. In the event the JDA does not permit Noble's direct participations the negotiations, Noble shall appoint a negotiator or negotiators mutually acceptable to ERHC who shall be authorized to participate in the PSC negotiations with ERHC and on behalf of Noble. Both Parties shall be advised of upcoming meetings with the JDA and consult regarding strategy, contract terms and conditions, and the progress of negotiations. Each of such Parties shall be entitled to be present at and participate in all negotiations with the JDA, if possible.

(j)	Neither Party shall have the right to bind the other Party without such Party's prior written approval.

(k)	Notwithstanding anything to the contrary contained herein, each Party shall bear its own costs related to the negotiation and execution of this Agreement, the PSC and the JOA.

(1)
Prior to the end of Phase I of the PSC, neither Party nor any of its Affiliates shall enter into any agreement with any entity or person pursuant to which such Party acquires an interest in Block 4 other than through this Agreement. If Noble terminates this Agreement for any reason, and subsequently acquires an interest in Block 4 prior to the end of Phase I of the PSC, it shall immediately notify ERHC, and upon request, execute such documentation as is necessary to vest ERHC with an interest consistent with the terms and conditions of this Agreement. Notwithstanding the above, ERHC shall be free to acquire Excess Bid Interest for its own account and is not obligated to offer any portion of this interest to Noble.

5.	Representation and Warranties

(a)	ERHC hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation duly formed and currently existing in good standing under the laws of the State of Colorado, U.S.A. and that it has full power and authority to execute and deliver this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and that the person executing on behalf of ERHC has all necessary corporate power and authority to execute the Agreement and the other agreements contemplated by this Agreement;

(iii)
Neither the execution of this Agreement nor the consummation of the transactions contemplated herein will be or was in conflict with or result in the breach of any provision of, or constitute a default under the Option Agreements, any judgment, decree, law, regulation, ordinance or other governmental order applicable to ERHC or the interests to be assigned hereunder;

Execution Version

(iv)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 4 or ERHCs right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein;

(v)
It has not gone into liquidation, made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(vi)
The Assigned Option Interests and Assigned Bid Interests (except as to obligations to third parties contained in agreements that convey the Bid Interest and disclosed to Noble) are not subject to any material adverse contractual obligations or to any net profits interests, overriding royalty interests, production payments or any mortgages, pledges, liens, burdens or other encumbrances whether created by ERHC or otherwise, and there is no agreement to create the same;

(vii)
ERHC owns the rights granted under the Option Interest and such rights have not been revoked or terminated, nor, to ERHCs knowledge, has there been any claims by any Government authority to terminate such rights;

(viii)
As of the Transfer Date, ERHC shall have the authority to assign the Assigned Option Interest to Noble, but only as permitted and authorized under the JDA and any other necessary governmental authorities; and

(ix)	ERHC has no agreements with any agents, representatives or other persons to represent them in Nigeria, Sao Tome or the JDA with respect to the matters covered by this Agreement.

(b)	Noble hereby represents and warrants that as of the Effective Date:

(i)	It is a corporation that has been duly formed and currently exists in good standing under the laws of the Cayman Islands and that it has full power and authority to execute this Agreement;

(ii)
The execution and delivery of this Agreement has been authorized by sufficient corporate action and the person executing on behalf of Noble has all necessary corporate power and authority to execute and accept the Agreement;

Execution Version

(iii)	The Parent will execute this Agreement solely for the purpose of asserting that Noble or Parent will satisfy all of Noble's obligations hereunder;

(iv)
It has not gone into liquidation made an assignment for the benefit of creditors, declared itself or been declared bankrupt or insolvent by a competent court or had a receiver appointed in respect of the whole or any part of its assets and has no plans to do so;

(v)
Neither the execution of this Agreement or the relevant Assignment nor the consummation of the transactions contemplated herein will be, or was, in conflict with or result in the breach of any provision of, or constitute a default under, any judgment, decree, law, regulation, ordinance or other governmental order applicable to Noble or the Assigned Interest; and

(vi)
It has not received any notice of default and is not, to the best of its knowledge, in default under any order, writ, injunction or decree of any court, or any agreement or obligation, to which it is a party or by which it is bound or to which it may be subject, affecting Block 4 or its right to enter into this Agreement or the Assignment or to carry out the transactions contemplated herein; and

(vii)
Noble has no agreements with any agents, representatives or other persons to represent them in Nigeria, Sao Tome or the JDA with respect to the matters covered by this Agreement, and in particular, has no contractual obligations to or any continuing relationship with Energy Equity Resources.

(c)	Mutual Representations and Warranties

(i)
Each Party warrants that it and its Affiliates and any of their respective directors, officers, employees or agents acting on behalf of such Party have not made, offered, or authorized and will not make, offer, or authorize with respect to the matters which are the subject of this Agreement, any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any public official (i.e., any person holding a legislative, administrative or judicial office, including any person employed by or acting on behalf of a public agency, a public enterprise or a public international organization) or any political party or political party official or candidate for office, where such payment, gift, promise or advantage would violate (i) the applicable laws of the United States of America, Nigeria, Sao Tome e Principe or the JDA (ii) the laws of the country of incorporation of such Party or such Party's ultimate parent company and of the principal place of business of such ultimate parent company; or (iii) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997, which entered into force on February 15, 1999, and the Convention's Commentaries. Each Party shall in good time (i) respond in reasonable detail to any notice from any other Party reasonably connected with the above-stated warranty; and (ii) furnish applicable documentary support for such response upon request from such other Party. Each Party agrees to (i) maintain adequate internal controls; (ii) properly record and report all transactions; and (iii) comply with the laws applicable to it. Each Party must rely on the other Parties' system of internal controls, and on the adequacy of full disclosure of the facts, and of financial and other data regarding the joint operations undertaken under this Agreement. No Party is in any way authorized to take any action on behalf of another Party that would result in an inadequate or inaccurate recording and reporting of assets, liabilities or any other transaction, or which would put such Party in violation of its obligations under the laws applicable to the operations under this Agreement.

Execution Version

(ii)	The execution of this Agreement by one of the Parties shall not trigger any liability or obligation as to any other Party other than those contained in this Agreement.

(iii)
All representations and warranties made under this Section 5 shall be deemed repeated and valid, true and correct as of the Transfer Date, and each Party agrees to inform the other Party of any material changes to the facts in the representations and warranties prior to the Transfer Date.

(d)	Indemnities

(i)
Each Party shall defend, indemnify and hold the other Parties harmless from and against any and all claims, damages, losses, penalties, costs and expenses arising from or related to, any breach by such Party in respect of the warranties made in Section 5(c)(i) hereof. Such indemnity obligation shall survive termination or expiration of this Agreement.

(ii)
From and after the Transfer Date for the period specified in Section 5(d)(iv), ERHC agrees to indemnify and hold Noble and Parent harmless from and against any claims, causes of action, losses, damages, or liabilities of any kind or character (“Damages”):

(1)	that arise out of the breach by ERHC occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

Execution Version

(2)
that arise in connection with (x) the Assigned Option Interest or any operations that are attributable to the period of time prior to the Transfer Date and (y) the Retained Option Interest and the Retained Bid Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date, even if such Damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of Noble.

(iii)	From and after the Transfer Date for the period specified in Section 5(d)(iv), Noble agrees to indemnify and hold ERHC harmless from and against any Damages

(1)	that arise out of the breach by Noble occurring prior to the Transfer Date of any of its warranties, representations and covenants under this Agreement; and

(2)	that arise in connection with the Assigned Option Interest and the Assigned Bid Interest or any operations relating thereto that are attributable to the period of time after the Transfer Date even if such Damages are caused in whole or in part by the negligence, whether sole, joint or concurrent, strict liability, or other legal fault of ERHC.

(iv)
Except as otherwise provided in Section 5(d)(i), from and after the Transfer Date, this Section 5(d) contains the Parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants, and agreements of the Parties that occur prior to the Transfer Date. Except as otherwise provided in Section 5(d)(i), any claim for indemnity hereunder must be made prior to the expiration of one year from the Transfer Date.

(v)
Between the Effective Date and the Transfer Date, in the event of a breach by either Party of any of the representations, warranties, covenants, and agreements contained herein, that cannot be cured to the satisfaction of the non-breaching Party within a reasonable period not to exceed ninety (90) days, the non-breaching Party has the additional remedy of terminating this Agreement at its sole discretion (and any financial obligations associated therewith) in which case neither Party shall have any further obligations to the other Party.

Execution Version

(vi)
The indemnity to which each Party is entitled under this Section 5 shall be for the benefit of and extend to such Party's present and former Affiliates, and its and their respective directors, officers, employees, and agents. Any claim for indemnity under this Section 5 by any such Affiliate, director, officer, employee, or agent must be brought and administered by the applicable Party to this Agreement

(e)	Disclaimer of Other Representations and Warranties.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES PROVIDED IN THIS SECTION, ERHC AND NOBLE MAKE NO, AND DISCLAIM ANY, WARRANTY OR REPRESENTATION OF ANY KIND, EITHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, THE ACCURACY OR COMPLETENESS OF ANY DATA, REPORTS, RECORDS, PROJECTIONS, INFORMATION, OR MATERIALS NOW, HERETOFORE, OR HEREAFTER FURNISHED OR MADE AVAILABLE TO ERHC AND NOBLE IN CONNECTION WITH THIS AGREEMENT.

6.	Tax

(a)
Each Party shall be responsible for reporting and discharging its own tax measured by the profit or income of such Party and the satisfaction of such Party's share of all obligations under the PSC and under this Agreement. Each Party shall protect, defend and indemnify the other Party from any and all loss, cost or liability arising from the indemnifying Party's failure to report and discharge such taxes or satisfy such obligations. The Parties intend that all income and all tax benefits (including deductions, depreciation, credits and capitalization) with respect to the expenditures made by the Parties hereunder will be allocated by the JDA tax authorities to the Parties based on the share of each tax item actually received or borne by each Party. If such allocation is not accomplished due to the application of the laws, regulations or other Government action, the Parties shall attempt to adopt mutually agreeable arrangements that will allow the Parties to achieve the financial results intended. Operator shall provide each Party, in a timely manner and at such Party's sole expense, with such information with respect to joint operations as such Party may reasonably request for preparation of its tax returns or responding to any audit or other tax proceeding.

(b)
If interpretation or enforcement of the PSC by the Government imposes joint and several liability on the Parties for any levy, charge or tax, the Parties agree to cross indemnify each other to the extent that such levy, charge or tax is owed by one Party individually.

(c)	United States Tax Election.

(i)
If, for United States federal income tax purposes, this Agreement and the operations under this Agreement are regarded as a partnership, each Party elects to be excluded from the application of all of the provisions of Subchapter “K”, Chapter 1, Subtitle “A” of the United States Internal Revenue Code of 1986, as amended (the “Code”), to the extent permitted and authorized by Section 761(a) of the Code and the regulations promulgated under the Code. Operator, if it is a U.S. Party, is authorized and directed to execute and file for each Party such evidence of this election as may be required by the Internal Revenue Service, including all of the returns, statements, and data required by United States Treasury Regulations Sections 1.761-2 and 1.6031(a)-1(b)(5) and shall provide a copy thereof to each U.S. Party. However, if Operator is not a U.S. Party, the Party who holds the greatest Participating Interest among the U.S. Parties shall fulfill the obligations of Operator under this Section. Should there be any requirement that any Party give further evidence of this election, each Party shall execute such documents and furnish such other evidence as may be required by the Internal Revenue Service or as may be necessary to evidence this election.

Execution Version

(ii)
No Party shall give any notice or take any other action inconsistent with the foregoing election. If any income tax laws of any state or other political subdivision of the United States or any future income tax laws of the United States or any such political subdivision contain provisions similar to those in Subchapter “K”, Chapter 1, Subtitle “A” of the Code, under which an election similar to that provided by Section 761(a) of the Code is permitted Operator (or each U.S. Party if required for such purpose) shall make such election as may be permitted or required by such laws and each Non-U.S. Party shall join therein to the least extent necessary to permit such election to be effectively made. In making the foregoing election or elections, each U.S. Party states that the income derived by it from operations under this Agreement can be adequately determined without the computation of partnership taxable income.

(iii)
Unless approved by every non-U.S. Party, no activity shall be conducted under this Agreement that would cause any non-U.S. Party to be deemed to be engaged in a trade or business within the United States under United States income tax laws and regulations or to be subject to any U.S. tax reporting or payment obligations that it would not otherwise be subject to.

7.	Notices

All notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English) and delivered in person or by mail, courier service or by facsimile and properly addressed to the other Party. Verbal and email communication does not constitute notice for purposes of this Agreement, and telephone numbers for the Parties are listed below as a matter of convenience only. A notice given under any provision of this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed, and the time for such Party to deliver any notice in response to such originating notice shall run from the date the originating notice is received. “Received” for purposes of this Article shall mean actual delivery of the notice to the address of the Party specified hereunder.

Execution Version

Addresses	Names of Representatives

Environmental Remediation Holding Corp.	Ali Memon
5444 Westheimer, Suite 1570	President & CEO
Houston, TX 77056
Phone: 1-713-626-4700
Facsimile: 1-713-609-4704

Noble Energy International, Ltd.	Rodney D. Cook
100 Northborough, Suite 100	Vice President
Houston, Texas 77060
Phone: 1-281-872-3100
Fax: 1-281-876-6158

8.	Governing Law: Dispute Resolution

(a)	Governing Law

The substantive law of Texas, exclusive of any conflicts of laws principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of disputes between or among Parties.

(b)	Dispute Resolution

(i)
The Parties agree, as a severable and independent arbitration agreement separately enforceable from the remainder of this Agreement, that any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including, without limitation, any dispute as to the construction, validity, interpretation, enforceability, or breach of this Agreement, or of any guaranty issued pursuant to or in connection with this Agreement, that cannot be settled through good-faith discussions between the senior management of the Parties shall be exclusively and finally settled by arbitration in accordance with this Section 8.

(ii)	Any Party may submit such a dispute, controversy, or claim to arbitration by notice to the other Party and the administrator for the American Arbitration Association (“AAA”).

(iii)
The arbitration proceedings shall be conducted in Houston, Texas in the English language in accordance with the International Arbitration Rules of the AAA as in effect on the date of this Agreement (“Rules”). The applicable authorities in respect to procedural matters, in order of precedence for purposes of the arbitration, shall be this Agreement, the Rules, and laws of New York.

Execution Version

(iv)	The arbitration shall be heard and determined by three (3) arbitrators.

(v)	Each Party shall appoint an arbitrator of its choice within twenty (20) days of the submission of the notice of arbitration.

(vi)	The Party appointed arbitrators shall in turn appoint a presiding arbitrator for the tribunal within twenty (20) days following the appointment of the second Party appointed arbitrator.

(vii)
If any Party fails to appoint its Party appointed arbitrator and/or the Party appointed arbitrators cannot reach agreement on a presiding arbitrator for the tribunal within the applicable period, the AAA shall act as appointing authority to appoint an independent arbitrator with at least ten (10) years (including at least five (5) years experience international) experience in the legal and/or commercial aspects of the petroleum industry.

(viii)
None of the arbitrators shall have been an employee of or consultant to either Party to this Agreement or any of its Affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim.

(ix)
The arbitrators shall not be bound by the rules of evidence and civil procedure. If a Party fails or refuses to appear at and participate in an arbitration hearing after due notice, the arbitrators may hear and determine the dispute on evidence produced by the Party that does appear. The arbitrators shall be required to give written reasons for their decision.

(x)
The award shall be issued in writing within sixty (60) days after the later of the close of the hearing, or the last day for submittal of information or other documents as requested for submittal by the arbitrators.

(xi)	The decision of the majority of the arbitrators shall constitute an award and said award shall be final and binding upon the Parties, and shall be without right of appeal.

(xii)
The award of the arbitrators shall take the form of an order to pay money damages in US Dollars, shall not include consequential, punitive or other special damages, and shall include interest from the date of dispute until paid.

(xiii)	The fees of the arbitrators and costs incidental to arbitration proceedings, including legal expenses of the Parties, shall be borne in accordance with the award of the arbitrators,

(xiv)
Any arbitration award rendered pursuant to this Agreement shall be enforceable in accordance with the provisions of the 1958 Convention on the Enforcement of Foreign Arbitration Awards of the United Nations to which the United States of America is a signatory, and may be entered and confirmed in any court having jurisdiction.

Execution Version

(xv)
Any governmental body, agency, or government-owned entity which is or becomes a Party to this Agreement agrees to waive all sovereign immunity by whatever name or title with respect to disputes, controversies or claims arising out of or in relation to or in connection with this Agreement, including without limitation, the jurisdiction of the arbitration panel, the enforcement and execution of any arbitration decision and award, and the issuance of any attachment or other interim remedy.

(xvi)
Privileges protecting attorney-client communications and attorney work product from compelled disclosure or use in evidence, as recognized by the jurisdiction in which each Party's parent is located, shall apply to and be binding in any arbitration proceeding conducted under this Section 8.

9.	Force Majeure

If as a result of Force Majeure, any Party is rendered unable, wholly or in part, to carry out its obligations under this Agreement, other than the obligation to pay any amounts due, then the obligations of the Party giving such notice, so far as and to the extent that the obligations are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused and for such reasonable period thereafter as may be necessary for the Party to put itself in the same position that it occupied prior to the Force Majeure, but for no longer period. The Party claiming Force Majeure shall notify the other Parties of the Force Majeure within a reasonable time after the occurrence of the facts relied on and shall keep all Parties informed of all significant developments. Such notice shall give reasonably full particulars of the Force Majeure and also estimate the period of time which the Party will probably require to remedy the Force Majeure. The affected Party shall use all reasonable diligence to remove or overcome the Force Majeure situation as quickly as possible in a commercially reasonable manner but shall not be obligated to settle any labor dispute except on terms acceptable to it. All such disputes shall be handled within the sole discretion of the affected Party. The term “Force Majeure” as employed herein shall mean acts of God, acts of public authorities, strikes, lockouts, labor boycotts (including those affecting the applicable Party's suppliers, contractors or transportation carriers), differences with workmen or failure of carriers to transport or furnish facilities for transportation, or other industrial disturbances, acts of the public enemy, war declared or undeclared, blockades, insurrections, riots, arrests, restraints of government and people, civil disturbances, epidemics, landslides, lightning, earthquakes, fires, storms, floods, washouts, explosions, breakage or accident to machinery or lines of pipe, the necessity for making repairs to or allocations of machinery or lines of pipe, freezing of wells or lines of pipe, partial or entire failures of wells, the inability to acquire equipment and materials at reasonable cost and after the exercise of reasonable diligence, litigation, arbitration, laws, orders, rules, regulations, requisitions or necessity of any governmental authority (including delays to obtain any necessary governmental approvals or authorizations on terms reasonably acceptable to the applicable Party or caused by the necessity to cooperate with any Government authority), and any other causes, whether of the kind herein enumerated or otherwise, not within the control of the Party claiming suspension and which, by the exercise of due diligence, such Party is unable to prevent or overcome.

Execution Version

10.	Subsequent Transfer of Interest

(a)
No Party shall assign or transfer all or any of its rights or obligations hereunder except in accordance with this Agreement and, if applicable, subject to any necessary consents of the JDA under the terms of the PSC and any other relevant regulations. Except as specifically provided herein, any transfer after the execution of the JOA shall be subject to the provisions of the JOA.

(b)
Noble may assign or transfer all or any of its rights or obligations hereunder to an Affiliate after sending ERHC advance written notice of its intention to assign such interest. Noble and Parent shall guarantee the performance of the Affiliate's obligations under this Agreement. Noble may assign or transfer all or any of its rights or obligations hereunder to a third party not an Affiliate of Noble that is capable of fully assuming and fulfilling the financial and technical obligations corresponding to the interest being transferred, but such transfer shall not be effective until ERHC has given its written consent (which consent shall not be unreasonably or arbitrarily withheld) and such assignee has executed documentation satisfactory to ERHC assuming all of the obligations of Noble under this Agreement and the JOA with respect to the interest so assigned.

(c)
The Parties agree that ERHC shall have the right to enter into negotiations with third parties and transfer all or part of the Retained Option Interest or the Retained Bid Interest and such transfer shall not be subject to the conditions of the JOA; provided that no transfer shall occur before the Transfer Date.

(d)
In the event ERHC decides to transfer all or part of the Retained Option Interest and/or the Retained Bid Interest, it shall first notify Noble in writing of its intention to transfer such interest and Noble shall have ten days to notify ERHC in writing that it would like to acquire the interest and the consideration that it will pay ERHC for such interest. ERHC must then notify Noble in writing within ten days of such notice that it will either accept Noble's offer or will transfer such interest to a third party.

(e)
In the event ERHC acquires an Excess Bid Interest, it shall have the right to convey, assign or otherwise transfer all or any portion of such Excess Bid Interest and any such transfer shall not be subject to the provisions of Section 10(d) hereof or the JOA.

Execution Version

11.	Liability

(a)
Notwithstanding any other provisions of this Agreement, in no event shall any Party be liable to the other Party for special, indirect or consequential damages in connection with this Agreement or with respect to any operations related thereto.

(b)
If Noble fails to pay any of the amounts due under this Agreement by the applicable due dates, such amounts shall accrue interest at the interest rate provided in the JOA calculated from the due date until the date of payment.

(c)
If Noble fails to pay any of the amounts due under this Agreement (but are not otherwise due and payable under the JOA) by the applicable due dates, and such amount(s) remain unpaid for a period often (10) days, any such amounts shall be deemed to be in default. At any time after a default, ERHC shall have the right to send Noble a written notice stating the amount and cause of such default and Noble shall have no more than fifteen (15) days after receiving such notice to remedy such default or send a written counter-notice to ERHC stating the reasons why Noble disputes such default If the Parties do not reach agreement on the disposition of the default within thirty (30) days after receipt of either such notice, then ERHC shall be entitled to all remedies that would be available to a non-defaulting party under the JOA, applied mutatis mutandis to this Agreement, as if ERHC and the Noble were the only parties to the JOA.

12.	Confidentiality

The Parties have executed a Confidentiality Agreement dated 8 April 2004 that will remain effective and binding on the Parties until the execution of the JOA. If no JOA is executed, Noble shall remain bound to the terms of such Confidentiality Agreement for the period provided in the Confidentiality Agreement. The Parties agree that the terms and conditions of this Agreement may be disclosed to governmental agencies as necessary to to fulfill the objectives of this Agreement, but otherwise shall be deemed to be “Confidential Information” as such term is defined in the Confidentiality Agreement.

13.	Miscellaneous

(a)	Relationship of Parties.

The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual, not joint or several. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or (except as explicitly provided in this Agreement) a trust This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever except as explicitly set forth in this Agreement. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries except as expressly provided in this Agreement.

Execution Version

(b)	Further Assurances.

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(c)	Waiver.

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released or modified any of its right under this Agreement unless such Party has expressly stated, in writing, that it does waive, release or modify such right.

(d)	Joint Preparation.

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable to this Agreement.

(e)	Severance of Invalid Provisions.

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

(f)	Modifications.

There shall be no modification of this Agreement except by written consent of all Parties.

(g)	Priority of Agreement.

In the event of any conflict between this Agreement and the JOA, this Agreement shall prevail.

(h)	Interpretation.

i)
Headings. The topical headings used in this Agreement are for convenience only and shall not be construed as having any substantive significance or as indicating that all of the provisions of this Agreement relating to any topic are to be found in any particular Section.

Execution Version

ii)	Singular and Plural. Reference to the singular includes a reference to the plural and vice versa.

iii)	Gender. Reference to any gender includes a reference to all other genders.

iv)	Article. Unless otherwise provided, reference to any Section or Annex means a Section or Annex of the Agreement

v)	Include. “include” and “including” shall mean to be inclusive without limiting the generality of the description preceding such term and are used in an illustrative sense and not a limiting sense.

(i)	Counterpart Execution.

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart. For purposes of assembling all counterparts into one document, ERHC is authorized to detach the signature page from one or more counterparts and, after signature thereof by the respective Party, attach each signed signature page to a counterpart. For the purposes of this Agreement, execution of the Agreement by facsimile shall be considered as an original signature.

(j)	Public Announcements.

No press release concerning any of the terms hereof or the existence of this Agreement shall be made without the prior written approval of the other Party. Any Party desiring to issue a press release shall provide a written copy of the proposed press release to the other Party and the other Party shall advise the releasing Party of any changes it proposes before the elapse of forty-eight (48) hours from the date such notice is received. If no written response is received within the time specified above, the press release shall be deemed approved. Nothing contained in this Section, however, shall be construed to require any Party to obtain approval of the other Party to disclose information with respect to the transaction contemplated by this Agreement to any governmental authority or agency to the extent required by applicable law or by any applicable rules, regulations or orders of any governmental authority or agency having jurisdiction or necessary to comply with disclosure requirements of any applicable securities laws.

(k)	Entirety.

With respect to the subject matter contained herein, this Agreement (i) is the entire agreement of the Parties; and (ii) supersedes all prior understandings and negotiations of the Parties.

Execution Version

(1)	Term

The Agreement shall be effective after execution by the Parties as of the Effective Date and shall continue in effect until (i) terminated as provided herein or until (ii) the Parties have fully performed their obligations hereunder, whichever first occurs.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ENVIRONMENTAL REMEDIATION HOLDING CORPORATION

By:	/s/ Ali Memon
Ali Memon
President and Chief Executive Officer

NOBLE ENERGY INTERNATIONAL, LTD.

By:	/s/ Rodney D. Cook
Rodney D. Cook
Vice President

PARENT

SAMEDAN OF NORTH AFRICA, INC.

By:	/s/ Rodney D. Cook
Rodney D. Cook
Vice President

Amendment Agreement

This Amendment Agreement is entered into this 9th day of December 2004 by and between Environmental Remediation Holding Corporation, a corporation organized and existing under the laws of the State of Colorado, U.S.A. (hereinafter referred to as “ERHC”), and Noble Energy JDZ Ltd. (successor in interest to Noble Energy International, Ltd.,) a company incorporated in the Cayman Islands (hereinafter referred to as “Noble”) and Samedan of North Africa, Inc., a company incorporated in the State of Delaware, U.S.A. (herein referred to as “Parent”). Each of ERHC and Noble is individually a “Party” and they are collectively the “Parties” to this Agreement.

WITNESSETH

WHEREAS, ERHC, Noble and Parent executed that certain Participation Agreement dated 21 September 2004 (“Participation Agreement”) which agreement is still in full force and effect; and

WHEREAS, the Parties wish to amend the Participation Agreement and then ratify such Participation Agreement as amended.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree that the Participation Agreement shall be amended as follows:

1.
The Parties acknowledge and approve that Noble Energy International Ltd. will transfer its interest in the Participation Agreement to Noble Energy JDZ Ltd., so that everywhere that the word “Noble” appears in the Participation Agreement shall now refer to the entity Noble Energy JDZ Ltd.

2.	Recital number seven is amended to read as follows:

WHEREAS, Noble intends to submit a bid for all the remaining available interest in Block 4 and, if successful, Noble desires to acquire ninety percent (90%) of the Bid Interests (but not more than a cumulative thirty seven and one half percent (37.5%) Participating Interest out of such Bid Interests) and one hundred percent (100%) of the Excess Bid Interest for the consideration and upon the terms and conditions contained herein; and

3.	Definition of “Excess Bid Interest” is amended to read as follows:

“Excess Bid Interest” means any Bid Interest in excess of the sum of (i) the Assigned Option Interest and the Assigned Bid Interest owned by Noble, plus (ii) the Retained Option Interest and the Retained Bid Interest owned by ERHC.

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4.	Section 4(a) is amended to read as follows:

The Parties shall discuss and cooperate in the determination of the terms of the bid application for a PSC on Block 4 to be submitted by Noble to the JDA in the 2004 Bid Round, but Noble shall make the final decision on the application terms. If in the course of processing the bid application, the JDA requests the Parties to revise the terms offered under such application, the Parties shall endeavor to agree unanimously on a response to the proposed revisions within the time frame allowed under the circumstances. If the Parties are unable to so agree, then Noble may propose such terms as it deems most likely to satisfy the JDA and may proceed with negotiations. In the event the bid application is unsuccessful, ERHC and Noble shall work together to identify opportunities to acquire additional Participating Interest from the JDA and/or one or more Bid Parties and to determine the terms and conditions under which a Bid Interest could be acquired. If either Party becomes aware of an opportunity to acquire a Bid Interest from a Bid Party, it shall immediately notify the other Party giving full particulars of the potential interest that might be available. The Parties shall work closely together to determine if the opportunity is from a party that has the right to transfer such Bid Interest and if the initial terms and conditions are worthy of pursuit. If both Parties determine to move forward, an opportunity shall be deemed to be “made available” to Noble and the Parties shall then work closely together to negotiate an agreement acceptable to both Parties. Notwithstanding anything to the contrary in this Agreement, Noble shall never be obligated to acquire an available Bid Interest from a Bid Party or by direct execution of a PSC, and the consequences of such decision are contained in Sections 4(g) below.

5.	Section 4(c) is amended to read as follows:

If Noble acquires a Bid Interest by direct execution of a PSC, it shall be obligated to transfer to ERHC ten percent (10%) of such interest, but not more than ten percent (10%) of forty-one point six seven percent (41.67%) of the Participating Interest out of the Bid Interest so acquired. The ten percent (10%) interest shall then be referred to as the Retained Bid Interest, the ninety percent (90%) retained by Noble shall be referred to as the Assigned Bid Interest. If ERHC, in its sole discretion, acquires a Bid Interest by direct execution of a PSC it shall be obligated to transfer to Noble ninety percent (90%) of such interest (but not more than a cumulative of fifty percent (50%) of the total Participating Interest), which shall then be referred to as the Assigned Bid Interest.

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6.	Add a new Section 4(e) and renumber the remaining sections:

In the event Noble acquires an Excess Bid Interest, and subsequently sells, conveys or transfers all or any portion of such Excess Bid Interest to a third party not an affiliate of either of the Parties, Noble and ERHC shall share in any “Benefits” obtained by Noble from such third party in the proportions of 90% to Noble and 10% to ERHC. “Benefits” as that term is used herein means any retained ownership interest, reversionary interest, cash, stock, carry, promote or any other value of any nature received, or to be received, by Noble in respect of the transfer of the Excess Bid Interest to the third party, after Noble has recovered an amount equal to the prorata share of the following amounts attributable to the interest transferred to such third party, to wit: (i) the signature bonus paid by Noble in respect of Block 4, and (ii) Noble's sunk costs related to the acquisition of Block 4, including but not limited to the PGS Viewing Fee, evaluation, application and negotiation costs, outside legal counsel fees, wages and salaries of personnel directly working on the project, travel expenses, and related G&A costs. Noble agrees to execute such documents as are necessary to convey the 10% Benefit to ERHC.

7.	In Section 4(f) (new numbering), wherever the term “Assigned Bid Interest” appears it should be changed to read “aggregate of the Assigned Bid Interest and Excess Bid Interest.”

8.
In Section 4(g) (new numbering), delete the references to Section 4(e) in the first and eighth lines and substitute “Section 4(f)” therefor. Delete the reference to Section 5(a) in the second line and substitute “Section 4(a)” therefor.

9.	Delete the last sentence of Section 4(m) (new numbering).

10.	Delete Section 10(e).

11.	In all other respects, the Participation Agreement remains unchanged and the Parties hereby ratify and confirm such Participation Agreement to be in full force and effect as amended.

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IN WITNESS WHEREOF, the duly authorized representatives of the Parties hereto have executed this Agreement on the day, month and year first above written.

ENVIRONMENTAL REMEDIATION HOLDING CORPORATION

By:	/s/ Ali Memon
Ali Memon
President and Chief Executive Officer

NOBLE ENERGY JDZ LTD.

By:	/s/ Rodney D. Cook
RodneyD.Cook
Vice President

PARENT

SAMEDAN OF NORTH AFRICA, INC.

By:	/s/ Rodney D. Cook
Rodney D. Cook
Vice President

4

REPORT ON THE SEISMIC INTERPRETATION
OF
OPEN BLOCKS 1-9
NIGERIA/SAO TOME AND PRINCIPE
JOINT DEVELOPMENT ZONE
2003 LICENSING ROUND

(PHASE 1)

Prepared for

Chrome Energy Corporation (CEC)

Formerly
Environmental Remediation Holding Corporation
(ERHC)

By

September 2003

1

CONTENTS

List of Enclosures

1	INTRODUCTION

2	DATABASE AND MAPPING

2.1	Seismic database
2.2	Structural interpretation
2.3	Mapping
2.4	Depth Conversion

3	PROSPECTIVITY ASSESSMENT

3.1	Reserves Estimation
3.2	Block Ranking

4	APPENDICES

4.A	Prospect Illustrations
4.B	Lead Illustrations
4.C	Seabed to Mid Structure Isopach Map

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LIST OF ENCLOSURES

Encl 1.	Water Bottom Depth Structure (1:500,000)

Encl 2.	Mid Structure Two-way Time Structure (unfaulted, 1:100,000)

Encl 3.	Mid Structure Two-way Time Structure (unfaulted, 1:250,000)

Encl 4.	Mid Structure Two-way Time Structure (faults overlaid, 1:100,000)

Encl 5.	Mid Structure Two-way Time Structure (faults overlaid, 1:250,000)

Encl 6.	Mid Structure Depth Structure (unfaulted, 1:100,000)

Encl 7.	Mid Structure Depth Structure (unfaulted, 1:250,000)

Encl 8.	Mid Structure Depth Structure (faults overlaid, 1:100,000)

Encl 9.	Mid Structure Depth Structure (faults overlaid, 1:250,000)

Encl 10.	Mid Structure Depth Structure (hand-contoured with faults, 1:100,000)

Encl 11.	Mid Structure Depth Structure (hand-contoured with faults, 1:250,000)

Encl 12.	Extent of Amplitude Anomalies (1:100,000)

Encl 13.	Extent of Amplitude Anomalies (1:250,000)

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1 INTRODUCTION

In early 1999 WesternGeco acquired a Non Exclusive Survey in the Gulf of Guinea, West Africa, off the islands of Sao Tome and Principe. The survey comprises of 5924 km of 2D data. The governments of Sao Tome and Principe and Nigeria together created a Joint Development Authority (JDA) to manage a region known as the Joint Development Zone (JDZ). The original 1999 survey now falls into 2 discrete areas, the JDZ itself and the Exclusive Economic Zone (EEZ), which is outside the JDZ but within Sao Tome's territorial jurisdiction.

This report describes Phase 1 of the interpretation and mapping of WesternGeco seismic data offshore Sao Tome and Principe. The scope of the project was to interpret and map seismic data, highlight prospectivity and calculate volumetrics in Open Blocks 1-9 announced in the First JDZ Licensing Round due to close in October 2003. (Figure 1)

(Phase 2 of the interpretation project will include mapping and volumetrics of prospects in the EEZ and in the JDZ not included in Phase 1).

Figure 1. 2003 Licensing Round Blocks

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2 DATABASE AND MAPPING

2.1 Seismic Database

The interpretation was based on approximately 2155 km of WesternGeco seismic data (Figure 2), comprised of:

1593 km STP99 - principal survey within the JDZ
400 km EGWG-98 survey - to northeast of JDZ
132 km reprocessed 1997 AMR survey (Round Africa) - tie lines crossing outer Niger Delta
30 km PROBE survey

JDZ

EEZ

Figure 2. WesternGeco Seismic Database

2.2 Structural Interpretation

The seabed and a 'mid-structure' event defining Tertiary prospectivity were interpreted on the seismic data. A deeper horizon, 'deep-structure', was interpreted, but on agreement with the client, it was decided not to produce a map of this event Examples of the structural styles present within the area of the JDZ licensing round are shown in Figure 3.

5

Prospect E

Structural style: Compressional fold zone

Prospect VV

Structural style: Outer toe thrust zone

Figure 3. Structural styles within the JDZ licensing round area

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A limitation of automated workstation interpretation is that multiple Z values are not permitted. In order to define thrust structures in the area of interest the Mid Structure event was interpreted in two separate alternating segments and subsequently merged for the mapping process.

2.3  Mapping

The Mid Structure event was gridded and contoured in ZMAP with the following parameters:
Grid Interval x= 2500m, y=500m
Search Radius 5000m
These parameters were considered suitable to sample the narrow, elongate toe thrust structures without introducing anomalous 'bulls-eyes'.

ZMAP was not able to adequately incorporate the faults in the gridding process. It was decided to produce the Mid Structure map in time and depth without faults and to overlay the fault pattern only. This map was re-contoured by hand using the faults as a guide. Leads and prospects were identified on this map and volumetrics were calculated for each structure.

2.4  Depth Conversion

The seabed depth was calculated using a velocity of seawater of 1434 m/s (adjusted from 1490 m/s to tie Hippocampo-1).

Mid Structure time to depth conversion was performed using a constant interval velocity of 2000 m/s from seabed to mid-structure. An isopach was calculated for this interval and hung on the seabed depth in a layer caking process (see Figure 4 below and Appendix D, Figure 30),

Figure 4. Seabed to Mid Structure isopach

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3    PROSPECTIVITY ASSESSMENT

3.1 Reserves Estimation

Computer mapping of the STP and EGWG datasets identified fifty-six prospective structures; catalogued by alphabetic notation A through GGG (see Figure 11). Structures have been divided into prospects and leads based on the following criteria:

Prospects	Good seismic resolution, defined by two or more seismic lines	17
Leads	Single line structures or generally poor seismic resolution	39

For all prospects potential probabilistic reserves (P90-P50-P10) have been calculated and structures further subdivided on the basis of hand-contoured maps into high and low confidence features (see Appendix A, Figures 12-26).

Prospect Volumetrics

Reserves have been calculated on a probabilistic basis using summation of log-normal distributions fitted to all input parameters. On this basis P90, P50 and P10 values for recoverable oil and solution gas are reported in Figures 5 and 6.

Input parameters into the volumetric calculations were as follows:

Gross Rock Volume

GRV was calculated on an area x average net pay basis. Areas were determined by planimetry. The most-likely area corresponding to total closed area from computer mapping and maximum area corresponding to total closed area from hand-contoured maps; as for all input data minimum value was determined by the log-normal calculator. Average net pay values were set at 100 m and 150 m for most-likely and maximum respectively, with minimum calculated at 70 m. These figures compare favourably with published values of 64 - 274 m (mean 154 m) for various deep-water discoveries in Nigeria and Equatorial Guinea.

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Reservoir Parameters

Reservoir characteristics have been determined from public domain information available from the Zafiro Field or assigned on a conventional basis:

Input	Minimum (calculated)	Most-likely	Maximum	Basis
Porosity (%)	(21)	25	30	Zafiro
Saturation (%)	(70)	75	80	Conventional
Expansion (1/Bo)	(67)	75	85	Conventional
Recovery factor	(26)	30	35	Conventional
GOR (m3/m3)	(51)	70	100	Zafiro

Total prospect P50 reserves in the survey area are estimated at 14367 MMBO. These reserves have been partitioned by block on the basis of proportional maximum closed area and the resultant breakdown shown in Figures 7 and 8.

On block P50 totals are:

Block	Recoverable Reserves (P50 MMBO)
1	2049
2	2638
3	605
4	1868
5	1571
6	1170
7	2569
8	359
9	1258
EG	280

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Reserves are not assigned to the identified leads, but these are classified on the basis of closed area determined by planimetry from computer mapping. The leads have been subdivided into high and low confidence features and low relief (< 50 m) or single contour indications (Figures 9 and 10). Appendix B Figures 27-29 show three example leads.

On block prospective closed lead areas are as follows:

Block	Closed Lead Area (km2)
1	20.6
2	92.1
3	57.8
4	34.3
5	71.4
6	29.5
7	5.8
8	0
9	91.8
EG	5.3

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3.2 Block Ranking

In order to rank prospectivity, 2 categories of prospects and leads have been derived based on one or more of the following criteria:

Category 1 (or high confidence) - clear seismic definition, good structural integrity, amplitude anomalies present.
Category 2 (or low confidence) - poor seismic definition, poor structural integrity i.e. shallow or smaller structures, and lack of amplitude anomalies.

These categories are shown in each reserve/volumetric table and their distribution shown on Figure 11.

Prospects

Blocks 1, 2, 3 and 4 present high confidence of finding larger, well defined structures and consequently a higher reserve potential. Blocks 3 and 4 have a greater proportion of lower confidence prospects.

Blocks 5, 6, 7 and 9 offer large reserve potential but with lower confidence. Block 7 (north), Block 4 (east) and Block 5 (west) fall within a structurally high and complex zone of deformation where prospects are generally smaller, shallow, and exhibit poor seismic resolution.

Block 8 has limited potential because only a small area of the outer toe thrust zone is present in the extreme northwest corner of the block. Only one prospect has been identified in the block.

Leads

Leads are defined as structures identified with only one seismic line. Closures may not be adequately determined. Leads will require further evaluation and seismic acquisition will be necessary in some blocks.

Block 3 has several high confidence leads.

Block 9 has numerous high confidence leads, some of which are low relief structures. Most exhibit amplitude anomalies, but individual areas of closure may not be large.

Blocks 2 and 5 have considerable potential for large structures and reserves, but leads are classified with lower confidence.

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APPENDIX 4A: PROSPECT ILLUSTRATIONS

Figure 12	Prospects F and G

Figure 13	Prospect E

Figure 14	Prospect D

Figure 15	Prospect W

Figure 16	Prospect U

Figure 17	Prospect J

Figure 18	Prospect H

Figure 19	Prospect J J

Figure 20	Prospect FFF

Figure 21	Prospect AA

Figure 22	Prospect TT

Figure 23	Prospect SS

Figure 24	Prospect RR

Figure 25	Prospect PP

Figure 26	Prospect W

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APPENDIX 4B: LEAD ILLUSTRATIONS

Figure 27	Lead S

Figure 28	Lead X

Figure 29	Lead Q

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APPENDIX 4C: ISOPACH MAP

Figure 30	Seabed to Mid-Structure isopach Map

14